Exhibit 99.46

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PROSPECTUS

Non-Offering Prospectus	July 27, 2010

BROOKFIELD OFFICE PROPERTIES CANADA

No securities are being offered under this prospectus. This prospectus is being filed with the securities commissions in all of the provinces and territories of Canada to establish our eligibility to file a short form prospectus in those jurisdictions. We were formed in connection with the reorganization of the business of BPO Properties Ltd. on May 1, 2010 pursuant to which its directly owned office assets were transferred to us. Since no securities are being offered under this prospectus, no proceeds will be raised and we will pay all expenses in connection with the preparation and filing of this prospectus from our general funds.

Our outstanding trust units are listed on the Toronto Stock Exchange under the symbol “BOX.UN”. The closing price of our trust units on the Toronto Stock Exchange on July 26, 2010 was $19.70.

Investing in our securities is subject to certain risks. See “Risk Factors”.

No underwriter has been involved in the preparation of this prospectus or performed any review or independent due diligence of the contents of this prospectus.

A return on an investment in our trust units is not comparable to the return on an investment in a fixed-income security. The recovery of an investment in our trust units is at risk, and any anticipated return on an investment in our trust units is based on many performance assumptions. Although we intend to make distributions of available cash to our unitholders in accordance with our distribution policy from time to time, those cash distributions are not assured and may be reduced or suspended, depending on numerous factors disclosed in this prospectus. In addition, the market value of our trust units may decline if we are unable to make cash distributions in accordance with our distribution policy in the future, and that decline may be significant. See “Risk Factors”.

The after-tax return to our unitholders from an investment in our trust units will depend, in part, on the composition for income tax purposes of distributions that we pay on the trust units, portions of which may be fully or partially taxable or may constitute tax deferred distributions which are not subject to tax at the time of receipt but reduce a unitholder’s cost base in our trust units for tax purposes. The composition may change over time, thus affecting a unitholder’s after-tax return. Distributions of our net income are generally taxed as ordinary income in the hands of the unitholder. Distributions in excess of our net income are generally not taxed (and reduce a unitholder’s cost base in our trust units for tax purposes).

Brookfield Office Properties Canada is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. Our trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation.

Our head office is located at Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3.

i

INFORMATION CONTAINED IN THIS PROSPECTUS

Basis of Presentation

In this prospectus, unless the context requires otherwise:

•	“BAM” means Brookfield Asset Management Inc.;

•
“BOX”, “we”, “us” and “our” means Brookfield Office Properties Canada, Brookfield Office Properties Canada LP and their direct and indirect subsidiaries, and includes BPP prior to the date of the Transaction (as defined herein);

•	“BPO” means Brookfield Properties Corporation and its direct and indirect subsidiaries other than BOX; and

•	“BPP” means BPO Properties Ltd. and its direct and indirect subsidiaries other than BOX.

Capitalized terms used in this prospectus but not otherwise defined have the meanings set forth under “Glossary of Terms”.

All dollar amounts set forth in this prospectus are in Canadian dollars, except where otherwise indicated.

The information in this prospectus is given as at July 27, 2010, unless otherwise specified.

Accounting Principles

Having been granted exemptive relief to do so, we prepare our financial statements for financial periods beginning on or after January 1, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). For information on the material differences between Canadian GAAP and IFRS as they relate to financial statements for certain of the periods presented, see the unaudited financial statements of the BPP Carve-Out Portfolio in the “Historical Financial Statements of the BPP Carve-Out Portfolio” in Appendix A to this prospectus.

All historical financial information for the years ended December 31, 2009 and 2008 included in this prospectus has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All historical financial information for the three months ended March 31, 2010 included in this prospectus has been prepared in accordance with IFRS.

Pro forma financial information included in this prospectus is for information purposes only and is unaudited. All unaudited pro forma financial information contained in this prospectus has been derived from underlying financial statements prepared in accordance with Canadian GAAP or IFRS, as applicable. The pro forma financial information illustrates the effect of the Transaction, as if the Transaction had been completed on January 1, 2009 as it relates to the pro forma statement of income and comprehensive income and on March 31, 2010 as it relates to the pro forma balance sheet. The pro forma financial information should not be considered indicative of actual balance sheet data or operating results that would has been achieved had the Transaction occurred on January 1, 2009, or of results which may occur in the future. The pro forma financial information should be read in conjunction with the historical financial statements of the BPP Carve-Out Portfolio and the Brookfield Place Interest included in Appendix A to this prospectus. The pro forma financial information has been prepared using book values and fair values which do not necessarily equate to the values used for the purposes of valuing the Transaction. See “– Supplemental Disclosure With Respect to Non-GAAP Measures”.

Supplemental Disclosure with Respect to Non-GAAP Measures

In addition to results reported in accordance with Canadian GAAP and IFRS, we use certain non-GAAP financial measures, such as “funds from operations” and “net operating income”. These terms do not have standard meanings prescribed by Canadian GAAP or IFRS and therefore may not be comparable to similar measures presented by other companies or real estate investment trusts.

We define “funds from operations” as net income prior to extraordinary items, one-time transactions, future or deferred income taxes, fair value gains (losses), depreciation and amortization and certain other non-cash items. We use funds from operations to assess our operating results. Funds from operations is a widely used measure to analyze real estate. For a reconciliation of funds from operations to net income, see annual and interim management’s discussion and analysis included in the “Historical Financial Statements of the BPP Carve-Out Portfolio” in Appendix A to this prospectus.

We define “net operating income” as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, fair value gains (losses) and income tax expenses. Net operating income is an important measure that we use in assessing our operating results. Net operating income is important in assessing operating performance. For a reconciliation of net operating income to net income, see the annual and interim management’s discussion and analysis included in the “Historical Financial Statements of the BPP Carve-Out Portfolio” in Appendix A to this prospectus.

Forward-Looking Statements

This prospectus contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect our current beliefs and are based on assumptions and information currently available to us. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from our anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Accordingly, we cannot give any assurance that our expectations will in fact occur and caution that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: general economic conditions; local real estate conditions, including the development of properties in close proximity to our properties; timely leasing of our newly-developed properties and re-leasing of our occupied square footage upon expiration; dependence on our tenants’ financial condition; the uncertainties of real estate development and acquisition activity; our ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on our accounting policies and on period-to-period comparisons of financial results; and other risks and factors described under the heading “Risk Factors – Brookfield Office Properties Canada and Real Estate Industry Risks” in this prospectus and in the documents that we file with the securities regulators from time to time in Canada. We do not undertake to publicly update or revise any forward-looking statements or information contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

SUMMARY

The following is a summary of information contained elsewhere in this prospectus and should be read together with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus. Unitholders are urged to review this prospectus in its entirety. Capitalized terms used in this summary and elsewhere in this prospectus are defined under “Glossary of Terms”.

Brookfield Office Properties Canada

BOX is a limited purpose unincorporated, closed-ended, real estate investment trust established under and governed by the laws of the Province of Ontario and created pursuant to the Declaration of Trust dated as of March 19, 2010. Although it is intended that BOX qualify as a “mutual fund trust” pursuant to the Tax Act, BOX is not a mutual fund under applicable securities laws. Our head office is located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3. See “Brookfield Office Properties Canada” and “Description of Brookfield Office Properties Canada”.

Background

We were formed in connection with the reorganization of the business of BPP on May 1, 2010 pursuant to which its directly owned office assets were transferred to us. In connection with that transaction, we also acquired BPO’s interest in Brookfield Place, widely regarded as the top commercial complex in Canada. See “Brookfield Office Properties Canada – Background”.

Structure of Brookfield Office Properties Canada

Our operating business is carried on by Brookfield Office Properties Canada LP, which holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities. The following chart sets forth our current principal operating structure:

Notes:
1.	As at July 27, 2010, BPO held Units representing an aggregate equity interest in BOX of approximately 90.6%.
2.	Holders of Class B LP Units hold one special voting unit of BOX for each Class B LP Unit held. The special voting units provide voting rights with respect to BOX to holders of Class B LP Units.
3.	Interests in the properties in our portfolio are held by Brookfield Office Properties Canada LP as well as various entities directly or indirectly owned by Brookfield Office Properties Canada LP.

See “Structure of Brookfield Office Properties Canada”.

Business of Brookfield Office Properties Canada

We own and proactively manage premier properties in high-growth, and in many instances, supply-constrained Canadian markets, with high barriers to entry, and maintain one of Canada’s distinguished portfolios of office properties. Our commercial property portfolio consists of interests in 19 properties totaling 14.4 million square feet. Our primary markets are the financial and energy sectors in the cities of Toronto, Calgary and Vancouver. Our strategy is to concentrate operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We focus on the following strategic priorities:

•	realizing value from our properties through proactive leasing initiatives;

•	prudent capital management including the refinancing of mature properties; and

•	acquiring high quality commercial properties in our primary markets for value when opportunities arise.

See “Business of Brookfield Office Properties Canada”.

Trustees and Management of Brookfield Office Properties Canada

Our board of trustees oversees the management of our business and affairs. Our trustees are Richard B. Clark, the Honourable William G. Davis, Thomas F. Farley, Robert J. McGavin and Michael F.B. Nesbitt. Messrs. Davis, McGavin and Nesbitt are “independent” trustees within the meaning of NI 58-101.

BPO provides asset and property management services to us under arrangements that were entered into in connection with the Transaction. BPO draws on members of its senior management and other individuals from its affiliates to fulfill its obligations to us. We do not have any employees and depend on the management and administration services provided by BPO.

See “Trustees and Management”.

SUMMARY FINANCIAL INFORMATION

Pro Forma Financial Information

The following unaudited pro forma consolidated financial information of BOX is derived from, and should be read in conjunction with, the unaudited pro forma consolidated financial statements of BOX and the notes thereto included in Appendix A to this prospectus. The unaudited pro forma financial information of BOX has been compiled from the underlying historical financial statements of the BPP Carve-Out Portfolio and the Brookfield Place Interest to illustrate the effect of the Transaction, and has been prepared as if the Transaction had been completed on January 1, 2009 as it relates to the pro forma statement of income and comprehensive income and on March 31, 2010 as it relates to the pro forma balance sheet. These pro forma financial statements have been prepared using book values and fair values which do not necessarily equate to the values used for the purposes of valuing the Transaction. See “Information Contained in this Prospectus – Supplemental Disclosure With Respect to Non GAAP Measures”.

The pro forma information has been prepared for illustrative purposes only, does not represent our actual financial position or results and does not purport to represent what our consolidated results of operations actually would have been if the Transaction had occurred on January 1, 2009, or what our results will be for any future periods. Our actual results of operations will vary from the amounts set forth in the following analysis, and these variations may be material. See “Risk Factors”.

Unaudited Pro Forma Consolidated Balance Sheet as at March 31, 2010*

($ millions)	BPP Carve-Out Portfolio	Brookfield Place Interest	Pro forma adjustments**	Consolidated BOX
Assets
Non-current assets
Commercial properties	$2,835.6	$869.6	$-	$3,705.2

Current assets
Loan receivable	85.0	-	(85.0)	-
Tenant receivables and other assets	22.9	3.7	(3.7)	22.9
Cash and cash equivalents	43.2	3.2	(3.2)
			(15.0)	28.2
	151.1	6.9	(106.9)	51.1
Total assets	$2,986.7	$876.5	$(106.9)	$3,756.3

Liabilities
Non-current liabilities
Commercial property debt	$819.3	$322.5	$-	$1,141.8
Deferred income tax liabilities	299.3	-	(299.3)	-
	1,118.6	322.5	(299.3)	1,141.8

Current liabilities
Commercial property debt	447.3	7.1	-	454.4
Accounts payable and other liabilities	68.0	27.4	(27.4)
	515.3	34.5	(27.4)	522.4
Total liabilities	1,633.9	357.0	(326.7)	1,664.2

Equity in net assets	1,352.8	519.5	(1,696.1)	176.2
Trust units			417.4	417.4
Unitholders’ equity			(1,283.7)	588.6
Non-controlling interests			1,498.5	1,498.5
Total equity			219.8	2,092.1
Total liabilities and equity	$2,986.7	$876.5	$(106.9)	$3,756.3

*	Prepared in accordance with IFRS.
**	See Appendix A for description of the adjustments.

Unaudited Pro Forma Consolidated Statement of Income and Comprehensive Income for the Three Months Ended March 31, 2010*

($ millions, except for per unit amount)	BPP Carve-Out Portfolio	Brookfield Place Interest	Pro forma adjustments**	Consolidated BOX
Total Revenue	$79.7	$22.7	-	$102.4

Net operating income
Commercial property	39.9	11.3	0.5	51.7
Investment and other	0.7	-	-	0.7
	40.6	11.3	0.5	52.4
Expenses
Interest	15.8	5.4	-	21.2
General and administrative	3.3	0.9	(2.7)	1.5
Asset management fee	-	-	2.3	2.3
Income before fair value gains and income taxes	21.5	5.0	(0.9)	27.4
Fair value gains	14.6	3.3	-	17.9
Income taxes	(10.0)	-	10.0	-
Net income and comprehensive income	$26.1	$8.3	$10.9	$45.3

Net income and comprehensive income attributable to
Unitholders				$9.9
Non-controlling interests				35.4
				45.3
Net income and comprehensive income per unit attributable to unitholders - basic and diluted				$0.49

*	Prepared in accordance with IFRS.
**	See Appendix A for description of the adjustments.

Unaudited Pro Forma Consolidated Statement of Income and Comprehensive Income for the Year Ended December 31, 2009*

($ millions, except per unit amount)	BPP Carve-Out Portfolio	Brookfield Place Interest	Pro forma adjustments**	Consolidated BOX
Total Revenue	$264.0	$99.7	-	$363.7

Net operating income
Commercial property	$143.7	$51.1	$2.1	$196.9
Investment and other	2.7	-	(1.9)	0.8
	146.4	51.1	0.2	197.7
Expenses
Interest	42.5	21.9	-	64.4
General and administrative	11.7	3.7	(9.4)	6.0
Asset management fee	-	-	9.0	9.0
	92.2	25.5	0.6	118.3
Depreciation and amortization	34.4	17.6	-	52.0
Income taxes	18.5	-	(18.5)	-
Net income and comprehensive income	$39.3	$7.9	$19.1	$66.3
Number of units outstanding				93.2
Net income per basic and diluted unit				$0.71

*	Prepared in accordance with Canadian GAAP.
**	See Appendix A for description of the adjustments.

Selected Historical Financial Statements of the BPP Carve-Out Portfolio

The following combined financial information of the BPP Carve-Out Portfolio has been derived from, and should be read in conjunction with, the combined audited annual and unaudited interim financial statements of the BPP Carve-Out Portfolio and the notes thereto included in Appendix A to this prospectus. The historical information has been prepared on a “carve-out” basis to reflect the assets, liabilities, operations and cash flows of BPP specifically allocable to the directly-owned office assets that BOX acquired from BPP in connection with the Transaction. Historical results are not necessarily indicative of future results. Interim results are not necessarily indicative of results that may be achieved for the entire fiscal year.

Unaudited Combined Balance Sheet as at March 31, 2010*

($ millions)	As at March 31, 2010
Assets
Non-current assets
Commercial properties	$2,835.6

Current assets
Loan receivable	85.0
Tenant receivables and other assets	22.9
Cash and cash equivalents	43.2
151.1
$2,986.7
Liabilities
Non-current liabilities
Commercial property debt	$819.3
Deferred income tax liabilities	299.3
1,118.6
Current liabilities
Commercial property debt	447.3
Accounts payable and other liabilities	68.0
515.3

Total liabilities	1,633.9

Equity in net assets	1,352.8
Total liabilities and equity in net assets	$2,986.7

*	Prepared in accordance with IFRS.

Unaudited Combined Statement of Income and Comprehensive Income for the Three Months Ended March 31, 2010*

($ millions)	Three months ended March 31, 2010
Commercial property operations
Revenue	$79.7
Operating expenses	39.8
39.9
Investment and other	0.7
40.6
Expenses
Interest	15.8
General and administrative	3.3
Income before fair value gains (losses) and income taxes	21.5
Fair value gains (losses)	14.6
Income before income taxes	36.1
Income taxes	10.0
Net income and comprehensive income	$26.1

*	Prepared in accordance with IFRS.

Audited Combined Statements of Income and Comprehensive Income for the Years Ended December 31, 2009 and 2008*

($ millions)	Year ended December 31, 2009	Year ended December 31, 2008
Commercial property operations
Revenue	$264.0	$258.8
Operating Expenses	120.3	131.6
	143.7	138.2
Investment and other	2.7	13.7
	146.4	151.9
Expenses
Interest	42.5	39.8
General and administrative	11.7	11.5
	92.2	100.6
Depreciation and amortization	34.4	33.9
Income taxes	18.5	21.2
Net income and comprehensive income	$39.3	$45.5

*	Prepared in accordance with Canadian GAAP.

BROOKFIELD OFFICE PROPERTIES CANADA

BOX is a limited purpose unincorporated, closed-ended, real estate investment trust established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust dated as of March 19, 2010 (the “Declaration of Trust”). Although it is intended that BOX qualify as a “mutual fund trust” pursuant to the Income Tax Act (Canada) (the “Tax Act”), BOX is not a mutual fund under applicable securities laws. Our head office is located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

Background

We were formed in connection with the reorganization of the business of BPP on May 1, 2010 (the “Transaction”) pursuant to which its directly owned office assets were transferred to us.

The board of directors of BPP believed that reorganizing the directly owned office assets of BPP under a real estate investment trust would enhance shareholder value by broadening its investor base to retail and institutional investors and making it more suitable for income investors. In addition, the board of directors of BPP believed that the Transaction would create an opportunity for BPP’s assets to be more fairly valued in the public markets.

In connection with the Transaction, BPP transferred its directly owned office assets to us. We also acquired BPO’s interest in Brookfield Place (the “Brookfield Place Interest”), widely regarded as the top commercial complex in Canada, for a purchase price of approximately $866 million. The purchase price was satisfied by the payment of approximately $100 million in cash, the assumption of debt valued at approximately $342 million and the issuance of approximately 20.3 million Class B LP Units of Brookfield Office Properties Canada LP (the “Class B LP Units” and together with our trust units, the “Units”) valued at approximately $20.88 per unit. See “Significant Acquisition.”

Pursuant to the Transaction, BPO acquired all of the common equity of BPP that it did not already own. Select assets of BPP, including a portfolio of properties held through property-level joint-ventures (collectively, the “Canadian Office Fund”) and certain development properties, as well as certain other assets that we are not permitted to own under rules governing real estate investment trusts, were retained by BPP. BPP continues to have preferred shares outstanding and no changes were made to their terms in connection with the Transaction.

On closing of the Transaction, BPO and its affiliates, which held approximately 89.7% of BPP’s common equity prior to the Transaction, received Units representing an aggregate equity interest in BOX of approximately 90.6%, including the consideration BPO received for the sale of the Brookfield Place Interest. The public common shareholders of BPP received one trust unit for each BPP common share held. BPO has indicated that in the future, and subject to valuation and market conditions, it will consider reducing its interest in us to enhance our market liquidity.

BPO provides asset and property management services to us under arrangements that were entered into in connection with the Transaction. BPO draws on members of its senior management and other individuals from its affiliates to fulfill its obligations to us. We do not have any employees and depend on the management and administration services provided by BPO. See “Trustees and Management”.

Our major milestones are summarized below.

History

Starting in 1997, BPO purchased shares of BPP until April 2003, when its equity interest in BPP reached 89%. Thereafter, BPO extended an offer to acquire the balance of BPP’s outstanding common shares not already owned by BPO. In June 2003, BPO withdrew its proposal due to the lack of support from minority shareholders.

In June 2000, we acquired a Western Canadian office portfolio, consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprise a total of 3.5 million square feet of prime office, retail and parking space. The portfolio includes the flagship Bankers Hall East and West Towers and the Royal Bank Building in downtown Calgary, as well as the Royal Centre in downtown Vancouver.

Year-Ended December 31, 2007

On June 25, 2007, we expanded the Herald Block development site in Calgary with the acquisition of the Heagle building for $5 million, adding 100,000 square feet of additional density to the site, which now has a capacity of 1.2 million rentable square feet. The acquisition of the building also links the site to existing skybridge connections.

On July 26, 2007, we closed on a $420 million construction loan for Bay Adelaide Centre. The loan bears interest at Bankers Acceptance plus 1.35% and has a three-year term with two one-year extension options.

Year-Ended December 31, 2008

In February 2008, we refinanced the mortgage of 105 Adelaide Street West, Toronto, for $23.1 million. The loan bears interest at 5.32% per annum and matures in February 2013.

In the first quarter of 2008, BPP declared a special dividend of $7.25 per common share, totaling approximately $206.5 million. This special dividend was funded from BPP’s cash resources.

In the second quarter of 2008, we arranged financing of $110 million for Hudson’s Bay Centre in Toronto. The previous loan of $100 million was fully repaid at maturity, resulting in net proceeds of $10 million. The loan bears interest at 5.20% per annum and matures in 2013. There is a two-year extension option that extends the maturity to 2015, provided that certain debt service and loan-to-value thresholds are met.

In the second quarter of 2008, we also arranged financing of $122 million for Royal Centre in Vancouver. A previous bridge facility of $132 million on this property was fully repaid. The loan bears interest at 4.96% per annum and matures in 2012.

In October 2008, we completed a bridge facility of $300 million on Suncor Energy Centre (previously known as the Petro Canada Centre), Calgary, for a one-year term, raising net proceeds of $28.5 million at ownership.

In the third quarter of 2008, we refinanced 22 Front Street in Toronto for $20.0 million. This loan bears interest at 6.24% per annum and matures in October 2020. The loan generated net proceeds of $13.7 million after repayment of the previous loan of $6.3 million.

In 2008, BPP repurchased 443,700 of its common shares for a total of $7.0 million at an average price of $15.77 per share.

Year-Ended December 31, 2009

On June 9, 2009, we announced the completion of the refinancing of the Suncor Energy Centre in Calgary with $370 million (our share $220.0 million) five-year first mortgage bonds, issued by one of our subsidiary companies and our joint venture partner. The financing was completed at a fixed rate of 6.379% and matures in 2014.

In the second quarter of 2009, BPP declared a special dividend of $1.65 per common share, totaling approximately $140.2 million. This special dividend was funded from the BPP’s cash resources.

On September 16, 2009, we officially opened Bay Adelaide Centre, the first development built to achieve a LEED Gold Standard and the first major development in Toronto’s financial district in 17 years. Standing 51 stories tall, the 1.2 million square foot office tower adheres to strict building efficiency guidelines, including optimization of energy, light and water, and the use of local and recycled building materials.

On September 16, 2009, BPP announced that it had renewed its normal course issuer bid and that it may, during the twelve month period commencing September 22, 2009 and ending September 21, 2010, purchase on the TSX up to 997,230 of its common shares (on a post-split basis), representing approximately 5% of its issued and outstanding common shares.

On November 21, 2009, BPP announced that it had been granted exemptive relief to prepare its financial statements in accordance with IFRS for financial periods beginning on or after January 1, 2010, ahead of the mandatory conversion date for Canadian public companies. BPP adopted IFRS commencing with its interim financial statements for the three months ending March 31, 2010.

Recent Developments

On February 26, 2010, we announced the Transaction under which BOX was created as a real estate investment trust and acquired BPP’s directly owned office assets in Toronto, Calgary and Vancouver and BPO’s interest in Brookfield Place. The Transaction, which was effected by way of a plan of arrangement under the Canada Business Corporations Act (the “CBCA”) closed on May 1, 2010 following the receipt of shareholder and court approvals.

On May 3, 2010, in connection with the announcement of the closing of the Transaction and our financial results for the first quarter of 2010, we announced that our trustees had approved a distribution of $0.08 per trust unit payable on June 15, 2010 to our unitholders on record as at the close of business on May 31, 2010.

On May 20, 2010, we announced that our trust units had begun trading under the symbol “BOX.UN” to avoid potential confusion with another Brookfield entity that trades under a similar symbol on the TSX.

STRUCTURE OF BROOKFIELD OFFICE PROPERTIES CANADA

The following chart sets forth our current principal operating structure:

Notes:

1.	As of July 27, 2010, BPO held Units representing an aggregate equity interest in BOX of approximately 90.6%.

2.	Holders of Class B LP Units hold one special voting unit for each Class B LP Unit held. The special voting units provide voting rights with respect to BOX to holders of Class B LP Units.

3.	Interests in the properties in our portfolio are held by Brookfield Office Properties Canada LP as well as various entities directly or indirectly owned by Brookfield Office Properties Canada LP.

Our operating business is carried out by the following principal entities set out below:

Brookfield Office Properties Canada LP, holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities. Brookfield Office Properties Canada LP is a limited partnership formed under the laws of the Province of Ontario pursuant to a limited partnership agreement that was amended and restated on May 1, 2010 (the “Limited Partnership Agreement”). The head and registered office of Brookfield Office Properties Canada LP is located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3. The general partner of Brookfield Office Properties Canada LP is BOPC GP Inc., a wholly-owned subsidiary of BOX formed under the laws of Canada.

The following table sets forth the name, percentage interest held directly or indirectly and jurisdiction of incorporation of each of the other principal subsidiary entities:

Name of Subsidiary Entity	Jurisdiction of Formation	Percentage Interest
Bankers Hall LP	Alberta	100%
4087844 Canada Inc.	Canada	50%
BPO Properties Bloor Yonge LP	Ontario	100%
Fifth Avenue LP	Alberta	100%
Queen’s Quay LP	Ontario	100%
RBB LP	Alberta	100%
4087861 Canada Inc.	Canada	50%
SEC LP	Alberta	100%
1041965 Ontario Inc.	Ontario	100%
3167062 Canada Limited	Canada	100%
3167071 Canada Limited	Canada	100%

BUSINESS OF BROOKFIELD OFFICE PROPERTIES CANADA

Overview

We own and proactively manage premier properties in high-growth, and in many instances, supply-constrained Canadian markets, with high barriers to entry, and maintain one of Canada’s distinguished portfolios of office properties. Our commercial property portfolio consists of interests in 19 properties totaling 14.4 million square feet. Our primary markets are the financial and energy sectors in the cities of Toronto, Calgary and Vancouver. Our strategy is to concentrate operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We focus on the following strategic priorities:

•	realizing value from our properties through proactive leasing initiatives;

•	prudent capital management including the refinancing of mature properties; and

•	acquiring high quality commercial properties in our primary markets for value when opportunities arise.

Property Portfolio

The following table summarizes the current breakdown of our property portfolio by city as at March 31, 2010:

	Number of		(000’s Sq. Ft.)						BOX’s Owned Interest (000’s Sq. Ft.)
	Properties	Leased%	Office	Retail	Leasable	Parking		Total	Interest %	Leasable	Total

TORONTO
Bay Wellington Tower	1	97.4%	1,299	41	1,340	—		1,340	100%	1,340	1,340
Brookfield Place Retail & Parking	1	94.8%	—	53	53	690	(1)	743	50%	27	413
Bay Adelaide West	1	74.8%	1,155	37	1,192	382		1,574	100%	1,192	1,574
Exchange Tower	1	98.6%	963	66	1,029	131		1,160	50%	515	580
Hudson’s Bay Centre	1	98.4%	536	261	797	295		1,092	100%	797	1,092
Queen’s Quay Terminal	1	98.7%	428	76	504	—		504	100%	504	504
105 Adelaide St. W.	1	95.5%	177	7	184	48		232	100%	184	232
HSBC Building	1	100.0%	188	6	194	31		225	100%	194	225
20-22 Front St. W.	1	100.0%	135	8	143	—		143	100%	143	143
	9	93.2%	4,881	555	5,436	1,577		7,013		4,896	6,103
CALGARY
Bankers Hall	3	100.0%	1,944	224	2,168	409		2,577	50%	1,084	1,289
Bankers Court	1	100.0%	255	7	262	62		324	50%	131	162
Suncor Energy Centre	2	100.0%	1,710	22	1,732	220		1,952	50%	866	976
Fifth Avenue Place	2	99.9%	1,430	46	1,476	206		1,682	50%	738	841
	8	100.0%	5,339	299	5,638	897		6,535		2,819	3,268
VANCOUVER
Royal Centre	1	94.1%	493	96	589	264		853	100%	589	853
	1	94.1%	493	96	589	264		853		589	853
OTHER
Merivale Place, Nepean	1	100.0%	—	3	3	—		3	100%	3	3
	1	100.0%	—	3	3	—		3		3	3
TOTAL BOX PORTFOLIO	19	96.5%	10,713	953	11,666	2,738		14,404	71%	8,307	10,227

Note:
(1)	BOX owns a 56% interest in the parking operations.

Leasing Profile and Lease Expire Analysis

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of expiration of their leases, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. As at March 31, 2010, approximately 6.5% of our leases mature annually over the next five years, with a weighted-average lease life of 8 years.

The following table sets out lease maturities, by square footage, for our portfolio as at March 31, 2010:

(000’s Sq.Ft.)	Currently Available	2010	2011	2012	2013	2014	2015	2016	2017 & Beyond	Total Leasable	Parking	Total

Toronto, Ontario	372	196	351	477	677	200	374	326	2,463	5,436	1,577	7,013
Calgary, Alberta	2	127	565	353	488	99	1,170	746	2,088	5,638	897	6,535
Vancouver, B.C.	35	14	71	62	84	7	66	25	225	589	264	853
Other	—	—	—	—	1	—	—	—	2	3	—	3
Total	409	337	987	892	1,250	306	1,610	1,097	4,778	11,666	2,738	14,404
Percentage of Total	3.5%	2.9%	8.5%	7.6%	10.7%	2.6%	13.8%	9.4%	41.0%	100.0%	—	100.0%

The following is a breakdown of our lease maturities by region with associated expiring net rental rates as at March 31, 2010:

	Total Portfolio				Toronto, Ontario				Calgary, Alberta
Year of Expiry	000’s Sq.Ft.	%	Net Rate per Sq.Ft.($)		000’s Sq.Ft.	%	Net Rate per Sq.Ft.($)		000’s Sq.Ft.	%	Net Rate per Sq.Ft.($)
Currently available	409	3.5%			372	6.8%			2	0.0%
2010	337	2.9%	$29	(1)	196	3.6%	$32	(1)	127	2.3%	$26
2011	987	8.5%	28		351	6.5%	25		565	10.0%	29
2012	892	7.6%	27		477	8.8%	26		353	6.3%	29
2013	1,250	10.7%	30		677	12.4%	30		488	8.7%	32
2014	306	2.6%	33		200	3.7%	31		99	1.8%	37
2015	1,610	13.8%	30		374	6.9%	30		1,170	20.7%	30
2016	1,097	9.4%	27		326	6.0%	26		746	13.2%	28
2017 & beyond	4,778	41.0%	31		2,463	45.3%	31		2,088	37.0%	35
Parking	2,738	—	—		1,577	—	—		897	—	—
Total	14,404	100.0%			7,013	100.0%			6,535	100.0%
Average market net rent			$26				$24				$29

	Vancouver, B.C.			Other
Year of Expiry	000’s Sq.Ft.	%	Net Rate per Sq.Ft.($)	000’s Sq.Ft	%	Net Rate per Sq.Ft.($)
Currently available	35	5.9%		—	—
2010	14	2.4%	$22	—	—	—
2011	71	12.1%	24	—	—	—
2012	62	10.5%	22	—	—	—
2013	84	14.3%	22	1	33.3%	32
2014	7	1.2%	29	—	—	—
2015	66	11.2%	25	—	—	—
2016	25	4.2%	22	—	—	—
2017 & beyond	225	38.2	11	2	66.7%	28
Parking	264	—	—	—	—	—
Total	853	100.0%		3	100.0%
Average market net rent			$26			$27

Note:
(1)	Excluding Bay Wellington Tower and retail tenants expiring in 2010, our expiry net rates per square foot would be $25 for the total portfolio and $26 for Toronto.

Top Tenants

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in our portfolio include Suncor Energy Inc., Imperial Oil, Talisman Energy and RBC Financial Group.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

Tenant	Location	Year of Expiry(1)	000’s Sq. Ft.(2)	% of Sq. Ft.(2)	Credit Rating(3)
Rated
Suncor Energy	Suncor Energy Centre	2028	1,015	8.7%	BBB+
Imperial Oil	Fifth Avenue	2016	717	6.1%	AAA
Talisman Energy	Bankers Hall	2015	539	4.6%	BBB
RBC Financial Group	Royal Centre, Bankers Hall, Hudson’s Bay Centre, Queen’s Quay, Bay Wellington Tower	2024	533	4.6%	AA-
Canada Natural Resources	Bankers Hall, Fifth Avenue Place	2011	305	2.6%	BBB
CIBC	Bankers Hall, 22 Front, Bay Wellington Tower	2034	305	2.6%	A+
Enbridge Inc.	Fifth Avenue	2013	255	2.2%	A-
EnCana Corporation	Bankers Hall	2014	241	2.1%	BBB+
Government of Canada	Exchange Tower	2013	184	1.6%	AAA
Lombard Insurance	105 Adelaide	2013	144	1.2%	A-
Westcoast Energy	Fifth Avenue and Royal Centre	2013	139	1.2%	BBB+
National Bank of Canada	Exchange Tower	2023	121	1.0%	A
HSBC of Canada	HSBC Building	2011	109	0.9%	AA
Other investment grade	Various	Various	899	7.7%	BBB- or higher
Unrated			5,506	47.2%	BBB- or higher
KPMG	Bay Adelaide Centre, West	2025	297	2.5%
Hudson Bay	Hudson’s Bay Centre	2019	209	1.8%
Goodmans	Bay Adelaide Centre, West	2026	182	1.6%
Toronto Stock Exchange	Exchange Tower	2018	179	1.5%
Fasken Martineau	Bay Adelaide Centre, West	2030	165	1.4%
Bennett Jones	Bankers Hall	2015	161	1.4%
Compton Petroleum Corporation	Bankers Court	2019	151	1.3%
Heenan Blaikie	Bay Adelaide Centre, West, Fifth Avenue	2022	142	1.2%
Crescent Point Resources Ltd.	Suncor Energy Centre	2020	140	1.2%
Deloitte & Touche	Bay Wellington Tower	2017	122	1.0%
Aird & Berlis	Bay Wellington Tower	2015	110	0.9%
McMillan Binch	Bay Wellington Tower	2019	109	0.9%
Fraser Milner Casgrain	Bankers Court	2024	103	0.9%
Citco (Canada) Inc.	Hudson’s Bay Centre	2018	99	0.8%
PriceWaterhouseCoopers	Suncor Energy Centre	2015	95	0.8%
Precision Drilling Corp.	Suncor Energy Centre	2011	93	0.8%
Other Government Agencies	Various	Various	152	1.3%
Total			8,015	68.7%

Notes:
(1)	Weighted average based on leased square feet.
(2)	Prior to considering partnership interests in partially owned properties and excluding parking.
(3)	From Standard and Poor’s, Moody’s or DBRS.

Commercial Property Debt Maturity

Our commercial property mortgages are secured by individual properties generally without recourse to us, except for the loans at Suncor Energy Centre, Hudson’s Bay Centre and Bay Adelaide Centre which have limited recourse to us of $35 million, $15 million and $60 million, respectively, .

The details of our commercial property debt as at March 31, 2010 are as follows:

Commercial Property	Location	Maturity Date	Interest Rate %	BOX’s Share	2010	2011	2012	2013	2014	Thereafter	Mortgage Details

Bankers Court	Calgary	October 2010	1.90%	44.4	$44.4						Non-recourse - variable rate
Queen’s Quay Terminal	Toronto	March 2011	7.26%	32.7		$32.7					Non-recourse - fixed rate
Fifth Avenue Place	Calgary	August 2011	7.59%	68.9		68.9					Non-recourse - fixed rate
Exchange Tower	Toronto	April 2012	6.83%	59.4			$59.4				Non-recourse - fixed rate
Royal Centre	Vancouver	May 2012	4.96%	117.5			117.5				Non-recourse - fixed rate
Bay Adelaide Centre(1)(4)	Toronto	July 2010	1.75%	388.9	388.9						Limited recourse - variable rate
HSBC Building	Toronto	October 2012	8.19%	21.9			21.9				Non-recourse - fixed rate
105 Adelaide	Toronto	February 2013	5.32%	22.1				$22.1			Non-recourse - fixed rate
Bay Wellington Tower	Toronto	April 2013	6.40%	266.3				266.3			Non-recourse - fixed rate
Bay Wellington Tower	Toronto	April 2013	6.84%	64.1				64.1			Non-recourse - fixed rate
Bankers Hall	Calgary	November 2013	6.69%	10.9				10.9			Non-recourse - fixed rate
Bankers Hall	Calgary	November 2013	7.20%	156.8				156.8			Non-recourse - fixed rate
Suncor Energy Centre(2)	Calgary	June 2014	6.38%	218.2					$218.2		Limited recourse - fixed rate
Hudson’s Bay Centre(3)(5)	Toronto	May 2013	5.20%	110.0				110.0			Limited recourse - fixed rate
20-22 Front St.	Toronto	October 2020	6.24%	19.5						$19.5	Non-resource - fixed rate
Total Debt before deferred financing costs				1,601.6	433.3	101.6	198.8	630.2	218.2	19.5
Deferred financing costs				(5.4)	(0.1)	(0.1)	(1.2)	(1.6)	(1.5)	(0.9)
Total				$1,596.2	$433.2	$101.5	$197.6	$628.6	$216.7	$18.6

Notes:
(1)	This loan has limited recourse to us for up to $60.0 million.
(2)	Includes a $34.7 million unsecured loan from an affiliate of the property’s joint-venture partner. This loan has limited recourse to us for up to $35.0 million.
(3)	This loan has limited recourse to us for up to $15.0 million.
(4)
Two one-year extension options available at maturity. The first option has been exercised subsequent to the quarter end which extends the maturity to 2011 and has not been reflected in the table above.

(5)	Two year extension option that extends the maturity to May 2015 is available to us provided that certain debt service and loan-to-value thresholds are met.

Primary Markets

The following is a brief overview of the commercial property markets in which we operate and includes discussion of our expectations with respect to certain markets which, by its nature, contains certain forward-looking statements. Forward-looking statements require us to make certain assumptions and are subject to risks and uncertainties that could cause actual results or events to differ materially from our current expectations. Please see “Information Contained in this Prospectus — Forward-Looking Statements” and “Risk Factors” of this prospectus for a discussion of certain of these risks and uncertainties and material facts and assumptions related to the statements set forth in this section.

Toronto, Ontario

The Toronto market contains the largest area of office space in Canada. The greater Toronto area has approximately 170 million square feet of office space divided between the suburbs and downtown. Toronto’s downtown has a total office space inventory of 66.3 million square feet.

The overall vacancy rate in downtown Toronto at March 31, 2010 was 6.8%, a 0.2% increase from 6.6% at year end 2009. Vacancy in Class AA and A markets in the financial core, where 90% of our buildings are located, was 6.9% for the first quarter of 2010, compared to 7.2% at the end of 2009. As at March 31, 2010, our vacancy rate in this market was approximately 6.8% (or 1.7% if Bay Adelaide is excluded). Downtown Toronto leasing activity in the first quarter of 2010 was approximately 818,737 square feet, an increase from last year’s 603,873 square feet in the same quarter. Overall absorption in the financial core for Class AA and A buildings in first quarter of 2010 was positive 867,737 square feet. Our average in-place net rent per square foot in this market was $26.95 per square foot as at March 31, 2010, as compared to the average market net rent of $24.00 per square foot at that time.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Brookfield Place
Brookfield Place consists of almost 3.2 million square feet of rentable commercial and parking space comprising two high-rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets. A 90-foot high glass enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings. With direct access to Union Station, the Metro Toronto subway system and Commerce Court, Brookfield Place is a key point of entry in the underground pedestrian walkway system in Toronto.

Bay Wellington Tower	1,340	100% fee interest.	Built in 1992, the Bay Wellington Tower is a 47-story tower located on the northern portion of Brookfield Place.
22 Front Street	143	100% fee interest
22 Front Street, originally constructed in 1923 and extensively renovated between 1986-1987, is a 14-storey building. The property is integrated within the Brookfield Place complex, which is centrally located within Toront’s financial core.

Retail and Parking	743	50% interest (on a psf basis) in Retail and a 56% interest in Parking. The remaining 50% interest in Retail and 44% interest in Parking is owned by OMERS.
Bay Adelaide Centre	1,156	100% fee interest.
Recently completed in September 2009, Bay Adelaide Centre is located in Toronto’s financial core at the corner of Bay and Adelaide Streets. The project is a 51-story office tower and is integrated with the underground pedestrian network. Bay Adelaide Centre is the first major development in the Toronto financial district in over 17 years.

The Exchange Tower Block			The Exchange Tower Block consists of two office towers including the Exchange Tower and 105 Adelaide, and the retail and parking components of the complex.
Exchange Tower	1,160
50% leasehold interest in the North parcel (containing a 3-story building) and a 50% freehold and leasehold interest in the South Parcel (which includes the Exchange Tower). The remaining 50% leasehold and freehold interests are held by TTC Pension Fund (25%) and Hospitals of Ontario Pension Fund (25%).

Exchange Tower is located in Toronto’s financial core at the corner of York and King Streets. The office property is integrated with the Toronto financial core and the underground pedestrian network as a component of the Exchange Tower Block. The building was built in 1981 and renovated in 1999.

105 Adelaide Street West	232	100% leasehold interest.
105 Adelaide Street West, also known as Lombard Place, is a 12-story office property located in the financial core between the Exchange Tower and First Canadian Place. This Class ‘A’ building was built in 1962 and completely renovated in 1990.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Hudson’s Bay Centre	1,092	100% leasehold interest and 100% fee interest in certain components.
The Hudson’s Bay Centre comprises an office tower at 2 Bloor Street East, the Bay department store and an extensive retail concourse with a variety of shops and services. Built in 1973 and renovated in 2001, the building is directly above the intersection of two subway lines at the corner of Yonge and Bloor Streets and in close proximity to the Don Valley Expressway.

Queen’s Quay Terminal	504	100% fee interest.
Built in 1926 and renovated in 1983, Queen’s Quay Terminal is located in the waterfront in downtown Toronto’s financial district. The property also contains condominium units which are owned freehold by other parties.

HSBC Building	225	100% fee interest in 1/3 of the property and a 100% leasehold interest in 2/3 of the property. The other freehold owner is a private investor.
The HSBC Building is located in Toronto’s financial core at the corner of Wellington and York Streets. The project is a 17-story office tower completed in 1990 and is integrated with the Toronto financial core and underground pedestrian network.

Calgary, Alberta

At the end of 2009, our office properties, located centrally in downtown Calgary, accounted for approximately 5.9 million square feet of a total downtown office market inventory of approximately 36.5 million square feet. The downtown Calgary market is largely driven by the oil and natural gas industries. Though Calgary is the fifth largest city in Canada, it has the second highest number of head offices in the country, second only to Toronto.

The overall vacancy rate in downtown Calgary at March 31, 2010 was 12.7%, a 1.1% increase from 11.6% at year end 2009. Vacancy in Class AA and A markets was 12.2% for the first quarter of 2010, compared to 10.2% at the end of 2009. As at March 31, 2010, our vacancy rate in this market was nil. Overall absorption in the first quarter of 2010 was positive 854,223 square feet compared to negative 282,240 square feet in same quarter in 2009. Our average in-place net rent per square foot in this market was $26.85 per square foot as at March 31, 2010, as compared to the average market net rent of $29.00 per square foot at that time.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Bankers Hall	2,577	50% fee interest. The remaining 50% interest is owned by BCIMC.
Built in 1988, the Bankers Hall complex is comprised of three towers: East Tower, West Tower and the Royal Bank Building. The East and West Towers are twin 52-story office towers sitting above a 7-story office/retail podium that integrates the historic Hollingsworth Building and the adjacent 26-story Royal Bank Building.

Bankers Court	323	50% fee interest. The remaining 50% interest is owned by BCIMC.	Bankers Court, substantially completed in March 2009, is a 15-story office tower and is directly adjacent to Bankers Hall and connected by an above-ground pedestrian walkway.
Suncor Energy Centre	1,952	50% fee interest. The remaining 50% interest is owned by ARCI Ltd.
Suncor Energy Centre consists of a two-tower office-retail complex and underground parking garage. The office towers are a 52-story west tower and a 32-story east tower. The property is located in the Calgary central business district and is connected to the above-ground pedestrian walkway system. The property was constructed in 1983 and is one of the top three office complexes in Calgary.

Fifth Avenue Place	1,682	50% fee interest. The remaining 50% interest is owned by Alberta Investment Management.
Fifth Avenue Place is comprised of two 35-story office towers. Fifth Avenue Place, which is connected to the above-ground pedestrian walkway system, was completed in 1981, and since acquisition has undergone a substantial capital investment program.

Vancouver, British Columbia

The Vancouver downtown office market consists of approximately 19.2 million square feet. The overall vacancy rate in the Vancouver core at March 31, 2010 was approximately 7.1%, a 0.2% increase from 6.9% at year end 2009. As at March 31, 2010, our vacancy rate in this market was approximately 5.9%. Overall absorption in first quarter of 2010 was negative 84,571 square feet compared to negative 117,899 square feet in same period last year. Our average in-place net rent per square foot in this market was $17.80 per square foot as at March 31, 2010, as compared to the average market net rent of $26.00 per square foot at that time.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Royal Centre	853	100% fee interest.
Royal Centre is a Class A office building located in the central business district of downtown Vancouver. The building was most recently renovated in 2001. This 36-story building is adjacent to the Vancouver Hyatt Regency Hotel. Located on the corner of Georgia and Burrard, Royal Centre is conveniently situated within the business and retail amenities of downtown Vancouver. The property has two retail levels with shops and services with direct access to the Burrard Skytrain station, in addition to parking for 688 vehicles in a three-level underground parking garage.

Employees

We have no employees. See “Trustees and Management – Management Agreements” for a description of the management and administration services that BPO provides to us.

Environmental Protection

We are firmly committed to the continuous improvement of energy performance and the sustainability profile of our Canadian office portfolio. We continue to expand and enhance the features, systems and programs that foster energy efficiency at our properties, as well as the wellness and safety of our tenants, employees and the community. Each of our properties undergoes routine, comprehensive environmental reviews and upgrades. Renovations are undertaken with the most environmentally conscious products reasonably available. Our goal is to provide high quality office space while reducing operating costs. Energy efficiency is one of our top priorities.

We have a three-pronged strategy toward achieving maximum sustainability and energy conservation in our office assets:

(i)	Incorporate innovative energy conservation strategies to achieve a best-in-industry environmental performance in all of our buildings;

(ii)	Capitalize on opportunities to redevelop, retrofit, redesign and renovate properties within our existing portfolio to realize maximum energy efficiency and reduction in carbon footprint; and

(iii)	Take leadership positions in green industry organizations and undertake new initiatives that foster the sustainability of commercial properties.

We have achieved LEED Gold certification at two properties within our existing office portfolio.

Legal Proceedings

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

DISTRIBUTIONS

The declaration and payment of distributions on our Units is at the discretion of our trustees, who support a stable and consistent distribution policy.

We paid a distribution of $0.08 per Unit on June 15, 2010 to the holders of Units of record at the close of business on May 31, 2010. Our current policy is to review the pay out of distributions on our Units quarterly on March 31, June 30, September 30 and December 31 of each year and to assess the appropriateness of a change in the amount of our distributions in accordance with changes in reported cashflow. In any event, we intend, subject to our trustees’ discretion, to distribute to our unitholders a sufficient amount of distributions so that we will not have any liability for tax under Part I of the Tax Act in any taxation year.

We have implemented a distribution reinvestment plan which allows certain Canadian resident unitholders to elect to have their cash distributions reinvested in additional trust units. No brokerage commissions or service charges are payable in connection with the purchase of trust units under the distribution reinvestment plan and we pay all administrative costs. The automatic reinvestment of distributions under the distribution reinvestment plan does not relieve holders of trust units of any income tax applicable to such distributions.

Historical Dividend Payments on BPP Common Shares

Between January 1, 2007 and the completion of the Transaction on May 1, 2010, BPP paid dividends on its common shares as follows:

	January 1- March 31, 2010	2009	2008	2007
Per Common Share (excluding special dividend)	$0.10	$0.30	$0.20	$0.20
Special Dividend per Common Share	—	$1.65	$2.42	—
Total	$0.10	$1.95	$2.62	$0.20

CONSOLIDATED CAPITALIZATION

The following table sets forth our pro forma consolidated capitalization as at March 31, 2010. The table should be read in conjunction with the historical financial statements of the Brookfield Place Interest and the BPP Carve-Out Portfolio thereto included in Appendix A of this prospectus.

($ millions)	As at March 31, 2010
Indebtedness:
Commercial and property debt	$1,596.2
Equity:
Unitholders’ Equity(1)	$423.8
Non-controlling interest(1)(2)	$1,521.8
Total equity	$1,945.6
Total capitalization	$3,541.8

Notes:
(1)
Includes: (i) 20,297,807 trust units recorded at $20.88 per Unit, the value used for purposes of the Transaction, and (ii) 72,883,405 special voting units (corresponding with the outstanding Class B LP Units) recorded at a nominal value.

(2)	Includes 72,833,405 Class B LP Units recorded at $20.88 per Unit, the value used for purposes of the Transaction.

DESCRIPTION OF BROOKFIELD OFFICE PROPERTIES CANADA

The following is a summary of the material terms attached to our trust units and certain provisions included in our Declaration of Trust.

Authorized Capital and Outstanding Securities

The Declaration of Trust authorizes the issuance of an unlimited number of two classes of units: “trust units” and “special voting units”. Special voting units are only issued in tandem with the issuance of Class B LP Units. As of July 27, 2010, we had a total of 20,297,807 trust units outstanding and 72,883,405 Class B LP Units outstanding (and a corresponding number of special voting units).

The trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and will not be insured under the provisions of such Act or any other legislation. Furthermore, BOX is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on nor does it intend to carry on the business of a trust company.

Trust Units

Each trust unit is transferable and represents an equal, undivided beneficial interest in BOX and any of our distributions, whether of net income, net realized capital gains or other amounts, and, in the event of our termination or winding-up, in our net assets remaining after satisfaction of all liabilities. All trust units rank among themselves equally and rateably without discrimination, preference or priority. Each trust unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any written resolution of unitholders.

Holders of our trust units are entitled to receive our distributions (whether of net income, net realized capital gains or other amounts) if, as and when declared by our trustees. Upon our termination or winding-up, holders of our trust units will participate equally with respect to the distribution of our remaining assets after payment of all of our liabilities. Such distribution may be made in cash, as a distribution in kind, or both, all as our trustees in their sole discretion may determine. Our trust units have no conversion, retraction or redemption rights. No person is entitled, as a matter of right, to any pre-emptive right to subscribe for or acquire any trust unit, except as set out in the Exchange and Support Agreement, or as we otherwise agree pursuant to a binding agreement in writing.

Special Voting Units

Special voting units are only issued in tandem with Class B LP Units and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such special voting units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for trust units or purchased for cancellation by Brookfield Office Properties Canada LP, the corresponding special voting units will be cancelled for no consideration.

Each special voting unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any resolution in writing of unitholders. Except for the right to attend and vote at meetings of our unitholders or in respect of written resolutions of our unitholders, special voting units do not confer upon the holders thereof any other rights. A special voting unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, any of our distributions (whether of net income, net realized capital gains or other amounts) or in any of our net assets in the event of our termination or winding-up.

Issuance of Trust Units

Trust units or rights to acquire trust units or other securities may be created, issued and sold at such times, to such persons, for such consideration and on such terms and conditions as our trustees determine, including pursuant to a rights plan, distribution reinvestment plan, purchase plan or any incentive option or other compensation plan. Trust units will be issued only when fully paid in money, property or past services, and they will not be subject to future calls or assessments, provided that trust units may be issued and sold on an installment basis and we may take security over any such trust units so issued. Where our trustees determine that we do not have available cash in an amount sufficient to pay the full amount of any distribution, the payment may, at the option of our trustees, include or consist entirely of the issuance of additional trust units having a fair market value determined by the trustees equal to the difference between the amount of the distribution and the amount of cash that has been determined by our trustees to be available for the payment of such distribution. These additional trust units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. The Declaration of Trust also provides that unless our trustees determine otherwise, and subject to all necessary regulatory approvals, immediately after any pro rata distribution of additional trust units to all holders of our trust units as described above, the number of outstanding trust units will automatically be consolidated such that each unitholder will hold after the consolidation the same number of trust units as the unitholder held before the distribution of such additional trust units. In such circumstances, each certificate representing a number of trust units prior to the distribution of additional trust units will be deemed to represent the same number of trust units after the distribution of such additional trust units and the consolidation. If tax is required to be withheld from a unitholder’s share of the distribution, the consolidation will not result in such unitholder holding the same number of trust units. Each such unitholder will be required to surrender the certificates, if any, representing that unitholder’s original trust units in exchange for a certificate representing that unitholder’s post consolidation trust units.

The trustees may refuse to allow the issuance of or to register the transfer of any of our trust units where such issuance or transfer would, in their opinion, adversely affect the treatment of BOX under applicable Canadian tax laws or their qualification to carry on any relevant business. See “– Limitations on Non-Resident Ownership of Trust Units”.

Repurchase of Trust Units

We may, from time to time, purchase all or a portion of our trust units for cancellation at a price per trust unit and on a basis determined by our trustees in accordance with applicable securities laws and stock exchange rules.

Limitations on Non-Resident Ownership of Trust Units

In order for BOX to maintain its status as a mutual fund trust under the Tax Act, it must not be established or maintained primarily for the benefit of Non-Residents. Accordingly, the Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49% of our trust units on a basic or fully-diluted basis and we have informed our transfer agent and/or registrar of this restriction. Our trustees may require a registered holder of trust units to provide them with a declaration as to the jurisdictions in which beneficial owners of our trust units registered in such holder’s name are resident and as to whether such beneficial owners are Non-Residents (or in the case of a partnership, whether the partnership is Non-Resident). If our trustees become aware, as a result of such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of more than 49% of our trust units on a basic or fully-diluted basis are, or may be, Non-Residents or that such a situation is imminent, our trustees may make a public announcement thereof and will not accept a subscription for trust units from or issue or register a transfer of trust units to a person unless the person provides a declaration in form and content satisfactory to our trustees that the person is not a Non-Resident and does not hold such trust units for the benefit of Non-Residents. If, notwithstanding the foregoing, the trustees determine that more than 49% of our trust units on a basic or fully-diluted basis are held by Non-Residents, our trustees may send or cause to be sent a notice to such Non-Resident holders of our trust units chosen in inverse order to the order of acquisition or registration or in such other manner as our trustees may consider equitable and practicable, requiring them to sell their trust units or a portion thereof within a specified period of not more than 30 days. If the unitholders receiving such notice have not sold the specified number of trust units or provided the trustees with satisfactory evidence that they are not Non-Residents within such period, the trustees may on behalf of such persons sell or cause to be sold such trust units and, in the interim, will suspend the voting and distribution rights attached to such trust units. Upon such sale, the affected holders will cease to be holders of the relevant trust units and their rights will be limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such trust units.

Investment Restrictions and Guidelines and Operating Plan

Our investment and operating activities are limited because our operating business is carried out by Brookfield Office Properties Canada LP. The investment restrictions and guidelines and operating policies that apply to Brookfield Office Properties Canada LP are set out under the heading “Description of Brookfield Office Properties Canada LP – Investment Restrictions and Guidelines and Operating Policies”.

Investment Restrictions and Guidelines of BOX

The Declaration of Trust provides that our assets may be invested, directly or indirectly, only in accordance with the following investment restrictions and guidelines:

(i)	subject to (iii), we may invest, directly or indirectly, in:

•	interests (including fee ownership and leasehold interest) in income producing real property; and

•
corporations, trusts, partnerships or other persons which principally have interests (including the ownership of leasehold interests) in income producing real property (or activities relating or ancillary thereto);

(ii)
except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or of a province of Canada, short term government debt securities, or receivables under installment receipt agreements or money market instruments of, or guaranteed by, a Canadian bank listed on Schedule I to the Bank Act (Canada) maturing prior to one year from the date of issue or except as permitted pursuant to (i), we may not hold securities other than securities of Brookfield Office Properties Canada LP, BOPC GP Inc., an entity wholly-owned by Brookfield Office Properties Canada LP and/or a subsidiary formed and operated solely for the purpose of holding a particular real property or real properties or managing real property or real properties or some or all of the receivables under installment receipt agreements;

(iii)	we will not make or permit a subsidiary to make any investment, take any action or omit to take any action that would result in:

•	BOX failing or ceasing to qualify as a “unit trust”, “mutual fund trust” or “real estate investment trust” within the meaning of the Tax Act; or

•	our trust units being disqualified for investment by Plans; and

(iv)	we may, directly or indirectly, invest in such other assets and conduct such other activities as are consistent with our other investment restrictions and guidelines.

Operating Plan of Brookfield Office Properties Canada

The Declaration of Trust requires our trustees to establish an operating plan relating to our operations and affairs (which plan will comply with the guidelines and policies contained in the Declaration of Trust, including the investment restrictions and guidelines) and to review such operating plan from time to time and modify the same to the extent that the trustees determine that to do so would be prudent and in our best interests and those of our unitholders. Without limiting the generality of the foregoing, the operating plan adopted by our trustees from time to time may include guidelines for valuations, property appraisals, level and type of insurance coverage, means to ensure compliance with environmental legislation and regulations pertaining to our assets and means to ensure compliance with all laws, regulations and policies applicable to our assets or to us.

Trustees

The Declaration of Trust provides that we will have a minimum of 5 and a maximum of 12 trustees, the majority of whom must be Resident Canadians. The number of trustees may be increased or decreased within such limits from time to time by our unitholders by ordinary resolution or by our trustees, provided that the trustees may not, between meetings of our unitholders, appoint an additional trustee if, after such appointment, the total number of trustees would be greater than one and one third times the number of trustees in office immediately following our previous annual meeting of unitholders. If at any time a majority of trustees are Non-Residents because of the death, resignation, adjudicated incompetence, removal or change in circumstances of any trustee who was a Resident Canadian, the remaining trustees, whether or not they constitute a quorum, will appoint a sufficient number of Resident Canadian trustees to comply with the requirement that a majority of our trustees will be at all times Resident Canadians.

The Declaration of Trust provides that, subject to its terms and conditions, our trustees have, without further authorization and free from any control or direction on the part of our unitholders, full, absolute and exclusive power, control and authority over our assets and affairs to the same extent as if the trustees were the sole and absolute beneficial owners of our assets, to do all acts and things as in their sole and absolute judgment and discretion are necessary or incidental to, or desirable for, carrying out any of our purposes or conducting our affairs.

Trustees are appointed at each annual meeting of unitholders to hold office for a term expiring at the close of the next annual meeting. The Declaration of Trust provides that a trustee may resign at any time upon written notice to the chair or, if there is no chair, the President. A trustee may be removed at any time with or without cause by an ordinary resolution of our unitholders at a meeting of unitholders or by the written consent of unitholders holding in the aggregate not less than a majority of our outstanding units or with cause by a resolution passed by two thirds of the other trustees.

The Declaration of Trust provides that our trustees will act honestly and in good faith with a view to our best interests and those of our unitholders and, in connection with that duty, will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A trustee will not be liable in carrying out his or her duties under the Declaration of Trust except in cases where a trustee fails to act honestly and in good faith with a view to our best interests and those of our unitholders or to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Committees

The Declaration of Trust requires that our trustees appoint a Governance and Nominating Committee and an Audit Committee. In addition, the trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing our affairs. The trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the CBCA would not be entitled to delegate.

Conflicts of Interest

The Declaration of Trust provides that conflicts of interest and potential conflicts of interest that are approved by a majority of our independent trustees (within the meaning of the Declaration of Trust) are deemed to be approved by all of our trustees. The Declaration of Trust further provides that our independent trustees may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest pursuant to guidelines, policies or procedures adopted by the independent trustees from time to time and if and to the extent that such matters are permitted by those guidelines, policies or procedures no further special approval will be required in connection with such matter permitted thereby.

Meetings of Unitholders

The Declaration of Trust provides that meetings of our unitholders will be called and held annually for the election of our trustees and the appointment of our auditors for the ensuing year, the presentation of our consolidated financial statements for the immediately preceding fiscal year, and the transaction of such other business as our trustees may determine or as may be properly brought before the meeting. The first annual meeting of our unitholders will be held no later than June 30, 2011.

A meeting of our unitholders may be convened by the trustees at any time and for any purpose and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of our units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of our unitholders either in person or by proxy and a proxyholder need not be a unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding units will constitute a quorum for the transaction of business at all meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of our unitholders similar to those required under the CBCA.

Amendments to the Declaration of Trust and Other Documents

The Declaration of Trust, except where specifically provided otherwise, may only be amended by the approval of a majority of the votes cast by our unitholders at a meeting called for that purpose or the written approval of our unitholders holding a majority of the outstanding units. Notwithstanding the foregoing, the following amendments will require the approval of at least two-thirds of the votes cast by our unitholders at a meeting of unitholders called for that purpose or the written approval of unitholders holding more than two-thirds of the outstanding units:

(i)	an exchange, reclassification or cancellation of all or part of our trust units or special voting units;

(ii)	the change or removal of the rights, privileges, restrictions or conditions attached to our trust units or special voting units, including, without limitation,

•	the removal or change of rights to distributions; or

•	the removal of or change to conversion privileges, redemption privileges, voting, transfer or pre-emptive rights;

(iii)	the creation of new rights or privileges attaching to certain of our trust units or special voting units; and

(iv)	any change to the existing constraints on the issue, transfer or ownership of our trust units or special voting units.

A majority of our trustees may, however, without the approval of our unitholders, make certain amendments to the Declaration of Trust, including amendments for the purpose of:

(i)
ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the trustees, BOX or the distribution of our trust units or special voting units;

(ii)	providing additional protection or added benefits which are, in the opinion of our trustees, necessary to maintain the rights of our unitholders set out in the Declaration of Trust;

(iii)	removing any conflicts or inconsistencies in the Declaration of Trust or making corrections which are, in the opinion of our trustees, necessary or desirable and not prejudicial to our unitholders;

(iv)
making amendments which are, in the opinion of the trustees, necessary or desirable to remove conflicts or inconsistencies between the disclosure in our management proxy circular filed in connection with the Transaction;

(v)
making amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest errors, which amendments are, in the opinion of our trustees, necessary or desirable and not prejudicial to the unitholders;

(vi)
making amendments which are, in the opinion of the trustees, necessary or desirable as a result of changes in taxation or other laws or accounting standards from time to time which may affect us or our unitholders; or

(vii)	implementing a distribution reinvestment plan or any amendment to such plan.

In no event will our trustees amend the Declaration of Trust if such amendment would amend unitholders’ voting rights or cause BOX to fail to qualify as a “mutual fund trust”, “real estate investment trust” or “unit trust” under the Tax Act.

In addition, we will not agree to or approve any change to the Limited Partnership Agreement or the Exchange and Support Agreement without the approval of at least two-thirds of the votes cast by our unitholders at a meeting of unitholders called for that purpose or the written approval of our unitholders holding more than two-thirds of our outstanding units. Notwithstanding the foregoing, we may agree to or approve any change to the Limited Partnership Agreement or the Exchange and Support Agreement without the approval of our unitholders for the purpose of:

(i)
providing a distribution reinvestment entitlement to the holders of Class B LP Units that is substantially equivalent to the distribution reinvestment entitlement provided by any distribution reinvestment plan to our unitholders;

(ii)
ensuring continuing compliance with applicable laws (including the Tax Act and maintaining the status of BOX as a “unit trust”, “mutual fund trust” and a “real estate investment trust”) regulations, requirements or policies of any governmental authority having jurisdiction over Brookfield Office Properties Canada LP, or over the distribution of Class A LP Units of Brookfield Office Properties Canada LP (the “Class A LP Units”) or Class B LP Units;

(iii)
providing additional protection or added benefits which are, in the opinion of our trustees, necessary to maintain the rights of the holders of Class A LP Units or Class B LP Units set out in the Limited Partnership Agreement or the rights of the parties to the Exchange and Support Agreement, as applicable;

(iv)
removing any conflicts or inconsistencies in the Limited Partnership Agreement or the Exchange and Support Agreement or making corrections, including the rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of our trustees, necessary or desirable and not prejudicial to the holders of Class A LP Units or Class B LP Units or the parties to the Exchange and Support Agreement, as applicable;

(v)
making amendments which are in the opinion of our trustees necessary or desirable to remove conflicts or inconsistencies between the disclosure in our management proxy circular filed in connection with the Transaction and the Limited Partnership Agreement or the Exchange and Support Agreement;

(vi)
making amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments are, in the opinion of our trustees, necessary or desirable and not prejudicial to the holders of Class A LP Units or Class B LP Units or the parties to the Exchange and Support Agreement, as applicable; or

(vii)
making amendments which are, in the opinion of our trustees, necessary or desirable as a result of changes in taxation or other laws or accounting standards that may affect Brookfield Office Properties Canada LP or the holders of Class A LP Units or Class B LP Units.

Take-Over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for our trust units and not less than 90% of our trust units (including trust units issuable on the exchange of any exchangeable securities, including Class B LP Units, but excluding trust units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror or those acting jointly or in concert with them) are taken up and paid for by the offeror, the offeror will be entitled to acquire our trust units held by holders who did not accept the take-over bid on the terms on which the offeror acquired trust units from holders who accepted the take-over bid.

Information and Reports

Prior to each meeting of our unitholders, our trustees will provide to the unitholders (along with notice of the meeting) information similar to that required to be provided to shareholders of a corporation governed by the CBCA.

Rights of Unitholders

The rights of our unitholders and the attributes of our units are established and governed by the Declaration of Trust. Although the Declaration of Trust confers upon a unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, significant differences exist, some of which are described below.

Many of the provisions of the CBCA respecting the governance and management of a corporation are incorporated in the Declaration of Trust. For example, our unitholders are entitled to exercise voting rights in respect of their holdings of units in a manner comparable to shareholders of a CBCA corporation and to elect our trustees and our auditors. The Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of unitholders and trustees, the quorum for and procedures at such meetings and the right of our unitholders to participate in the decision making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which approval by our unitholders is required under the Declaration of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by our subsidiaries. These approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are “reporting issuers” or the equivalent or are listed on the TSX.

Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting: (a) the business or businesses that the corporation can carry on; or (b) the issue, transfer or ownership of shares). Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or which disregard the interests of securityholders and certain other parties. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Declaration of Trust does not include a comparable right. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of a corporation or any of its subsidiaries, with the leave of a court. The Declaration of Trust does not include a comparable right.

DESCRIPTION OF BROOKFIELD OFFICE PROPERTIES CANADA LP

The following is a summary of the material terms attached to the Class A LP Units and Class B LP Units and certain other terms included in the Limited Partnership Agreement.

General Partner

BOPC GP Inc. is the general partner of Brookfield Office Properties Canada LP. BOPC GP Inc. is a corporation incorporated under the laws of Canada. BOPC GP Inc. is a direct wholly-owned subsidiary of BOX. The board of directors of BOPC GP Inc. will at all times be comprised of all of the individuals who are from time to time serving as our trustees.

As general partner of Brookfield Office Properties Canada LP, BOPC GP Inc. has full power and exclusive authority to administer, manage, control and operate the operations, affairs and business of Brookfield Office Properties Canada LP and to bind Brookfield Office Properties Canada LP. The Limited Partnership Agreement provides that all material transactions and agreements involving Brookfield Office Properties Canada LP must be approved by BOPC GP Inc.’s board of directors. BOPC GP Inc. is required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Brookfield Office Properties Canada LP and to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. BOPC GP Inc. has unlimited liability for the obligations of Brookfield Office Properties Canada LP.

Authorized Capital

Brookfield Office Properties Canada LP is authorized to issue the general partner interest, an unlimited number of Class A LP Units and Class B LP Units and, subject to certain restrictions, such other classes of partnership interests as BOPC GP Inc. may decide from time to time. We hold all of the outstanding Class A LP Units and BPO indirectly holds all of the outstanding Class B LP Units.

Class A LP Units

The holders of the Class A LP Units are entitled to receive notice of, to attend and to vote at all meetings of the partners of Brookfield Office Properties Canada LP on the basis of one vote for each unit held. Holders of Class A LP Units are entitled to receive distributions when declared by Brookfield Office Properties Canada LP equal to, on a per unit basis, the amount of distributions declared on the Class B LP Units. In the event of the liquidation, dissolution or winding-up of Brookfield Office Properties Canada LP or any other distribution of the assets of Brookfield Office Properties Canada LP among the holders of the units for the purpose of winding-up its affairs, holders of Class A LP Units will participate equally with the holders of Class B LP Units in any distribution of the assets of Brookfield Office Properties Canada LP.

As long as any Class A LP Units are outstanding, Brookfield Office Properties Canada LP may not, without the approval of the holders of the Class A LP Units, create a new class of interests in Brookfield Office Properties Canada LP which would rank, in any manner, equal to or superior to such Class A LP Units with respect to one or more individual characteristics or rights attaching to the Class A LP Units.

Class B LP Units

Each Class B LP Unit is accompanied by one of our special voting units which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of our unitholders. Each Class B LP Unit, together with the accompanying special voting unit, has economic and voting rights equivalent in all material respects to one of our trust units.

Except as required by law and in certain specified circumstances where the rights of a holder of Class B LP Units are affected, holders of Class B LP Units are not entitled to vote at meetings of the partners of Brookfield Office Properties Canada LP.

The holders of the Class B LP Units are entitled to receive distributions when declared by Brookfield Office Properties Canada LP. Subject to certain limitations contained in the Limited Partnership Agreement, holders of Class B LP Units are entitled to receive distributions equal to, on a per unit basis, the amount of distributions declared on one of our trust units. In the event of the liquidation, dissolution or winding-up of Brookfield Office Properties Canada LP or any other distribution of the assets of Brookfield Office Properties Canada LP among the holders of the units for the purpose of winding-up its affairs, holders of Class B LP Units and Class A LP Units will participate equally in any distribution of the assets of Brookfield Office Properties Canada LP. A holder of Class B LP Units may not transfer any of its Class B LP Units other than to an affiliate.

The Class B LP Units are exchangeable, on a one-for-one basis (subject to customary anti-dilution provisions) for our trust units at the option of the holder at any time unless such exchange would, in the opinion of our trustees, jeopardize BOX’s status as a “unit trust”, “mutual fund trust” or “real estate investment trust” under the Tax Act. Upon the exchange of Class B LP Units for trust units, the corresponding special voting units will immediately be cancelled without any further action of our trustees.

As long as any Class B LP Units are outstanding, Brookfield Office Properties Canada LP may not, without the approval of the holders of the Class B LP Units, create a new class of interests in Brookfield Office Properties Canada LP which would rank, in any manner, equal to or superior to such Class B LP Units with respect to one or more individual characteristics or rights attaching to the Class B LP Units.

Offers, Issuer Bids and Take-over Bids

The Declaration of Trust and the Exchange and Support Agreement provide that if an offer, issuer bid (other than an exempt issuer bid), take-over bid (other than an exempt take-over bid) or similar transaction with respect to the trust units is proposed by us or is proposed to us or to holders of our trust units, and is recommended by our trustees, or is otherwise effected or to be effected with or without the consent or approval of our trustees, and the Class B LP Units are not exchanged for trust units in accordance with their terms and the Exchange and Support Agreement, we will, to the extent possible in the circumstances, expeditiously and in good faith, take all such commercially reasonable actions and do all such commercially reasonable things as are necessary or desirable to enable and permit holders of those Class B LP Units to participate in such offer to the same extent and on an economically equivalent basis as the holders of our trust units, without discrimination. Without limiting the generality of the foregoing, we will, to the extent possible in the circumstances, expeditiously and in good faith, use commercially reasonable efforts to ensure that holders of Class B LP Units may participate in all such offers without being required to exercise their right to exchange those units (or, if so required, to ensure that any such exchange will be effective only upon, and will be conditional upon, the successful closing of the offer and only to the extent necessary to tender to or deposit under the offer).

Distributions

Brookfield Office Properties Canada LP will distribute to BOPC GP Inc. and to the limited partners holding Class A LP Units and Class B LP Units distributable cash as set out below. Distributions will be made forthwith after BOPC GP Inc. determines the distributable cash of Brookfield Office Properties Canada LP and determines the amount of all costs and expenses incurred by it in the performance of its duties under the Limited Partnership Agreement (the “Reimbursement Distribution Amount”). Distributable cash will represent, in general, all of Brookfield Office Properties Canada LP’s cash on hand that is derived from any source (other than amounts received in connection with the subscription for additional interests in Brookfield Office Properties Canada LP) and that is determined by BOPC GP Inc. not to be required in connection with the business of Brookfield Office Properties Canada LP. The amount will be determined by BOPC GP Inc. in a manner analogous to the manner in which we calculate our distributions. Following that determination, the distributable cash of Brookfield Office Properties Canada LP will be distributed as follows: (a) the Reimbursement Distribution Amount to BOPC GP Inc.; (b) an amount to us sufficient to allow us to pay our expenses (including, without limitation, any fees or commissions payable to agents or underwriters in connection with the sale of our securities) on a timely basis; (c) an amount to BOPC GP Inc. equal to 0.01% of the balance of the distributable cash of Brookfield Office Properties Canada LP; and (d) an amount on each Class A LP Unit and Class B LP Unit to the holders of such units equal to the amount of the distribution declared on each trust unit. The record date and the payment date for any distribution declared on the Class B LP Units will be the same as those for our trust units.

In lieu of receiving all or a portion (the “Selected Amount”) of the distribution declared by Brookfield Office Properties Canada LP, the holders of Class B LP Units may choose to be loaned an amount from Brookfield Office Properties Canada LP equal to the Selected Amount, and to have the distribution of the Selected Amount made to it on the first business day following the end of the fiscal year in which such distribution would otherwise have been made. Each such loan made in a fiscal year will not bear interest and will be due and payable in full on the first business day following the end of the fiscal year during which the loan was made.

Investment Restrictions and Guidelines and Operating Policies

Investment Restrictions and Guidelines of Brookfield Office Properties Canada LP

The Limited Partnership Agreement provides for certain restrictions on investments which may be made by or on behalf of Brookfield Office Properties Canada LP. These investment restrictions and guidelines are set out below:

(i)
Brookfield Office Properties Canada LP may invest, directly or indirectly in (i) interests in income producing real property, and (ii) corporations, trusts, partnerships or other persons which principally have interests in income producing real property (or activities relating or ancillary thereto);

(ii)
Brookfield Office Properties Canada LP may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments otherwise permitted to be held by Brookfield Office Properties Canada LP; provided that such joint venture arrangement contains terms and conditions which, in the opinion of BOPC GP Inc., are commercially reasonable, including without limitation such terms and conditions relating to restrictions on transfer and the acquisition and sale of Brookfield Office Properties Canada LP’s and any joint venturer’s interest in the joint venture arrangement, provisions to provide liquidity to Brookfield Office Properties Canada LP and provisions that limit the liability of Brookfield Office Properties Canada LP to third parties;

(iii)
except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company under the laws of Canada or a province of Canada, short term government debt securities, or receivables under instalment receipt agreements or money market instruments of, or guaranteed by, a Canadian bank listed on Schedule I of the Bank Act (Canada) maturing prior to one year from the date of issue, or except as otherwise permitted herein, Brookfield Office Properties Canada LP shall not hold securities of another issuer unless either (i) such securities derive their value, directly or indirectly, principally from real property, or (ii) the principal business of the issuer of the securities is the ownership or operation, directly or indirectly, of real property (in each case as determined by BOPC GP Inc.);

(iv)
Brookfield Office Properties Canada LP may directly or indirectly invest in such other assets or conduct such other activities as are consistent with the other investment restrictions and guidelines of Brookfield Office Properties Canada LP; and

(v)	notwithstanding any other provision set out above, Brookfield Office Properties Canada LP shall not make, nor permit any of its subsidiaries to make, any investment that would result in:

•	BOX ceasing to qualify as a “unit trust”, “mutual fund trust” or “real estate investment trust” within the meaning of the Tax Act; or

•	our trust units being disqualified for investment by Plans for the purposes of the Tax Act.

For the purpose of the foregoing restrictions and guidelines, the assets, liabilities and transactions of a subsidiary wholly or partially owned by Brookfield Office Properties Canada LP will be deemed to be those of Brookfield Office Properties Canada LP on a proportionate consolidated basis. In addition, any references in the foregoing to an investment in real property will be deemed to include an investment in a joint venture arrangement that holds real property.

Operating Policies of Brookfield Office Properties Canada LP

The Limited Partnership Agreement provides that the operations and affairs of Brookfield Office Properties Canada LP must be conducted in accordance with the following operating policies and that Brookfield Office Properties Canada LP will not permit any subsidiary to conduct its operations and affairs other than in accordance with the following operating policies:

(i)
title to each real property (or, if applicable, the leasehold or other interest therein) will be held by and registered in the name of Brookfield Office Properties Canada LP, BOPC GP Inc. or a corporation or other entity wholly-owned, directly or indirectly, by Brookfield Office Properties Canada LP or jointly-owned, directly or indirectly, by Brookfield Office Properties Canada LP with joint venturers; provided that where land tenure will not provide fee simple title, Brookfield Office Properties Canada LP, BOPC GP Inc. or a corporation or other entity wholly-owned, directly or indirectly, by Brookfield Office Properties Canada LP or jointly-owned, directly or indirectly, by Brookfield Office Properties Canada LP with joint venturers will hold a land lease as appropriate under the land tenure system in the relevant jurisdiction; and

(ii)
Brookfield Office Properties Canada LP will not directly or indirectly guarantee any indebtedness or liabilities of any kind of an arm’s length third party, except guarantees of indebtedness existing on the effective date of the Transaction and guarantees of indebtedness assumed or incurred by a partnership, limited partnership, co-ownership or other joint venture in which Brookfield Office Properties Canada LP or a subsidiary of Brookfield Office Properties Canada LP is a party and the other party or parties thereto is or are required to give up its or their respective interest in the property of such partnership, limited partnership, co-ownership or other joint venture as a result of such party’s failure to honour its proportionate share of the indebtedness assumed or incurred by the partnership, limited partnership, co-ownership or other joint venture. In addition, Brookfield Office Properties Canada LP will not directly or indirectly guarantee any indebtedness or liabilities of any person if doing so would contravene paragraph (e) of the investment restrictions and guidelines of Brookfield Office Properties Canada LP as set forth above under “– Investment Restrictions and Guidelines and Operating Policies – Investment Restrictions and Guidelines of Brookfield Office Properties Canada LP”.

For the purpose of the foregoing policies, the assets, liabilities and transactions of a corporation, trust, partnership or other entity in which Brookfield Office Properties Canada LP has an interest will be deemed to be those of Brookfield Office Properties Canada LP on a proportionate consolidated basis. In addition, any references in the foregoing to investment in real property will be deemed to include an investment in a joint venture arrangement.

Allocation of Net Income and Losses

Brookfield Office Properties Canada LP’s income or loss for tax purposes for a fiscal year will, to the extent possible, be allocated to the limited partners in proportion to distributions paid or payable to such limited partners (excluding amounts paid or payable to holders of Class A LP Units sufficient to allow us to pay our expenses) as described above. BOPC GP Inc. will be allocated taxable income equal to the aggregate of (a) all Reimbursement Distribution Amounts that are paid to it, and (b) an amount equal to 0.01% of the balance of the distributable cash of Brookfield Office Properties Canada LP to the extent it is not taken into account in the determination of the allocation of taxable income. However, if, with respect to a given fiscal year, no cash distribution is made by Brookfield Office Properties Canada LP to its limited partners, the income or loss, as the case may be, for tax purposes of Brookfield Office Properties Canada LP for that fiscal year will be allocated to each person who was a limited partner at any time in such fiscal year in the proportion determined by BOPC GP Inc.

Limited Liability

Brookfield Office Properties Canada LP will operate in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. Brookfield Office Properties Canada LP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement other than a loss of liability arising as a result of any fraudulent, negligent or wilful act or omission of such limited partner.

Amendments to the Limited Partnership Agreement

BOPC GP Inc. is entitled to amend the Limited Partnership Agreement without notice to or consent of any other partners, to reflect the admission, resignation or withdrawal of any partner, or the assignment by any partner of the whole or any part of such partner’s interest in Brookfield Office Properties Canada LP in accordance with the Limited Partnership Agreement. BOPC GP Inc. is also entitled to make any reasonable decisions, designations or determinations not inconsistent with applicable laws or with the Limited Partnership Agreement which it determines are necessary or desirable in interpreting, applying or administering the Limited Partnership Agreement or in administering, managing or operating Brookfield Office Properties Canada LP.

BOPC GP Inc. is also entitled to amend the Limited Partnership Agreement (including the investment restrictions and guidelines and operating policies of Brookfield Office Properties Canada LP) with the approval of the limited partners holding more than two-thirds of each class of partnership units entitled to vote provided that (a) except as otherwise provided in the Limited Partnership Agreement, any material change which affects the rights or interests of BOPC GP Inc. must be approved by BOPC GP Inc. and (b) any material change which affects any limited partner in a manner that is different from the effects on other limited partners will be valid only with the consent of such limited partner.

The Limited Partnership Agreement may not be amended if such amendment would cause BOX to fail or cease to qualify as a “mutual fund trust”, “unit trust” or “real estate investment trust” under the Tax Act. In addition, notwithstanding any other provision in the Limited Partnership Agreement, no amendments may be made to the Limited Partnership Agreement that would (a) allow any limited partner to take part in the management or the administration of the business of Brookfield Office Properties Canada LP, (b) reduce any limited partner’s interest in Brookfield Office Properties Canada LP, (c) allow any limited partner to exercise control over the business of Brookfield Office Properties Canada LP, (d) change the right of a limited partner to vote at any meeting, or (e) change Brookfield Office Properties Canada LP from a limited partnership to a general partnership.

TRUSTEES AND MANAGEMENT

Overview

Our board of trustees oversees the management of our business and affairs. BPO provides asset and property management services to us under arrangements that were entered into in connection with the Transaction. BPO draws on members of its senior management and other individuals from its affiliates to fulfill its obligations to us. See “– Management Agreements”.

BPO owns, develops and manages premier office properties. Its current managed portfolio is comprised of interests in 93 properties totaling 70 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets, in addition to Brookfield Place in Toronto, include the World Financial Center in Manhattan, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. In providing management services to us, BPO draws on members of its senior management team and its global relationships. Our board of trustees believes that this provides us with a unique competitive advantage and that BPO’s compensation structure, which includes an incentive component, ensures that its interests remain fully aligned with those of other unitholders.

Trustees of BOX

We have five trustees, three of whom are “independent” trustees (within the meaning of NI 58-101) and a majority of whom are resident Canadians. Each of the current trustees was appointed as a trustee in connection with the Transaction and will serve until our next annual meeting in 2011 or until his successor is elected or appointed.

Our trustees all serve as directors of BOPC GP Inc. BOPC GP Inc. is the general partner of Brookfield Office Properties Canada LP, which holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities.

The following table sets out (a) the names of our trustees, (b) the year in which they were first elected a director of BPP, (c) their principal occupation or employment and their 5-year occupation history, and (d) other public company boards on which they sit. None of our trustees holds trust units representing an aggregate equity interest in BOX of 1% or more. As a group, our trustees and officers beneficially own, directly or indirectly, or exercise control or direction over 15,000 trust units representing an aggregate equity interest in BOX of less than 1% of the issued and outstanding Units.

Name of Trustee	Director of BPP Since	Principal Occupation and 5-Year Occupation History	Other Public Board Memberships
Richard B. Clark New York, New York	2002
Mr. Clark has been Chief Executive Officer, and a director, of BPO since 2002. He was President and Chief Executive Officer of BPO’s U.S. operations from 2000-2002; and prior to that held senior management positions for BPO and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also Senior Managing Partner and Chief Executive Officer of BAM’s global real estate group. Mr. Clark is on the Executive Committee of the National Association of Real Estate Trusts and the Real Estate Board of New York and is the Former Chairman of the Real Estate Roundtable Tax Policy Advisory Committee.
			Brookfield Properties Corporation
The Honourable William G. Davis(1)(2)(3)(4) Brampton, Ontario	1998
The Honourable William G. Davis is Counsel at the law firm Davis Webb LLP. From 1985 until 2010, he was Counsel at Torys LLP. The Honourable William G. Davis was the Premier of Ontario from 1971 until 1985 and a Member of the Ontario Legislature from 1959 to 1985. He is also a director of several companies, including First American Financial, First American Title Insurance Company, Home Capital Group and Magellan Aerospace.
			First American Financial Corporation Home Capital Group Inc. Magellan Aerospace Corporation
Thomas F. Farley Calgary, Alberta	2004
Mr. Farley was appointed President and Chief Executive Officer of BPP in February 2004. In addition, Mr. Farley was appointed President and Chief Executive Officer of Canadian Commercial Operations for BPO in January 2009 and prior to that he was President and Chief Operating Officer of Canadian Commercial Operations for BPO since November 2003. In his current positions, he is responsible for overseeing BOX’s, BPP’s and BPO’s portfolio of office space and development sites in Toronto, Ottawa, Calgary, Edmonton and Vancouver.
			None

Name of Trustee	Director of BPP Since	Principal Occupation and 5-Year Occupation History	Other Public Board Memberships
Robert J. McGavin(4)(5)(6) Aurora, Ontario	1999	Mr. McGavin is a Corporate Director.	None
Michael F.B. Nesbitt(2)(4)(6) Winnipeg, Manitoba	2000
Mr. Nesbitt is President of Montrose Investment Co. Ltd., an investment company and the Chairman of Montrose Mortgage Corporation Ltd. Mr. Nesbitt currently serves on the board of Morguard Real Estate Investment Trust and HEPP Investment Committee, the pension plan for healthcare employees in the Province of Manitoba.
			Morguard Real Estate Investment Trust

Notes:
(1)	Chair of Governance and Nominating Committee.
(2)	Member of Audit Committee.
(3)
The Honourable William G. Davis was a director of Dylex Ltd. (“Dylex”) from 1995 to May 16, 2001. Prior to his appointment, Dylex filed for protection under the provision of the Companies’ Creditors’ Arrangement Act (Canada) (the “CCAA”). Dylex emerged from CCAA protection in 1995. On May 16, 2001, following a change of control, Mr. Davis resigned as a director. Following his resignation as a director, Dylex again filed for protection under the CCAA. The proposed reorganization of Dylex under the CCAA was not effected and Dylex became bankrupt in September 2001. Dylex shares ceased trading as a result. The trustee in bankruptcy of Dylex commenced proceedings against the former directors, officers and legal counsel of Dylex, including Mr. Davis, in connection with the change of control transaction. The claim was defended and the matter was settled in January 2006 without admission of liability.

(4)	Messrs. Davis, McGavin and Nesbitt are independent trustees.
(5)	Chair of Audit Committee.
(6)	Member of Governance and Nominating Committee.

Compensation of Trustees

Annual Fee

Our trustees receive an annual fee of $55,000. Trustees who are employees of BPO or any of its affiliates do not receive compensation for serving as trustees. Trustees are reimbursed for travel and other out of pocket expenses incurred in attending board or committee meetings.

Deferred Trust Units

We have established the Deferred Trust Unit Plan for Non-Executive Trustees to enhance our ability to attract and retain high quality individuals to serve as members of our board of trustees and to promote a greater alignment of interests between our non-executive trustees and our unitholders.

A deferred trust unit is a unit, equivalent in value to a trust unit, credited by means of a bookkeeping entry in our books, to an account in the name of the trustee. Under the Deferred Trust Unit Plan, non-executive trustees have a right to receive a percentage of their annual fees in the form of deferred trust units. The number of deferred trust units to be credited to a trustee’s account in each year is calculated by dividing (a) the amount of the annual fees that the trustee has elected to be received in the form of deferred trust units, by (b) the market value of a trust unit on the date the annual fees are awarded.

Additional deferred trust units are credited to the trustee’s account to reflect any distributions paid on our trust units. Under the Deferred Trust Unit Plan, “market value” means the volume weighted average trading price of the trust units on the TSX for the five trading days immediately preceding the relevant date (or, if our trust units are not listed and posted for trading on the TSX, on such stock exchange on which our trust units are then listed and posted for trading as selected by our board of trustees in its sole discretion). In the event that our trust units are not listed and posted for trading on any stock exchange, the market value will be the fair market value of our trust units as determined by the board of trustees in its sole discretion.

Deferred trust units credited to a trustee’s account vest immediately and are redeemable by the trustee (or, where the trustee has died, his or her estate) following an event, including removal, failure to be reappointed as a trustee, retirement or death, causing the trustee to no longer be eligible to participate in the Deferred Trust Unit Plan (the “Termination Date”). The trustee will receive, within 30 business days after the Termination Date a whole number of trust units from us equal to the whole number of deferred trust units being redeemed or, at the option of the trustee, a cash amount equal to the market value of such number of trust units that would otherwise be issued in settlement of the deferred trust units on the Termination Date, net of any applicable withholding taxes. We will also make a cash payment, net of any applicable withholding taxes, to the trustee with respect to the value of any fractional deferred trust units being redeemed by the trustee, calculated by multiplying (a) the number of such fractional deferred trust units by (b) the market value of such fractional deferred trust units on the Termination Date. Upon payment in full of the value of the deferred trust units, the deferred trust units will be cancelled. Notwithstanding the foregoing, the board of trustees will have the discretion to vary the manner in which deferred trust units vest for any trustee.

We have reserved 200,000 trust units for issuance under the Deferred Trust Unit Plan. At no time may the number of trust units reserved for issuance to our insiders pursuant to outstanding deferred trust units, together with the number of trust units reserved for issuance to such persons pursuant to any other compensation arrangements, exceed 10% of the then outstanding number of trust units, as calculated immediately prior to the issuance in question. In addition, the number of trust units issued to our insiders pursuant to outstanding deferred trust units together with the number of trust units issued to such persons pursuant to any other compensation arrangements, within any one year period, may not exceed 10% of the then outstanding number of trust units.

In no event may the rights or interests of a trustee under the Deferred Trust Unit Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of the trustee, by will or by the laws of succession and distribution. The administration of the Deferred Trust Unit Plan is subject to and will be performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which our trust units are listed.

Our board of trustees has the power to amend, modify, suspend or terminate the Deferred Trust Unit Plan, subject to the terms thereof and any necessary regulatory and unitholder approvals. Subject to applicable law, unitholder approval is not required for amendments except for any amendment or modification that:

(i)	increases the number of trust units reserved for issuance under the Deferred Trust Unit Plan;

(ii)	extends eligibility to participate in the Deferred Trust Unit Plan to persons not currently eligible to participate;

(iii)	permits entitlements under the Deferred Trust Unit Plan to be transferred other than for normal estate settlement purposes; or

(iv)	permits awards, other than those entitlements specifically contemplated in the Deferred Trust Unit Plan, to be made under the Deferred Trust Unit Plan.

2009 Compensation of Trustees

As directors of BPP, each of our trustees (other than Messrs. Clark and Farley) received an annual fee of $55,000 in 2009.

The following table provides details of the compensation received by our trustees as directors of BPP during the year ended December 31, 2009.

Name(1)	Fees Earned ($)	Share-based Awards (DSUs)(2) ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
William G. Davis	$27,500	$41,101.81	—	—	—	$68,601.81
Robert J. McGavin	$27,500	$41,101.81	—	—	—	$68,601.81
Michael F. B. Nesbitt	—	$82,203.62	—	—	—	$82,203.62

Notes:
(1)	Messrs. Richard B. Clark and Thomas F. Farley did not receive compensation for serving as directors of BPP.
(2)
BPP had a Deferred Stock Unit Plan for Non-Employee Directors. Each deferred share unit was a unit, equivalent in value to a BPP common share, credited by means of a bookkeeping entry in the books of BPP, to an account in the name of the outside director. The market value of the BPP deferred share units in the table is based on the closing price of the BPP common shares on the TSX of $19.90 on February 18, 2010. One half of the annual fee payable to an outside director was paid in deferred share units until the number of deferred share units accumulated and common shares of BPP owned by the director had an aggregate investment cost equal to three times the then current annual fee. Thereafter, he or she could elect to take all of the annual fee in cash or deferred share units. The plan was discontinued upon completion of the Transaction and, upon termination of the plan, each of the directors received cash equal to the market value of the BPP common shares represented by their deferred value units in accordance with the terms of the plan.

The following table indicates the value of all option-based and share-based awards made by BPP that vested during 2009 for each of our trustees:

Name(1)	Option-based Awards – Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
William G. Davis	—	$41,101.81	—
Robert J. McGavin	—	$41,101.81	—
Michael F. B. Nesbitt	—	$82,203.62	—

Notes:
(1)	Messrs. Richard B. Clark and Thomas F. Farley did not receive incentive plan awards for serving as directors of BPP.

Liability of Trustees

The Declaration of Trust contains customary provisions limiting the liability of our trustees. The trustees will not be liable to any of our unitholders or any other person, in contract, tort or otherwise, unless such liabilities arise out of a breach of the trustees’ standard of care, diligence and skill or breach of the restrictions on the trustees’ powers as set out in the Declaration of Trust. In the exercise of the powers, authorities or discretion conferred on our trustees under the Declaration of Trust, the trustees are and will be conclusively deemed to be acting as trustees of our assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to us or our assets.

Liability Insurance

We maintain and pay for insurance for our trustees and officers under policies arranged by BAM with a combined annual limit of $50 million subject to a corporate deductible of $250,000 per loss. The limit is not exclusive to each entity insured under the policies. Under this insurance coverage, we will be reimbursed for indemnity payments made to trustees or officers as required or permitted by law or under provisions of the Declaration of Trust as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by our trustees and officers during the course of their duties as such. This insurance also provides coverage to our individual trustees and officers without any deductible if we do not indemnify them. The insurance coverage for trustees and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

Executive Officers of BOX

The following table sets out (a) the names of our executive officers, (b) the principal positions that they hold with us, and (c) their 5-year occupation history. None of our executive officers holds trust units.

Name of Executive Officer	Principal Position to be Held with BOX	Principal Occupation and 5-Year Occupation History
Richard B. Clark New York, New York	Chairman	See table of trustees above.
Bryan K. Davis New York, New York	Senior Vice President and Chief Financial Officer
Before assuming his current role upon completion of the Transaction, Mr. Davis was the Senior Vice President and Chief Financial Officer of BPP from 2007, prior to which he spent four years as Senior Vice President, Finance and one year as a Managing Partner of BAM.

Thomas F. Farley Calgary, Alberta	President and Chief Executive Officer	See table of trustees above.

Executive Compensation

Our executive officers are employed by BPO and we do not directly or indirectly pay any compensation to them. Any variability in compensation paid by BPO to our executive officers has no impact on our financial obligations under management arrangements with BPO. See “Trustees and Management – Management Agreements – Asset Management Agreement”.

Total compensation received by our executives takes into account, among other things, BPO’s business, results of operations and financial condition taken as a whole, including our operations. For a detailed discussion of the objectives of BPO’s compensation program, the elements of its compensation program and how compensation is determined, please refer to “Part Five – Report on Executive Compensation” on page 30 of the Management Proxy Circular of BPO dated March 8, 2010 which is available on BPO’s website at www.brookfieldproperties.com and SEDAR at www.sedar.com.

2009 Executive Compensation

Prior to the Transaction, Brookfield Properties Ltd. (“BPL”), a wholly-owned subsidiary of BPO, provided management and administration services to us under two service-support agreements. Under those agreements, we paid fees to BPL on a cost-recovery basis. Our senior management received their compensation from BPL. We did not pay cash compensation to them in respect of the fiscal year ended December 31, 2009. See “Interests of Management and Others in Material Transaction”.

In 2009, Mr. Farley devoted approximately 85% of his time in 2009 to our business and affairs. BPO ManagementCo paid $893,866 to BPL to reimburse it for a portion of the base salary, short-term incentives and benefits paid to Mr. Farley and $29,815 for travel and other out-of-pocket expenses incurred by Mr. Farley for the year ended December 31, 2009. Those amounts represent approximately 85% of the associated incurred costs.

In 2009, Messrs. Clark and Davis devoted a portion of their time to our business and affairs in their roles as executive officers of BPO, as we represented the majority of BPO’s Canadian commercial operations. BPO ManagementCo did not pay BPL any amounts as reimbursement for the services of Messrs. Clark and Davis in respect of the year ended December 31, 2009.

The following discussion is intended to supplement the information concerning executive compensation that appears in the tables that follow. For 2009, our only named executive officers (as the term is defined in National Instrument 51-102 F6 – Statement of Executive Compensation) were: (a) Richard B. Clark (our Chairman); (b) Bryan K. Davis (our Senior Vice President and Chief Financial Officer); and (c) Thomas F. Farley (our President and Chief Executive Officer).

Summary Compensation Of Named Executive Officers

As Messrs. Clark, Davis and Farley were compensated as officers of BPO, certain compensation information provided in this section is excerpted from the Management Proxy Circular of BPO dated March 8, 2010. All references to options, common shares and Deferred Share Units in this and the following section are to securities of BPO.

The following table sets out the compensation paid to our named executive officers relating to the years ended December 31, 2008 and 2009:

				Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Option-based Awards(1) ($)	Annual Incentive Plans	Long-term Incentive Plans	All Other Compensation ($)	Total Compensation ($)
Richard B. Clark(2)(3)(4)(5)(6)	2009	626,815	1,053,049	940,223	—	—	2,620,087
Chairman	2008	756,528	264,785	945,660	—	—	1,966,973

Bryan K. Davis (4)(6)	2009	365,642	175,508	339,525	—	—	880,675
Senior Vice President and Chief Financial Officer	2008	409,786	160,378	204,893	—	—	775,057

Thomas F. Farley(3)(5)(7)	2009	450,000	609,000	700,000	—	—	1,759,000
President and Chief Executive Officer	2008	400,000	108,774	600,000	—	—	1,108,774

Notes:
(1)
These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one year holding provisions of BPO’s Share Option Plan.

(2)
In February 2009, Mr. Clark was granted 375,000 stock options pursuant to BAM’s stock option plan in connection with his role as Senior Managing Partner and Chief Executive Officer of BAM’s global real estate group. The options are exercisable at a price of US$14.10. Such amounts were paid by BAM at no cost to BPO.

(3)
In February 2010, Messrs. Clark and Farley were granted 300,000 and 25,000 stock options, respectively, pursuant to BAM’s stock option plan in connection with their roles as executive officers of BAM’s global real estate group. The options are exercisable at a price of US$23.18. Such amounts were paid by BAM at no cost to BPO.

(4)
Compensation was awarded, earned, paid or payable in U.S. dollars and is presented based on the Bloomberg mid-market exchange rate on February 18, 2009 of US$1.00 = C$1.26087981 with respect to compensation for the 2008 fiscal year, and on February 18, 2010 of US$1.00 = C$1.04469192, with respect to compensation for the 2009 fiscal year.

(5)	Messrs. Clark and Farley did not receive any additional compensation for acting as directors of BPP.
(6)	BPO ManagementCo did not pay BPL any amounts relating to the services of Messrs. Clark and Davis in 2008 or 2009.
(7)
In 2008, BPO ManagementCo paid $892,799 to BPL in connection with the base salary, short-term incentives and benefits paid to Mr. Farley and $73,355 for travel and other out-of-pocket expenses incurred by Mr. Farley, representing approximately 86% of such costs. In 2009, BPO ManagementCo paid $893,866 to BPL in connection with the base salary, short term incentives and benefits paid to Mr. Farley and $29,815 for travel and other out-of-pocket expenses incurred by Mr. Farley, representing approximately 85% of such costs.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table indicates for each of the named executive officers all option and share awards outstanding as at December 31, 2009:

	Option-based Awards						Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-money Options(1) ($)		Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-based Awards that Have Not Vested ($)
Richard B. Clark(2)	393,250	US$	7.43	12/31/2011	US$	2,274,296	—	—
	168,750	US$	8.17	12/31/2012	US$	850,688	—	—
	618,750	US$	13.08	12/31/2013	US$	83,188	—	—
	123,750	US$	16.26	12/31/2014		—	—	—
	150,000	US$	20.17	12/31/2015		—	—	—
	750,000	US$	31.21	12/31/2016		—	—	—
	750,000	US$	19.11	12/31/2017		—	—	—
	1,000,000	US$	6.15	12/31/2018	US$	7,060,000	—	—
	600,000	US$	12.98	12/31/2019	US$	138,000	—	—
Bryan K. Davis(2)	45,000	US$	19.11	12/31/2017		—	—	—
	605,691	US$	6.15	12/31/2018	US$	4,276,178	—	—
	100,000	US$	12.98	12/31/2019	US$	23,000	—	—
Thomas F. Farley	41,741		$11.88	12/31/2011		77,691	—	—
	43,772		$12.42	12/31/2012		58,567	—	—
	180,000		$17.47	12/31/2014		—	—	—
	180,000		$20.16	12/31/2014		—	—	—
	45,000		$23.23	12/31/2015		—	—	—
	75,000		$19.21	12/31/2017		—	—	—
	402,866		$7.85	12/31/2018		2,302,219	—	—
	350,000		$13.71	12/31/2019		38,500	—	—

Notes:
(1)
The “in-the-money” value is the amount by which the market value of the common shares under option exceeded the exercise price of such options. The market value used for the options was for directors who receive payment in U.S. dollars, based on the closing price of a BPO common share on the NYSE on February 18, 2010 of US$13.21 or, for directors who receive payment in Canadian dollars, based on the closing price of a BPO common share on the TSX on February 18, 2010 of $13.82 (US$13.21 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.95722).

(2)
Compensation was awarded, earned, paid, or payable in U.S. dollars and was converted to Canadian dollars based on the Bloomberg mid-market exchange rate on February 18, 2010 of US$1.00 = C$1.04469192 (other than option exercise price and the value of unexercised in-the-money options, which are presented in the currency in which the options were awarded).

Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates for each of the named executive officers the value of all option-based and share-based awards that vested during 2009:

Name	Option-based Awards – Value Vested During the Year (1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Richard B. Clark	1,475,105	–	940,223
Bryan K. Davis	893,458	–	339,525
Thomas F. Farley	481,022	–	700,000

Notes:
(1)	The amounts represent the value of the options issued under BPO’s Share Option Plan that vested during 2009.

Management Agreements

The following is a summary of certain provisions of the Management Agreements and is qualified in its entirety by reference to all of the provisions of the Management Agreements.

Asset Management Agreement

In connection with the Transaction, we appointed BPO ManagementCo to provide us with asset management, regulatory compliance and administrative services (the “Asset Management Services”), including:

(i)	providing advisory, consultation and investment management services;

(ii)	causing or supervising the carrying out of all day-to-day management;

(iii)	identifying, evaluating, recommending and structuring acquisitions or dispositions from time to time and assisting in negotiating the terms of such acquisitions or dispositions;

(iv)	arranging for such administrative, executive and management personnel to be provided to us as is reasonably necessary or appropriate to carry out the Asset Management Services;

(v)	providing development, supervision and coordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a property; and

(vi)	providing such administrative and support services as we require.

BPO ManagementCo’s activities are subject to the supervision and direction of our trustees and the board of directors of BOPC GP Inc. BPO causes BPO ManagementCo and BPO’s other subsidiaries to provide the Asset Management Services in accordance with the Asset Management Agreement and to make available such administrative, executive and management personnel of BPO to allow BPO ManagementCo to comply with its obligations under the Asset Management Agreement.

Compensation and Reimbursement

BPO ManagementCo receives:

(i)	a monthly base management fee, calculated in arrears, in an amount equal to one-twelfth of 0.25% of our enterprise value in the applicable fiscal month; and

(ii)
an annual incentive fee, calculated in arrears, in an aggregate amount equal to 15% of our funds from operations per trust unit in excess of $1.33, subject to adjustments for certain transactions affecting our trust units (including the subdivision, split, combination or consolidation of our trust units).

The aggregate amount of the base management fee and the incentive fee payable in respect of any fiscal year will not exceed 0.5% of the greater of (a) our enterprise value for the last fiscal month of such fiscal year, and (b) the simple average of our total enterprise value for each fiscal month of such fiscal year.

If and whenever BPO ManagementCo performs development, supervision and coordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a property it will also receive a development fee equal to 10% of the first $2 million of project costs plus 4% of the project costs in excess of $2 million incurred on each project, provided that for projects with estimated costs of over $20 million, the development fee will be separately negotiated.

BPO ManagementCo is also entitled to be reimbursed for the salaries, licensing and training costs and other remuneration of or any costs relating to the termination or severance of the administrative, executive and management personnel who provide certain administrative and regulatory compliance services.

BPO ManagementCo is reimbursed for all reasonable actual out of pocket costs and expenses it incurs in connection with the performance of the Asset Management Services. Except as described above, BPO ManagementCo is not reimbursed for the salaries and other remuneration of or any costs relating to the termination or severance of the administrative, executive and management personnel who provide Asset Management Services or overhead for such persons.

Other Terms

The Asset Management Agreement has an initial term of ten years and is automatically renewable for further terms of five years each. At least 12 months prior to the end of the initial term and any renewal term, our independent trustees will review the performance of BPO ManagementCo and, if they are not satisfied with the performance by BPO ManagementCo of its obligations under the Asset Management Agreement and determine that it is not in our best interests that the Asset Management Agreement be renewed, they may submit the termination of the Asset Management Agreement to a vote of our unitholders. If such termination is approved by at least a majority of the votes cast by our unitholders, we may terminate the Asset Management Agreement at the end of the then current term, provided that we provide BPO ManagementCo with at least 3 months’ prior written notice and pay BPO ManagementCo a termination fee equal to the aggregate amount paid to BPO ManagementCo in respect of fees paid in the fiscal year preceding the effective date of the termination. If the agreement is not so terminated, it will automatically be renewed.

We may also terminate the Asset Management Agreement upon written notice to BPO ManagementCo: if BPO ManagementCo defaults in the performance of any material term of the Asset Management Agreement and such default continues for a period of 30 days; if BPO ManagementCo engages in any act of fraud, misappropriation of funds or embezzlement against us, if there is an event of gross negligence by BPO ManagementCo in the performance of its duties that results in material harm to us; or in the event of the bankruptcy or insolvency of BPO ManagementCo. BPO ManagementCo may terminate the Asset Management Agreement upon written notice to us: if we default in the performance of any material term of the Asset Management Agreement and such default continues for a period of 30 days; or in the event that we become bankrupt or insolvent.

We will indemnify BPO ManagementCo and its affiliates, directors, officers, agents, members, partners, shareholders, delegatees, subcontractors, advisors, employees and other representatives of each of the foregoing from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with the Asset Management Agreement or the Asset Management Services, other than those that are determined by a final and non-appealable judgment or final and binding arbitration decision to have resulted from an indemnified party’s bad faith, fraud, wilful misconduct, gross negligence or breach of any material term of the Asset Management Agreement.

The maximum liability of BPO ManagementCo pursuant to the Asset Management Agreement is equal to all amounts we paid in respect of the Asset Management Services in the five most recent fiscal years.

The Asset Management Agreement does not prohibit BPO ManagementCo or its affiliates (including BPO) from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. The Asset Management Agreement provides that any conflicts of interest between us and BPO ManagementCo or its affiliates will be dealt with by BPO ManagementCo in good faith and in a fair, equitable and even-handed manner.

Property Management Agreement

In connection with the Transaction, we appointed BPO ManagementCo as the exclusive property manager for all our managed properties and to manage all aspects of the operation, maintenance, leasing, insuring, repair, cleaning, security and management of such properties (the “Property Management Services”). The Property Management Services include:

(i)	sourcing appropriate tenants and negotiating, settling and administering the terms of all tenancies, amendments and renewals;

(ii)	collecting all rent and other amounts due from tenants and licensees and enforcing the collection of arrears and lease obligations;

(iii)
negotiating, settling and administering all contracts as may be reasonably necessary for the operation and maintenance of the properties (including all agreements with municipalities and the owners or occupants of neighbouring lands), and contracting for the purchase of all services, materials and supplies as may be necessary in the performance of its duties and responsibilities;

(iv)	obtaining and maintaining any necessary permits and performing such services as are required to comply with all applicable laws in all material respects, including environmental laws; and

(v)	maintaining all equipment and facilities (including the heating, ventilation and air conditioning equipment) and the common areas and exteriors of the properties.

BPO ManagementCo’s activities are subject to the supervision and direction of our trustees and the rights of any co-owners of the properties.

Compensation and Reimbursement

As compensation for the performance of the Property Management Services, BPO ManagementCo receives the following fees:

(i)	an annual property management fee equal to:

•
the lesser of (i) 3% of the gross revenues accruing to us from the properties (excluding HST/GST, certain insurance proceeds and certain revenues) for a fiscal year, and (ii) 3% of the aggregate of all revenues accruing to us from all parking facilities located at the properties plus all amounts paid to them by tenants who are not governmental authorities with respect to administration/management or equivalent fees pursuant to leases of the properties for that fiscal year plus the greater of (x) the administration/management or equivalent fees accruing to us from tenants who are governmental authorities and (y) 1.75% of the gross revenues accruing to us from such tenants’ leases; less

•	all equivalent property management fees we paid with respect to that fiscal year pursuant to individual property and/or third party management agreements;

(ii)	a leasing fee (based on our percentage ownership interest in a particular property) for any lease signed for space in the properties equal to:

•	where the original term of the lease is five years or less, $0.65 per square foot of rentable area per year (pro-rated for partial years); and

•
where the original term of the lease is more than five years, the fee in paragraph (i) above, plus $0.85 per square foot of rentable area per year for the number of years or partial years covered by the lease between years six and ten (pro-rated for partial years). No leasing fee will be paid in respect of the years of the original term of the lease in excess of ten years;

(iii)
leasing fees are also paid on the same basis for lease extensions, renewals, renegotiations and restructurings provided that (a) if the term of the lease is renewed or extended prior to the expiry of the original term, such leasing fees will only be paid in respect of the incremental term, and (b) if we owe a commission to an outside broker in respect of the lease, the leasing fee will be reduced by 50%;

(iv)
capital expenditure fees equal to 5% of the project costs associated with the performance of certain construction work involved for all work in respect of which BPO ManagementCo acts substantially as construction manager; and

(v)	major capital purchase fees in respect of large equipment purchases greater than $200,000, equal to 5% of the cost of such equipment.

BPO ManagementCo is reimbursed for all reasonable actual out-of-pocket costs and expenses paid by BPO ManagementCo in connection with the performance of the Property Management Services. To the extent such costs are contemplated by an approved budget or otherwise approved, we reimburse BPO ManagementCo for all costs and expenses for persons hired or employed by, or under contract to, BPO ManagementCo to provide services allocable to specific properties, including but not limited to information technology and systems support personnel, building science and engineering personnel, security personnel, building managers and staff, mechanical and electrical staff, lease administration personnel, tenant liaison staff, merchandise receiving and delivery staff, maintenance, cleaning and housekeeping staff, clerical and secretarial staff, human resources, legal, accounting staff and other staff associated with the management, operation, repair, maintenance, supervision and administration of the properties.

In addition, if BPO ManagementCo’s or its affiliates’ in-house counsel and legal staff provide legal services in respect of the properties, including in connection with the preparation and negotiation of lease documentation, we will pay reasonable fees for such services in amounts that would not exceed those that would be charged by outside counsel in any material respect.

Other Terms

The Property Management Agreement has an initial ten year term and is automatically renewable for further terms of five years each. At least 12 months prior to the end of the initial term and any renewal term, our independent trustees will review the performance of BPO ManagementCo and, if they are not satisfied with the performance by BPO ManagementCo of its obligations under the Property Management Agreement and determine that it is not in our best interests that the Property Management Agreement be renewed, they may submit the termination of the Property Management Agreement to a vote of our unitholders. If such termination is approved by at least a majority of the votes cast by our unitholders, we may terminate the Property Management Agreement at the end of the then current term, provided that we provide BPO ManagementCo with at least three months’ prior written notice and pay BPO ManagementCo a termination fee equal to the aggregate amount paid to BPO ManagementCo in respect of the property management fee, leasing fee, capital expenditure fee and major capital purchase fee in the fiscal year preceding the effective date of the termination.

We may also terminate the Property Management Agreement upon written notice to BPO ManagementCo: if BPO ManagementCo defaults in the performance of any term of the Property Management Agreement that results in material harm to us and such default continues for a period of 30 days; if BPO ManagementCo engages in any act of fraud, misappropriation of funds or embezzlement against us; if there is an event of gross negligence by BPO ManagementCo in the performance of its duties that results in material harm to us; or in the event of the bankruptcy or insolvency of BPO ManagementCo. BPO ManagementCo may terminate the Property Management Agreement upon written notice to us: if we default in the performance of any term of the Property Management Agreement that results in material harm to BPO ManagementCo and such default continues for a period of 30 days; or in the event of our bankruptcy or insolvency.

We will indemnify BPO ManagementCo and its affiliates, directors, officers, agents, members, partners, shareholders, delegatees, subcontractors, advisors, employees and other representatives of each of the foregoing from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with the Property Management Agreement or the Property Management Services, other than those that are determined by a final and non-appealable judgment or final and binding arbitration decision to have resulted from an indemnified party’s bad faith, fraud, wilful misconduct, gross negligence or material breach of the agreement.

The maximum liability of BPO ManagementCo is equal to all fees paid to BPO ManagementCo in the five most recent fiscal years.

The Property Management Agreement does not prohibit BPO ManagementCo or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. The Property Management Agreement provides that any conflicts of interest between us and BPO ManagementCo or its affiliates will be dealt with by BPO ManagementCo in good faith and in a fair, equitable and even-handed manner.

BPO ManagementCo is required to inform us if a prospective tenant that is negotiating a significant lease is an existing or prospective tenant of another property which BPO ManagementCo, BPO or their affiliates owns (or co-owns). BPO ManagementCo will identify the measures it proposes to put in place in the circumstances to mitigate and manage any real or reasonably perceived conflict of interests. These measures, if any, will comply with applicable law and may include, without limitation, the assignment of different leasing personnel to represent the interests of each of the parties and reasonable “cone of silence” or “ethical wall” arrangements to avoid the disclosure of information relating to the properties between such leasing personnel.

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

None of our executive officers, trustees or employees or former executive officers, trustees or employees, or any associate of any such person, is as of July 27, 2010, or has been since January 1, 2009 indebted to us or BPP.

CORPORATE GOVERNANCE

Our operating business is carried on by Brookfield Office Properties Canada LP, which holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities. BOPC GP Inc. is the general partner of Brookfield Office Properties Canada LP and, as such, directs the activities of Brookfield Office Properties Canada LP. Our board of trustees and the board of directors of BOPC GP Inc. comprise the same individuals.

Mandate of the Board

The board encourages sound governance practices designed to promote our well-being and ongoing development, having always as its ultimate objective our long-term interests and the enhancement of value for our unitholders. The board oversees the management of our business and affairs which is conducted by our officers under the direction of the President and Chief Executive Officer and by BPO. In doing so, the board acts at all times with a view to our best interests. The board endeavors to enhance unitholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders including our suppliers, customers and the communities in which it operates. In order to fulfill these responsibilities, the board adopted Governance Guidelines. The Governance Guidelines, which include a detailed mandate for the board, are reviewed on an annual basis and otherwise as appropriate. A copy of the Governance Guidelines, including position descriptions for the Chair and the Chief Executive Officer, is available on our website at www.brookfieldofficepropertiescanada.com and is attached as Appendix B to this prospectus.

Composition of the Board

Each member of our board must have an understanding of our principal operational and financial objectives, plans and strategies, financial position and performance as well as our performance relative to our principal competitors and must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with board membership.

Our board, with the assistance of the Governance and Nominating Committee, determines whether each board member is independent. In determining independence, the board utilized the definition of “independent” in National Instrument 58-101 – Disclosure of Corporate Governance Practices. In making these determinations, our board examines the results of annual questionnaires completed by each board member, as well as each individual’s circumstances and his or her relationship to us and our affiliates. For a board member to be independent, the board must affirmatively determine that such board member has no material relationship with us and such board member did not receive any consulting, advisory, or other compensatory fee from us except in his or her capacity as a member of our board or a committee thereof.

Our board is currently comprised of five individuals, three of whom are independent. Mr. Thomas F. Farley, our President and Chief Executive Officer, is not considered to be independent because he is a member of management. Mr. Richard B. Clark is unrelated to BOX, but he is considered not to be independent because he is the Chief Executive Officer of BPO, the holder of an aggregate equity interest in BOX of approximately 90.6%. The Honourable William G. Davis, Mr. Robert J. McGavin and Mr. Michael F.B. Nesbitt are independent and do not have any relationships with us.

Our board considers that its size and composition is appropriate given the diversity of our operations and the need for a variety of experience and backgrounds. The board believes that a combination of individuals that are independent, individuals related to BPO and one individual drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

Board Meetings

Each board member is expected to attend all meetings of our board and any committee of which he or she is a member. The board may also take action from time to time by unanimous written consent.

Our board meets at least once in each quarter, with additional meetings held when required. In addition, the independent board members meet separately from management board members and board members related to BPO at each regularly scheduled board meeting and whenever otherwise appropriate. Since our formation, our board has met once and all of the trustees were in attendance at that meeting.

Meeting frequency and agendas change from time-to-time depending on opportunities or risks we face. Additional meetings may be called by the Chair, the President and Chief Executive Officer or any board member on proper notice.

The Chair, who is an independent trustee, is primarily responsible for setting the agenda. Prior to each board meeting, the Chair discusses agenda items for the meeting with the President and Chief Executive Officer, other members of senior management and other members of the board. Any board member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or raise subjects that are not on the agenda for that meeting.

In advance of each board and committee meeting, members receive the proposed agenda and other materials important to the board member’s understanding of the matters to be considered. Board members are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Board Committees

The board has two standing committees: the Audit Committee and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the board retains overall responsibility for governance matters, the Audit Committee and Governance and Nominating Committee have specific responsibilities for certain aspects of governance as described below. A description of the responsibilities of the board committee chairs can be found in our Governance Guidelines available on our website at www.brookfieldofficepropertiescanada.com and attached as Appendix B to this prospectus.

Our executive officers are employed and compensated by BPO so the board does not believe that it is necessary to have a separate compensation committee. Our Governance and Nominating Committee oversees the implementation of management and administration services under the Management Agreements by monitoring the relationship between our executive officers and the board and by reviewing any proposed material amendments to or any determination required under those arrangements.

Audit Committee

Our Audit Committee is comprised of three individuals, all of whom are independent: Mr. Robert J. McGavin (Chair), The Honourable William G. Davis and Mr. Michael F.B. Nesbitt. For additional information regarding the Audit Committee, see “Audit Committee Information”.

Governance and Nominating Committee

Our Governance and Nominating Committee is comprised of three individuals, all of whom are independent: The Honourable William G. Davis (Chair), Messrs. Robert J. McGavin and Michael F.B. Nesbitt.

The Governance and Nominating Committee is responsible for reviewing the performance of the board as a whole on an annual basis, including specifically reviewing areas in which the board’s effectiveness may be enhanced. It is also responsible for reviewing the credentials of proposed nominees for election or appointment to the board and for recommending candidates for board membership. Candidates are assessed in relation to the criteria established by the board to ensure it has the appropriate mix of talents, quality and skills necessary to promote sound governance and an effective board. The Governance and Nominating Committee is responsible for reviewing and reporting to the board on: the charters of each existing committee; the position description for the Chair; the Declaration of Trust, the Governance Guidelines and any other governing policies; and any recommended amendments to such documents. The committee will also review all significant proposed related party transactions and situations involving a potential conflict of interest.

Our Governance and Nominating Committee is also responsible for reviewing and reporting on the compensation of trustees. The committee annually reviews the compensation paid to our independent trustees, taking into account the complexity of our operations, the risks and responsibilities involved in being a trustee, the requirement to participate in scheduled and special board meetings, expected participation on the board’s standing committees and the compensation paid to trustees and directors of comparable entities. Trustees who are employees of BPO or any of its affiliates do not receive compensation for serving as trustees.

Since our formation, our Governance and Nomination Committee has met once and there are two committee meetings scheduled for the remainder of 2010. Meeting frequency and agendas change from time to time depending on opportunities or risks we face. The charter for the Governance and Nominating Committee is reviewed annually by the Governance and Nominating Committee and the board. A copy of the Governance and Nominating Committee charter is available on our website at www.brookfieldofficepropertiescanada.com.

Orientation and Continuing Education

The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new board members regarding the role of the board, its committees and its board members. Generally, new board members are provided with materials describing our business and governance policy and procedures and they also meet individually with the President and Chief Executive Officer and the Chair to learn about us and our operations. In order to ensure that board members maintain the skill and knowledge necessary to meet their obligations as board members, the board and the committees receive reports from management and third parties from time to time regarding changes in securities laws and regulations and changes in governance practices. In addition, as part of our board’s regular quarterly meetings, management provides an update of the business conditions in our primary markets.

Evaluation of Board and Committees

The Governance and Nominating Committee, in consultation with the Chair, ensures that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the board as a whole, as well as the committees of the board to ensure they are fulfilling their respective responsibilities and duties as set out in the Governance Guidelines and in the respective committee charters. The process used for undertaking these assessments includes a written survey of the effectiveness of the board and its committees and detailed discussion of the results of such survey. In connection with these evaluations, each board member has been requested to provide his assessment of the effectiveness of the board and each committee. The board has decided not to evaluate its fellow board members’ contributions and effectiveness because it believes that doing so will impair the cooperative and productive character of the board.

Board Access to Outside Advisors

The board may at any time retain outside financial, legal or other advisors at our expense and have the authority to determine the advisors’ fees and other retention terms. Each committee of the board may retain outside advisors, at our expense, without the board’s approval, at any time. Any board member may, subject to the approval of the Chair, retain an outside advisor at our expense.

Conflicts of Interest

Each trustee is required to inform the board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with us. If a trustee has a personal interest in a matter before the board or a committee, he or she must not participate in any vote on the matter except where the board or the committee has expressly determined that it is appropriate for him or her to do so.

As described under the heading “Risk Factors – Risks Relating to Our Relationship with BPO,” our relationship with BPO may give rise to conflicts of interest between us and our unitholders, on the one hand, and BPO, on the other hand. Certain of our trustees and officers also serve as directors and officers of BPO and its affiliates, which may give rise to conflicts of interest.

Code of Business Conduct and Ethics

Our board expects all trustees, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to BPO’s written Code of Business Conduct and Ethics. The Code is given to each new board member and officer upon commencement of employment, and it is distributed to all employees annually. The board encourages senior officers to create a culture of integrity throughout the organization. The board monitors compliance with the Code through its whistle blowing procedure described therein which mandates that all board members, officers and employees report breaches of the Code and may do so anonymously if they prefer. Any waiver of the Code for our officers and board members may only be made by both the board, and the board of directors of BPO, and we will disclose such waiver to the extent required by law, regulation or stock exchange requirement. This Code is reviewed annually by the board and is posted on our website at www.brookfieldofficepropertiescanada.com.

Communication and Disclosure Policies

We have adopted a Disclosure and Insider Trading Policy which summarizes our policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that our communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure and Insider Trading Policy is reviewed annually by the board and is available on our website at www.brookfieldofficepropertiescanada.com.

We endeavour to keep our unitholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a website that provides summary information about us and ready-access to our published reports, press releases, statutory filings and supplementary information provided to analysts and investors. board members and management meet with unitholders at our annual meeting and are available to respond to questions at that time.

We also maintain an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss our financial results. We also endeavour to ensure that the media are kept informed of our developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operations prior to their approval by the full board.

Since our formation, our Audit Committee has met once and there are two committee meetings scheduled for the remainder of 2010. Meeting frequency and agendas change from time to time depending on opportunities or risks that we face. The charter for the Audit Committee is reviewed annually by the Audit Committee, Governance and Nominating Committee and the board. A copy of the Audit Committee charter is available on our website at www.brookfieldofficepropertiescanada.com and is attached as Appendix C to this prospectus.

Our Audit Committee is comprised of three individuals, all of whom are financially literate and independent as required under applicable securities laws: Mr. Robert J. McGavin (Chair), The Honourable William G. Davis and Mr. Michael F.B. Nesbitt.

Relevant Education and Experience

Mr. McGavin acquired significant financial experience and exposure to accounting and financial issues while serving in senior management positions for 20 years in the Canadian banking industry and as a director and as a member of the audit committees of several public and private companies. Mr. McGavin holds a Bachelor’s degree from the University of British Columbia, a Masters degree and a PhD from the University of Washington and an LLD from the University of Toronto.

Mr. Nesbitt acquired significant financial experience and exposure to accounting and financial issues while serving in senior management positions, as an owner and as a director and a member of the audit committee of a public company. Mr. Nesbitt holds a Bachelor of Arts and a Bachelor of Commerce degree from the University of Manitoba.

The Honourable William G. Davis acquired significant financial experience and exposure to accounting and financial issues while serving as Premier of Ontario and as a director of several public and private companies. The Honourable William G. Davis holds a degree Bachelor of Arts from the University of Toronto and a LL.B. from Osgoode Hall Law School.

Pre-Approval Policies and Procedures

We maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

External Auditor Service Fees (By Category)

The following table sets forth information on the fees billed to us by Deloitte & Touche for the fiscal years ended December 31, 2009 and 2008:

Service Performed	2009	2008
Audit Fees(1)	$795,000	$310,000
Audit-Related Fees(2)	$1,250,000	$1,097,000
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$2,045,000	$1,407,000

Notes:
(1)	Included in this amount is $365,000 related to the Transaction.
(2)	Included in this amount is $1,010,000 (2008 - $980,000) related to audits of joint ventures of which our share was $500,000 (2008 - $570,000).

Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2009 and 2008, quarterly review of the financial statements included in our quarterly reports, consents issued and review of filings with securities commissions.

Audit-related fees consisted of assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include operating cost, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

Our Audit Committee determined that the provision of these services was compatible with the maintenance of the independence of Deloitte & Touche.

RISK FACTORS

An investment in our trust units is subject to a number of risks. Before deciding to invest in our trust units, investors should consider carefully the risks relating to our securities as described below. If any of the events or developments discussed in these risks factors actually occur, our business, financial condition or results of operations or the value of our securities could be adversely affected. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus. Other factors not presently known to management or that management presently believes are not material could also affect our future business, operations and distributable income.

Brookfield Office Properties Canada and Real Estate Industry Risks

Adverse global market and economic conditions may adversely affect our business, financial condition and results of operations.

Recent market and economic conditions have been unprecedented and challenging with slower growth and tighter credit conditions. Continued concerns about the availability and cost of credit, the declining real estate market, energy cost, geopolitical issues and increased market uncertainty have contributed to increased market volatility and diminished expectations for the global economy. These adverse market conditions and competition may adversely affect our business, financial condition and results of operations.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce and, in some cases, cease to provide funding to businesses and consumers. While we currently believe that we have sufficient working capital and capacity under our credit facilities in the near term, continued turbulence in the global markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, as well as the liquidity and financial condition of our tenants. If these market conditions persist in the long term, they may limit our ability, and the ability of our tenants, to replace maturing liabilities in a timely manner, and access the credit markets to meet liquidity needs.

In addition, a continued increase in the cost of credit and inability to access the capital and credit markets may adversely impact the occupancy of our properties, the disposition of our properties and private capital raising. Additionally, business layoffs, downsizing, industry slowdowns and other similar factors that affect our tenants may adversely push direct and sublease availabilities up and associated rents and other fundamentals down. Furthermore, general uncertainty in the real estate markets has resulted in conditions where the pricing of certain real estate assets may be difficult due to uncertainty with respect to capitalization rates and valuations which may adversely impact our net asset value. In addition, we may face difficulty in refinancing our mortgage debt, or may be unable to refinance such debt at all, if our property values significantly decline.

In the event that we do not have sufficient cash available to us through our operations to continue operating our business as usual, we may need to find alternative ways to increase our liquidity. Such alternatives may include, without limitation, divesting ourselves of properties, whether or not they otherwise meet our strategic objectives to keep in the long term, at less than optimal terms; issuing and selling our debt and equity in public or private transactions under less than optimal conditions; entering into leases with tenants at lower rental rates or less than optimal terms; or entering into lease renewals with our existing tenants without an increase in rental rates at turnover. There can be no assurance, however, that such alternative ways to increase our liquidity will be available to us. Additionally, taking such measures to increase our liquidity may adversely affect our business, financial condition and results of operations.

Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

Our economic performance, the value of our real estate assets and, therefore, the value of unitholders’ investments are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; the cyclical nature of the real estate industry; local conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for high rise and other office properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the attractiveness of our properties to tenants; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether or not a property is producing sufficient income to service these expenses. In addition, leases with the Canadian federal government are on a semi-gross basis whereby deemed operating costs are increased or decreased annually based on changes in the consumer price index. Actual increases or decreases in operating costs may vary significantly from the amounts recoverable on account thereof in these leases.

We are dependent upon the economic climates of our primary markets – Toronto and Calgary.

Substantially all of our revenues are derived from properties located in our primary markets – Toronto and Calgary. A prolonged downturn in the economies of these markets, or the impact that a downturn in the overall national economy may have upon these markets, could result in reduced demand for office space. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space could adversely affect our results from operations. Additionally, there are submarkets within our primary markets that are dependent upon a limited number of industries and a significant downturn in one or more of these industries could also adversely affect our results from operations.

We face risks associated with the use of debt to finance our business, including refinancing risk.

We have no limitations in our Declaration of Trust on the amount of debt we can incur. Decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt.

As we incur debt in the ordinary course of our business, we are subject to the risks associated with debt financing. These risks may adversely affect our financial condition and results of operations and include the following: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and distributions on our Units; we may not be able to refinance indebtedness on our properties at maturity due to company and market factors including: disruptions in the capital and credit markets; the estimated cash flow of our properties; the value of our properties; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms; prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases. This may adversely affect our ability to make distributions or payments to our investors and lenders.

Restrictive covenants in current and future indebtedness may limit management’s discretion with respect to certain business matters.

Instruments governing any of our indebtedness or indebtedness of our subsidiaries may contain restrictive covenants limiting our discretion with respect to certain business matters. These covenants could place significant restrictions on, among other things, our ability to create liens or other encumbrances, to pay distributions on our trust units or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. These covenants could also require us to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could result in a termination of our distributions and permit acceleration of the relevant indebtedness.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.

Approximately 27% of our total outstanding pro forma indebtedness of $1,596,200 at March 31, 2010 was variable rate indebtedness. We may incur indebtedness in the future that also bears interest at a variable rate or we may be required to refinance our debt at higher rates. Accordingly, increases in interest rates above that which we anticipated based upon historical trends could adversely affect our cash flows.

We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.

A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments.

We cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease. The loss of rental payments from tenants and costs of re-leasing could adversely affect our cash flows and results of operations. In the event of a significant number of lease defaults and/or tenant bankruptcies, our cash flow may not be sufficient to pay cash dividends to our unitholders and repay maturing debt and any other obligations.

Reliance on major tenants could adversely affect our results of operations.

As of March 31, 2010, the five largest tenants, based on percentage of square feet leased, accounted for approximately 26.7% of our total leasable space but no one tenant accounted for more than 8.7% of that total. Our business would be adversely affected if any of these tenants failed to renew certain of their significant leases, became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.

Our tenant base is concentrated heavily in two industries and unfavourable conditions in these industries may adversely impact our financial condition and results of operations.

Our tenant base is concentrated heavily in two industries, namely, financial services and energy. As a result, our financial condition and results of operations would be adversely affected if there was a prolonged downturn in these industries, or if the impact of downturn in the overall national economy of Canada affected these industries and resulted in reduced demand for office space.

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.

Our income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to us than the existing lease. We could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms. Scheduled lease expirations in our portfolio over the next five years average approximately 6.54% annually (the majority of which is in 2013).

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

We carry various insurance coverages that provide comprehensive protection for first party and third party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self insure a portion of certain of these risks. We believe all of our properties are adequately insured.

We purchase stand–alone terrorism insurance which covers terrorist acts up to $1 billion per occurrence and in the aggregate. We consider this amount to be commercially reasonable, considering the availability and cost of such coverage. As our policies renew throughout the year, we will continue to monitor the insurance market so as to avail our self of the most comprehensive coverage on the most economically reasonable basis.

There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

If we are unable to recover from a business disruption on a timely basis our financial condition and results of operations would be adversely affected.

Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions.

We are dependent on our management personnel.

Our management team has a significant role in our success. Our lack of a mature human capital strategy to address retention, development of talent and training may impede our ability to retain personnel or to attract suitable replacements should any members of the management group leave. The loss of services from members of the management group or a limitation in their availability could adversely affect our operations because of diminished relationships with lenders, prospective tenants and industry personnel.

Because real estate investments are illiquid, we may not be able to sell properties when appropriate.

Large and high quality office properties like the ones that we own can be hard to sell, especially if local market conditions continue to be poor. Such illiquidity could limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity, such as in the current economy. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

Our competitors may adversely affect our ability to lease our properties, which may cause our cash flows and operating results to suffer.

Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with us in seeking tenants and management revenues. Although it is our strategy to own premier office properties in each market in which we operate, some of the office properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

We do not have sole control over the properties that we own with co-venturers, partners or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

We participate in joint ventures, partnerships, co-tenancies and funds affecting 10 of our properties. Of our 19 commercial properties, 9 are wholly-owned and 10 are held in property-level joint ventures or co-tenancies. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties; and capital improvements.

In some instances, although we are the property manager for a joint venture, the joint ventures retain joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in some of our property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers’ obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

We face risks associated with property acquisitions.

Assuming we are able to obtain capital on commercially reasonable terms, and that market conditions warrant it, we may acquire new office properties. Competition from other well-capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price or prevent us from acquiring a desired property. We may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse effect on our results of operations and financial condition.

The expiration of long-term ground leases could adversely affect our results of operations.

Six of our properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to us and any co-venturers or partners. In addition, the ground leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments. Under the terms of a typical ground lease, we and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements will revert to the owner of the land upon the expiration of the lease term. A default under the terms of a ground lease could also result in a loss of the property subject to such ground lease should we not rectify the default in a reasonable period of time. If possible, we may attempt to purchase these leases as they become available, but cannot be assured of this. The following is a summary of our ground leases:

Building	City	Expiration	Notes
105 Adelaide Street West	Toronto	2043(1)	We own a 100% leasehold interest.
Hudson’s Bay Centre	Toronto	2070, 2011	There are two ground leases for this property.
HSBC Building (70 York Street)	Toronto	2083	Ground lease only covers a portion of the property
Exchange Tower	Toronto	2891, 2115, 2232	There are three ground leases for this property. We own a 50% interest in the ground lessor of a portion of the property.

Notes:
(1)	Ground lessee has the option to extend the ground lease for an additional 30 years to 2073.

We are subject to possible environmental liabilities and other possible liabilities.

As an owner and manager of real property, we are subject to various federal, provincial and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operations.

Asbestos-containing material (“ACM”) is known to be present at a limited number of our properties. We are also aware of the presence of polychlorinated biphenyls (“PCBs”) in transformers at certain of our properties and in storage containers in specified areas at certain properties. We believe that we manage and require the removal of ACMs and PCBs in accordance with applicable laws and that, if such laws do not become materially more stringent, the future costs of ACM abatement or ACM and PCB removal and containment will not be material to our financial position.

Provincial regulations under building codes and provincial human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations and capital expenditures in one or more of our properties it could adversely affect our financial condition and results of operations.

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, provincial and local regulatory requirements, such as provincial and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results from operations.

Risks Relating to our Trust Units

We are dependent on Brookfield Office Properties Canada LP.

We are dependent on the business of Brookfield Office Properties Canada LP through our ownership of Class A LP Units of Brookfield Office Properties Canada LP. The cash distributions to holders of our trust units are dependent on the ability of Brookfield Office Properties Canada LP to pay distributions on the Class A LP Units. The ability of Brookfield Office Properties Canada LP to pay distributions or make other payments or advances to us may be subject to contractual restrictions contained in any instruments governing the indebtedness of Brookfield Office Properties Canada LP or its subsidiaries and is also be dependent on the ability of Brookfield Office Properties Canada LP’s subsidiaries to pay distributions or make other payments or advances to Brookfield Office Properties Canada LP.

The price of our trust units may be unpredictable and volatile.

The prices at which our trust units trade cannot be predicted. The market price of our trust units could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors beyond our control. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of our trust units. In addition, our perceived creditworthiness may affect the market price or value and the liquidity of our trust units.

Our trust units are not deposits and do not have certain rights that are afforded to holders of common shares under corporate law statutes.

Our trust units are not be “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. Furthermore, BOX is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Tax Act, it is not a “mutual fund” as defined by applicable securities laws.

Holders of trust units do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions or the right to dissent and to be paid the fair value of their trust units on the occurrence of certain transactions.

Our cash distributions are not guaranteed.

The declaration and payment of distributions on our trust units is at the discretion of our trustees, who support a stable and consistent distribution policy. The amount of distributions paid in respect of our trust units depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond our control. In addition, the composition of cash distributions for tax purposes may change over time and may affect the after tax return for holders of trust units. See “– Tax Related Risks”.

Our ability to make distributions or make other payments or advances is subject to applicable laws and contractual restrictions contained in the instruments governing our indebtedness. The degree to which we are leveraged could have important consequences to the holders of our trust units, including (a) that our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (b) that a significant portion of our cash flow from operations may be dedicated to the payment of the principal of, and interest on, our indebtedness, thereby reducing funds available for future distributions and causing taxable income for holders of trust units to exceed cash distributions; (c) that certain of our borrowings will be at variable rates of interest, which exposes us to the risk of increased interest rates; and (d) that we may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures.

Our trust units are structurally subordinated to our obligations to certain of our creditors.

In the event of our bankruptcy, liquidation or reorganization, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from our assets before any assets are made available for distribution to the holders of our trust units. Our trust units are effectively subordinated to most of the indebtedness and our other liabilities. We are not be limited in our ability to incur additional secured or unsecured indebtedness.

Capital expenditures of Brookfield Office Properties Canada LP directly affect cash available for distribution.

The timing and amount of capital expenditures by Brookfield Office Properties Canada LP directly affects the amount of cash available for distribution to holders of our Units. Distributions to holders may be reduced, or even eliminated, at times when our trustees deem it necessary to make significant capital or other expenditures.

Our distributions may be dependent upon the ability of Brookfield Office Properties Canada LP to fund a portion of its capital expenditures and working capital with cash generated from operations. We may be required to reduce distributions or sell additional trust units in order to accommodate these items. There can be no assurance that sufficient capital will be available on acceptable terms to us for necessary or desirable capital expenditures or that the amount required will be the same as currently estimated.

Our Declaration of Trust limits ownership of our trust units by Non-Residents, which may limit liquidity of our trust units.

The Declaration of Trust imposes various restrictions on unitholders. Non-Residents are prohibited from beneficially owning more than 49% of our outstanding trust units on a basic or fully diluted basis. These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including Non-Residents and partnerships, to acquire trust units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of our trust units. As a result, these restrictions may limit the demand for trust units from certain unitholders and other investors and thereby adversely affect the liquidity and market value of our trust units held by the public.

We may issue additional trust units, which may dilute the interests of existing our unitholders.

The Declaration of Trust authorizes us to issue an unlimited number of trust units for the consideration and on such terms and conditions as are established by our trustees without any approval of our unitholders. Unitholders have no pre-emptive rights in connection with such further issues. Any further issuance of trust units will dilute the interests of our existing unitholders.

In addition, subject to certain restrictions, Brookfield Office Properties Canada LP is permitted to issue additional partnership units for any consideration and on any terms and conditions. Any further issuance of partnership units will dilute the indirect interest of existing holders of trust units in Brookfield Office Properties Canada LP and any further issuance of Class B LP Units will dilute the interests of existing holders of trust units.

Future sales of our trust units could adversely affect the market price of the trust units.

The sale of a substantial number of trust units in the public market or otherwise by BPO or its affiliates or other significant holders of trust units could adversely affect the prevailing market price of our trust units and could impair our ability to raise additional capital through an offering of its equity securities. If BPO or its affiliates or other significant holders of trust units sell a large number of trust units over a short period of time, or if investors anticipate large sales of trust units over a short period of time, this could materially affect the trading price of our trust units.

Liability of unitholders may not be limited.

The Declaration of Trust provides that no unitholder is subject to any liability whatsoever to any person in connection with holding trust units. The Trust Beneficiaries’ Liability Act (Ontario) provides that unitholders are not liable, as beneficiaries of a trust, for any of our or our trustee’s acts, defaults, obligations or liabilities. That statute has not yet been judicially considered and it is possible that reliance on that act by a unitholder could be successfully challenged on jurisdictional or other grounds.

Risks Relating to Our Relationship with BPO

We are highly dependent on BPO.

We do not have any employees and depend on the management and administration services provided by BPO. The personnel and support staff that provide services to us are not required to have our management and administration as their primary responsibility or to act exclusively for us. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our operating results. We may own or acquire properties for our own account which may be suitable for us or compete with us for tenants and may provide management services to third parties in connection with properties which may compete with us for tenants.

The departure of some or all of our professionals could prevent us from achieving our objectives.

We depend on the diligence, skill and business contacts of BPO’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success depends on the continued service of these individuals, who are not obligated to remain employed by BPO. BPO has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on its ability to achieve its objectives. The departure of a significant number of BPO’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives.

Our arrangements with BPO have been negotiated in the context of an affiliated relationship and may contain terms that are less favourable than those which otherwise might have been obtained from unrelated parties.

We negotiated the Management Agreements with BPO in the context of the Transaction. Although we are of the view that the Management Agreements have been set at market terms and align the interests of BPO with those of other unitholders, certain of the terms, including those relating to termination rights and BPO’s ability to engage in outside activities, including activities that may compete with us, our activities and limitations on liability and indemnification, may be less favourable than otherwise might have resulted if the negotiations had involved unrelated parties.

BPO holds a significant number of our Units.

BPO indirectly holds Units representing an aggregate equity interest in BOX of approximately 90.6% and accordingly is able to approve all matters submitted to a vote of the unitholders. Although, under applicable Canadian securities laws, it would be possible for BPO, as the holder of an equity interest in BOX exceeding 90% to effect a privatization of BOX or to enter into certain related party transactions with us without obtaining minority unitholder approval, BPO has undertaken not to do so without obtaining minority unitholder approval. This undertaking will terminate in the future if BPO and its affiliates hold in aggregate an equity interest in BOX of 75% or less for a period of 12 months.

For so long as BPO maintains a controlling interest in BOX, it will generally be able to approve matters submitted to a majority vote of the unitholders without the consent of other unitholders, including, among other things, the election of the trustees. BPO will also be able to exercise a controlling influence over any change of control of BOX. BPO will be able to exercise a controlling influence over the business and affairs, the selection of senior management and the acquisition or disposition of our assets and our access to capital markets. The effect of BPO’s control may limit the price that investors are willing to pay for our trust units. In addition, a sale of trust units by BPO or the perception of the market that a sale may occur may adversely affect the market price of our trust units. BPO has indicated that in the future, and subject to valuation and market conditions, it will consider reducing its interest in us to enhance our market liquidity.

Our relationship with BPO may give rise to conflicts of interest.

Our relationship with BPO may give rise to conflicts of interest between us and our unitholders, on the one hand, and BPO, on the other hand. In certain instances, the interests of BPO may differ from the our interests and the interest of our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions, the use of leverage when making acquisitions and the appointment of outside advisors and service providers.

Tax Related Risks

Unitholders may face adverse tax consequences if we fail to qualify for the REIT Exemption to the SIFT Rules.

The SIFT Rules change the manner in which SIFTs, and the distributions from such SIFTs, are taxed. However, trusts that meet the REIT Exception are excluded from the SIFT trust definition and, therefore, not subject to the SIFT Rules.

The determination as to whether BOX qualifies for the REIT Exception in a particular taxation year can only be made at the end of that taxation year. We have advised counsel that we expect that BOX will qualify for the REIT Exception for purposes of the SIFT Rules for 2010 and beyond. However, there can be no assurance in this regard.

In the event the SIFT Rules apply to BOX, the impact to holders of trust units will depend in part on the amount of income distributed which we could not deduct in computing our income in a particular taxation year and what portion of our distributions constitute “non portfolio earnings”, other income and return of capital. Generally, distributions that are characterized as returns of capital are not taxable to holders of trust units but serve to reduce the adjusted cost base of a holder’s trust units, and the SIFT Rules do not alter this result.

Our trust units may cease to be qualified investments under the Tax Act and BOX may cease to be a mutual fund trust under the Tax Act.

There can be no assurance that our trust units will continue to be qualified investments under the Tax Act for Plans. The Tax Act imposes penalties or other tax consequences for the acquisition or holding of non qualified investments for Plans.

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects holders of trust units. If BOX ceases to qualify as a “mutual fund trust” under the Tax Act, the income tax considerations could be materially and adversely different in certain respects.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, as of July 27, 2010, none of our trustees, officers or associates of a trustee or officer nor, to the knowledge of our trustees or officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any of our material transactions nor do any such persons have a material interest, direct or indirect, in any of our proposed transactions.

Prior to the Transaction, we were party to two service-support agreements with BPL, a subsidiary of BPO, pursuant to which BPL provided services of certain personnel and consultants as well as such facilities as were necessary to enable us to fulfill our obligations under the property management agreements to which we were a party. We paid fees to BPL on a cost-recovery basis and those fees totaled $11.6 million during 2009 (compared to $13.0 million in 2008). We were also permitted to charge costs and expenses payable by us in connection with those agreements to BPL on a cost-recovery basis. Total costs charged to BPL during 2009 totaled $1.3 million (compared to $0.8 million in 2008). These costs have been included in general and administrative expenses.

BAM, BPO and their affiliates may, from time to time, hold certain of our indebtedness and our subsidiaries by way of transactions executed through market intermediaries and under prevailing market terms and conditions at the time of such transactions. Included in our loans receivable at December 31, 2009 was a $85.0 million on-demand deposit placed with BPO (compared to $125.0 million on December 31, 2008).  BPO repaid the $125.0 million on-demand deposit in the first quarter of 2009. The $85 million on-demand deposit was placed with BPO during the fourth quarter of 2009; this on demand deposit was fully repaid in the first quarter of 2010. For the year ended December 31, 2009, interest income of $0.3 million was recorded on these deposits (compared to $7.0 million in 2008).

Included in our rental revenues during the year ended December 31, 2009, are amounts received from BAM and its affiliates of $0.3 million (compared to $0.4 million in 2008). In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.

We had certain arrangements with a subsidiary of BAM and BPO to provide various information technology services and with BPO to provide various administrative services including accounts payable processing and accounts receivable collection. The costs for these services amounted to $9.0 million for BPP for the year ended December 31, 2009 (compared to $8.2 million during 2008), consisting of $6.1 million in operating costs and $2.9 in capital costs. We were charged for these services on a cost recovery basis. These operating costs have been included in general and administrative expenses and capital costs have been capitalized to other assets and are being amortized over their estimated useful life. These arrangements were terminated upon closing of the Transaction and BPO currently provides us with management and administration services under the Management Agreements. See “Trustees and Management – Management Agreements”.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, that we have entered into are the following:

•	the Declaration of Trust (see “Description of Brookfield Office Properties Canada”);

•	the Limited Partnership Agreement (see “Description of Brookfield Office Properties Canada LP”);

•	the Asset Management Agreement (see “Trustees and Management — Management Agreements — Asset Management Agreement”);

•	the Property Management Agreement (see “Trustees and Management — Management Agreements — Property Management Agreement”);

•	the Brookfield Place Purchase Agreement;

•	the Exchange and Support Agreement; and

•	the BPO undertaking.

Copies of these material contracts have been filed on SEDAR at www.sedar.com. These material contracts may also be requested from us at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

Brookfield Place Purchase Agreement

On May 1, 2010, Brookfield Office Properties Canada LP entered into an agreement (the “Brookfield Place Purchase Agreement”) with BPP Sub Amalco Inc. pursuant to which, the Brookfield Place Interest was transferred to Brookfield Office Properties Canada LP on a tax deferred roll over basis for a purchase price of approximately $866 million. The purchase price was satisfied by the payment of approximately $100 million in cash, the assumption of debt valued at approximately $342 million and the issuance of approximately 20.3 million Class B LP Units valued at approximately $20.88 per unit.

The Brookfield Place Purchase Agreement included certain representations, warranties and covenants which survive for a period of 12 months following completion of the Transaction, subject to certain exceptions. No claim can be made until the aggregate of all claims exceed $10 million and each claim must involve at least $100,000 of loss. In addition, Brookfield Office Properties Canada LP assumed all obligations and liabilities associated with the Brookfield Place Interest arising from and after the effective date of the Transaction.

Exchange and Support Agreement

On May 1, 2010, BOX, Brookfield Office Properties Canada LP, BPP and certain subsidiaries of BPP entered into the Exchange and Support Agreement to create certain support obligations with respect to the Class B LP Units. Under the Exchange and Support Agreement, we agree to take such actions as are reasonably necessary to ensure that the distributions on the Class B LP Units will be of the same nature and amount, on a per unit basis, as the corresponding distribution on our trust units.

The Exchange and Support Agreement also provides that we will not, subject to certain exceptions, issue or distribute trust units (or securities exchangeable for or convertible into or carrying rights to acquire trust units) to the holders of all or substantially all of the then outstanding trust units; issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding trust units entitling them to subscribe for or to purchase trust units (or securities exchangeable for or convertible into or carrying rights to acquire trust units); or issue or distribute to the holders of all or substantially all of the then outstanding trust units evidences of our indebtedness or our assets except in accordance with the provisions of our trust units, unless the economic equivalent on a per unit basis of such rights, options, securities, units, evidences of indebtedness or other assets is issued or distributed simultaneously to the holders of Class B LP Units. In addition, we will not, subject to certain exceptions, subdivide, re-divide or change the then outstanding trust units into a greater number of trust units; reduce, combine, consolidate or change the then outstanding trust units into a lesser number of trust units; or reclassify, amend the terms of, or otherwise change our trust units or effect an amalgamation, merger, reorganization or other transaction affecting our trust units; unless the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of Class B LP Units.

Pursuant to the Exchange and Support Agreement, upon notice from Brookfield Office Properties Canada LP that a holder of Class B LP Units has surrendered Class B LP Units for exchange into trust units in accordance with the terms of thereof, we will issue and deliver or cause to be issued and delivered to such holder the requisite number of trust units.

In accordance with the Exchange and Support Agreement, prior to our liquidation, dissolution or winding-up, all Class B LP Units will be automatically exchanged for trust units in order that the holders of Class B LP Units will be able to participate on a pro rata basis with the holders of our trust units in the distribution of our assets in connection with a liquidation event.

BPO Undertakings

BPO indirectly holds Units representing an aggregate equity interest in BOX of approximately 90.6% and accordingly is able to approve all matters submitted to a vote of our unitholders. Under applicable Canadian securities laws it would be possible for BPO, as holder of an equity interest in BOX exceeding 90%, to effect a privatization of BOX or enter into certain related party transactions with BOX without obtaining minority unitholder approval. BPO has undertaken to us not to rely on the exemptions from the minority approval requirement contained in sections 4.6(1)(a) and 5.7(g) of Multilateral Instrument 61-101 – Protection of Minority Holdings in Special Transactions (“MI 61-101”), or any discretionary exemption having a similar effect granted by the Canadian securities regulators, in connection with any “business combination” or “related party transaction” (as such terms are defined in MI 61-101) in respect of which BPO or any of its affiliates is an “interested party” (as such term is defined in MI 61-101). This undertaking will terminate in the future if BPO and its affiliates hold in aggregate an equity interest in BOX of 75% or less for a period of 12 months.

In addition, BPO has undertaken that prior to completing a disposition, restructuring or development of any of the assets that BPP retained in the Transaction in circumstances where we are permitted and has the financial capacity to participate, it will (except where otherwise restricted or where the transaction involves a broader enterprise) notify and discuss with our independent trustees in good faith our participation in such transaction prior to or concurrent with discussing the same with other parties.

The terms of the undertakings may only be amended, waived or terminated with the prior approval of a majority of the independent trustees (within the meaning of the Declaration of Trust).

SIGNIFICANT ACQUISITION

Brookfield Place Interest

On May 1, 2010, as part of the Transaction, we acquired from BPO the Brookfield Place Interest for a purchase price equal to approximately $866 million. The purchase price was satisfied by the payment of approximately $100 million in cash, the assumption of debt valued at approximately $342 million and the issuance of approximately 20.3 million Class B LP Units valued at approximately $20.88 per unit.

Brookfield Place is widely regarded as the top commercial complex in Canada and consists of approximately 3.3 million square feet of rentable commercial and parking space comprising two high rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets. A 90-foot high glass enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings. With direct access to Union Station, the Metro Toronto subway system and Commerce Court, Brookfield Place is a key point of entry in the underground pedestrian walkway system in Toronto. The Brookfield Place Interest consists of (a) a 100% fee interest in the Bay Wellington Tower, a 47-storey tower located on the northern portion of Brookfield Place, (b) a 50% interest in the retail space of Brookfield Place and (c) 56% of the revenues from the parking garage serving Brookfield Place, and all appurtenant rights thereto.

Bay Wellington Tower has an attractive office tenant profile as the top ten tenants collectively represent 56.8% of the total office base rental revenue and have an average remaining lease term of 6.2 years. The remaining tenants include well-recognized and high-profile companies from the banking, insurance, brokerage and mutual fund industries, providing economic diversification, excellent covenant and corporate appeal. The occupancy rate for the property is 97.4%.

The audited financial statements of the Brookfield Place Interest for the years ended December 31, 2009 and 2008 and unaudited financial statements of the Brookfield Place Interest for the three-month period ended March 31, 2010 are included in Appendix A to this prospectus. Historical results are not necessarily indicative of future results.

Our pro forma financial statements for the three-month period ended March 31, 2010 illustrate the effect of the Transaction as if had been completed on January 1, 2009, including our acquisition of the Brookfield Place Interest. See “Pro Forma Financial Information of Brookfield Office Properties Canada” included in Appendix A to this prospectus.

Valuation of the Brookfield Place Interest

The independent committee established by the board of directors of BPP in connection with the Transaction engaged Macquarie Capital Markets Canada Ltd. (“Macquarie”) as its financial advisor by letter agreement dated as of October 20, 2009 (the “Engagement Agreement”). Macquarie prepared formal valuations of the BPP common shares, the trust units and the interest in Brookfield Place that we acquired.

Macquarie used primarily a discounted cash flow methodology for the valuation of the Brookfield Place Interest. In valuing the Brookfield Place Interest, Macquarie obtained and relied upon an independent third party appraisal from Altus Group Limited dated November 27, 2009. The valuations set forth Macquarie’s opinion that, based upon and subject to the assumptions and qualifications set forth therein, as at March 9, 2010, the fair market value of the Brookfield Place Interest is in the range of $834.1 to $870.7 million. The foregoing summary is qualified in its entirety by, and should be read in conjunction with, the valuation of the Brookfield Place Interest which is available on SEDAR at www.sedar.com.

Macquarie is a member of the Macquarie Group which is a diversified international provider of specialist investment, advisory, trading and financial services in select markets around the world with approximately $364 billion of total assets under management as of December 31, 2009. Macquarie is a member of the Investment Industry Regulatory Organization of Canada and a member of the TSX and the TSX Venture Exchange. The parent company of Macquarie, Macquarie Group Limited, is listed on the Australian Stock Exchange. The Macquarie Group operates in more than sixty offices in 28 countries. Macquarie’s advisory services include the areas of mergers, acquisitions, divestments, capital raisings, restructurings, project finance, structured finance, privatization and tailored strategic and financial advice, fairness opinions and valuations.

As of the date of the delivery its formal valuations, Macquarie confirmed to the board of directors of BPP that neither Macquarie, nor any of its associates or affiliates, was an insider, associate or affiliate (as those terms are defined the Securities Act (Ontario)) of BPP, BPO or any of their respective associates or affiliates. The formal valuation further provided that (i) other than the services provided under the Engagement Agreement, no member of the Macquarie Group has been engaged to provide any financial advisory services nor has any such member participated in any financing involving BPO, BPP or any of their respective associates or affiliates within the past two years other than (a) providing advice to the independent directors of Multiplex Prime Property Fund, a member of the Brookfield Multiplex Group, an Australian-based affiliate of BAM, in connection with a recapitalization transaction which was completed in 2009, (b) participating as a syndicate member only (and not as a lead, co-lead or manager) in five public offerings for BPO and certain of its affiliates, and (c) a member of the Macquarie Group acquired from a third-party lender a participation in a syndicated credit facility to Brookfield Multiplex Group and also acquired from a third party lender a mortgage loan on a Brookfield Multiplex Group building in Australia in which certain of the operations of the Macquarie Group are headquartered; and (ii) there were no understandings, agreements or commitments between Macquarie on the one hand and BPP and BPO on the other hand, or any of their or our respective associates or affiliates, with respect to any future business dealings.

PRIOR SALES

Since our formation, we have not issued any Units, except for 8,709,073 trust units issued to former common shareholders of BPP (other than BPO), and 11,588,734 trust units and 72,833,405 Class B LP Units issued to BPO pursuant to the Transaction on May 1, 2010. The trust units and Class B LP Units that were issued pursuant to the Transaction were valued at a price of $20.88 per Unit.

PRICE RANGE AND TRADING VOLUME

Following completion of the Transaction, our trust units began trading on the TSX. Our trust units are listed under the symbol “BOX.UN”. The following table sets forth, for the periods indicated, the market price ranges and trading volumes of our trust units on the TSX.

	High ($)	Low ($)	Volume
2010
May 5-31	20.25	18.25	106,406
June	20.74	18.31	46,390
July (to July 26)	19.75	18.65	58,572

The common shares of BPP were listed on the TSX under the symbol “BPP” until they were delisted on May 4, 2010 in connection with the Transaction. The following tables set forth, for the periods indicated, the market price ranges and trading volumes of the common shares on BPP on the TSX.

	High ($)	Low ($)	Volume
2009
July	12.00	11.18	42,660
August	15.08	11.91	279,252
September	17.66	14.00	323,622
October	16.68	12.84	515,763
November	18.00	14.62	82,518
December	20.66	16.77	48,426

2010
January	20.56	18.00	123,348
February	20.83	18.40	113,057
March	21.50	19.20	137,842
April	21.49	19.20	207,759
May 1-4	20.45	20.19	58,374

PROMOTER AND PRINCIPAL UNITHOLDER

BPP and BPO, acting in its capacity as manager of BPP, took the initiative in our founding and organization in connection with the Transaction and may therefore be considered promoters for the purposes of applicable securities legislation.

To the knowledge of our trustees and officers, the only person or corporation beneficially owning, directly or indirectly or exercising control or direction over, our voting securities carrying more than 10% of the votes attached to any class of our outstanding voting securities is BPO, which has advised us that it owns, beneficially, an aggregate equity interest in BOX of approximately 90.6%, consisting of 11,588,734 trust units (78.5% of the outstanding trust units) and 72,883,405 Class B LP Units (100% of the outstanding Class B LP Units), which are exchangeable for trust units on a one-for-one basis.

To the knowledge of our trustees and officers, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of BPO carrying more than 10% of the votes attached to any class of outstanding securities of BPO is BAM, which, directly and indirectly, owns 255,847,050 common shares and 13,796,870 Class A Redeemable Voting preferred shares as of July 27, 2010, being approximately 51.0% and 97.1%, respectively, of the outstanding shares of each such class. BAM is a global asset management company, focused on property, power and infrastructure assets and has over $100 billion of assets under management. BAM’s shares are listed on the NYSE and the TSX under the symbols “BAM” and “BAM.A”, respectively, and on Euronext under the symbol “BAMA”.

AUDITORS, TRANSFER AGENT AND REGISTRARS

Our auditors are Deloitte & Touche LLP, Chartered Accountants, Licensed Public Accountants, 181 Bay Street, Toronto, Ontario M5J 2V1. Deloitte & Touche LLP have served as the auditors of BPP since 1996 and as our auditors since our formation on March 19, 2010. Deloitte & Touche LLP is independent from us within the meaning of the Rules of Professional Conduct of the Province of Ontario.

The registrar and transfer agent of our trust units is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

LEGAL MATTERS

Certain matters of Canadian law relating to the securities will be passed upon for us by Torys LLP in Toronto, Ontario. As of July 27, 2010, the partners and associates of Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities or outstanding securities of any of our associates or affiliates.

Macquarie is named in this prospectus as having prepared the formal valuation of the Brookfield Place Interest in connection with the Transaction as described in “Significant Acquisition – Brookfield Place Interest – Valuation of Brookfield Place Interest”. To our knowledge, no registered or beneficial interest, direct or indirect, in any property of BPP or of one of its associates or affiliates: (i) was held by Macquarie or a “designated professional” (as such term is defined in item 16.2 of Form 51-102F2 – Annual Information Form) of Macquarie when Macquarie prepared the formal valuation; (ii) was received by Macquarie or a “designated professional” of Macquarie after Macquarie prepared the formal valuation; or (iii) is to be received by Macquarie. To our knowledge, the interest of Macquarie and each “designated professional” of Macquarie in trust units represents an aggregate equity interest in BOX of less than 1%.

AUDITORS’ CONSENT

We have read the prospectus of Brookfield Office Properties Canada (“BOX”) dated July 27, 2010 being filed to establish the eligibility of BOX to file a short form prospectus with the various securities commissions and similar regulatory authorities in Canada. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the Trustees of BOX on the combined balance sheets of the BPP Carve-Out Portfolio as at December 31, 2009 and 2008 and the combined statements of income and comprehensive income, equity in net assets and cash flows for each of the years in the two-year period ended December 31, 2009. Our report is dated June 25, 2010.

We also consent to the use in the above-mentioned prospectus of our report to the owner of Phase 2, Brookfield Place (Bay-Wellington Tower) (the “Property”) on the balance sheet of the Property as at December 31, 2009 and the statements of income and comprehensive income, changes in owner’s equity, and cash flows for the year then ended. Our report is dated June 11, 2010.

(signed) “Deloitte & Touche LLP”
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
July 27, 2010

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this prospectus:

“ACM” means asbestos-containing material;

“Asset Management Agreement” means the asset management agreement dated as of May 1, 2010 among BOX, Brookfield Office Properties Canada LP, BPO ManagementCo and BPO;

“Asset Management Services” has the meaning given to that term under the heading “Trustees and Management – Management Agreements – Asset Management Agreement”;

“BPL” means Brookfield Properties Limited, a corporation existing under the laws of Canada;

“BPO ManagementCo” means Brookfield Properties Management Corporation, a corporation existing under the laws of Canada;

“BPP Carve-Out Portfolio” means the portfolio of properties that was transferred from BPP to BOX in connection with the Transaction;

“Brookfield Place Interest” has the meaning given to that term under the heading “Brookfield Office Properties Canada – Background”;

“Brookfield Place Purchase Agreement” has the meaning given to that term under the heading “Material Contracts – Brookfield Place Purchase Agreement”;

“Canadian GAAP” means Canadian generally accepted accounting principles;

“Canadian Office Fund” has the meaning given to that term under the heading “Brookfield Office Properties Canada – Background – History”;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Class A LP Units” means Class A limited partnership units of Brookfield Office Properties Canada LP;

“Class B LP Units” means Class B limited partnership units of Brookfield Office Properties Canada LP;

“Declaration of Trust” has the meaning given to that term under the heading “Brookfield Office Properties Canada”;

“Deferred Trust Unit” has the meaning given to that term under the heading “Trustees and Management – Trustees of BOX – Remuneration of Trustees – Deferred Trust Units”;

“Deferred Trust Unit Plan” means our Deferred Trust Unit Plan for Non-Executive Trustees;

“Engagement Agreement” has the meaning given to that term under the heading “Significant Acquisition – Brookfield Place Interest – Valuation of the Brookfield Place Interest”;

“Exchange and Support Agreement” means the exchange and support agreement dated as of May 1, 2010 among BOX, Brookfield Office Properties Canada LP, BPP and certain subsidiaries of BPP, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;

“GAAP” means generally accepted accounting principles;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Limited Partnership Agreement” has the meaning given to that term under the heading “Structure of Brookfield Office Properties Canada”;

“Macquarie” means Macquarie Capital Markets Canada Ltd.;

“Management Agreements” means the Asset Management Agreement and the Property Management Agreement;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“Non-Resident” means any person that is neither a Resident Canadian nor a Canadian partnership for the purposes of the Tax Act;

“NYSE” means the New York Stock Exchange;

“PCBs” means polychlorinated biphenyls;

“Plans” means trusts governed by registered retirement savings plans, registered income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax free savings accounts, each as defined in the Tax Act;

“Property Management Agreement” means the property management agreement dated as of May 1, 2010 among BOX, Brookfield Office Properties Canada LP, BPO ManagementCo and BPO;

“Property Management Services” has the meaning given to that term under the heading “Trustees and Management – Management Agreements – Property Management Agreement”;

“Reimbursement Distribution Amount” has the meaning given to that term under the heading “Description of Brookfield Office Properties Canada LP – Distributions”;

“REIT Exception” means the exemption from the application of the SIFT Rules to trusts that, throughout a taxation year, meet certain specified criteria relating to the nature of their income and investments;

“Resident Canadian” means an individual who is a resident of Canada for purposes of the Tax Act;

“Selected Amount” has the meaning given to that term under the heading “Description of Brookfield Office Properties Canada LP – Distributions”;

“SIFT” means a specified investment flow through trust or partnership for purposes of the Tax Act;

“SIFT Rules” means the amendments to the Tax Act enacted on June 22, 2007 which modify the tax treatment of certain publicly traded trusts and partnerships that are SIFTs and their beneficiaries and partners;

“special voting units” means special voting units of BOX;

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

“Termination Date” has the meaning given to that term under the heading “Trustees and Management – Trustees of BOX – Remuneration of Trustees – Deferred Trust Units”;

“Transaction” has the meaning given to that term under the heading “Brookfield Office Properties Canada – Background”;

“trust units” means trust units of BOX;

“TSX” means the Toronto Stock Exchange;

“Units” means, collectively, trust units and Class B LP Units (including the corresponding special voting units); and

“unitholders” means, collectively, holders of Units.

APPENDIX A
FINANCIAL STATEMENTS

Index to Financial Statements

Historical Financial Statements of the BPP Carve-Out Portfolio

Management’s discussion and analysis of financial results and audited financial statements of the BPP Carve-Out Portfolio as at and for the year ended December 31, 2009	A-2

Management’s discussion and analysis of financial results and unaudited financial statements of the BPP Carve-Out Portfolio as at and for the three months ended March 31, 2010	A-41

Historical Financial Statements of the Brookfield Place Interest

Audited financial statements of the Brookfield Place Interest as at and for the year ended December 31, 2009	A-82

Unaudited financial statements of the Brookfield Place Interest as at and for the three months ended March 31, 2010	A-92

Pro Forma Financial Statements of Brookfield Office Properties Canada

Pro forma consolidated statement of income and comprehensive income of Brookfield Office Properties Canada for the year ended December 31, 2009	A-104

Unaudited pro forma consolidated balance sheet of Brookfield Office Properties Canada as at March 31, 2010 and   pro forma consolidated statement of  income and comprehensive income for the three months ended March 31, 2010
A-107

HISTORICAL FINANCIAL STATEMENTS OF THE BPP CARVE-OUT PORTFOLIO

Management’s discussion and analysis of financial results and audited financial statements of the BPP Carve-Out Portfolio as at and for the year ended December 31, 2009

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

PART II – FINANCIAL STATEMENT ANALYSIS

PART III – RISKS AND UNCERTAINTIES

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

PART V - BUSINESS ENVIRONMENT AND OUTLOOK

FORWARD-LOOKING STATEMENTS
This  report, particularly the “Business Environment and Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of the BPP Carve-out Portfolio (the “Entity”) and BPO Properties Ltd. (“BPO Properties” or “the Company”). In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance, or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information, because they involve assumptions, known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Entity to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the Entity’s properties, but not limited to; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Entity’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Entity with the securities regulators in Canada. The Entity undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

June 25, 2010

BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2009, includes material information up to June 25, 2010. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of Canadian dollars except per-share amounts. Amounts in U.S. dollars are identified as “US$.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of the BPP Carve-Out Portfolio (“the Entity”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the combined financial statements and appended notes, which have been prepared on a carved-out basis from the consolidated financial statements of BPO Properties Ltd. (“BPO Properties” or the “Company”). The combined financial statements have been prepared to account for the exclusion of certain assets and liabilities which have not been transferred to Brookfield Office Properties Canada, a real estate investment trust formed pursuant to the re-organization of the Company’s directly owned office assets effected on May 1, 2010. In our discussion of operating performance, we refer to net operating income and funds from operations on a total basis. Net operating income is defined as income from property operations after operating expenses have been deducted but prior to deducting financing, administration, depreciation and amortization, and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, depreciation and amortization, future income taxes, and certain other non-cash items. We use net operating income and funds from operations to assess the operating results of the Entity. Net operating income is an important measure in assessing operating performance, and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally do not depreciate in value systematically but fluctuate in value according to market conditions. We provide the components of net operating income and a full reconciliation from net income to funds from operations. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

OVERVIEW OF THE BUSINESS
We own and manage premier commercial office properties in select cities in Canada. At December 31, 2009, the book value of the Entity’s total assets was $1,795.1 million. During 2009, we generated $39.3 million of net income and $92.2 million of funds from operations.

FINANCIAL HIGHLIGHTS
The Entity’s financial results are as follows:

(Millions, except per-share amounts)	2009	2008
Results of operations
Net income	$39.3	$45.5
Funds from operations(1)	92.2	100.6

(Millions)	2009	2008
Balance sheet data
Total assets	$1,795.1	$1,761.7
Commercial properties	993.1	940.8
Commercial and development property debt	1,266.5	1,091.5
Equity in Net Assets	440.8	561.0
 (1) Excludes gains.

COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning and pro-actively managing premier properties in high-growth, and in many instances, supply-constrained markets with high barriers to entry, has created one of Canada’s most distinguished portfolios of office properties. Our commercial property portfolio consists of interests in 16 properties totaling 10.7 million square feet, including 1.7 million square feet of parking. Our development portfolio comprises one development site totaling 1.6 million square feet. Our primary markets are the financial and energy sectors in the cities of Toronto, Calgary and Vancouver. We intend to continue our strategy of concentrating operations within a select number of gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing initiatives;

•	Prudent capital management including the refinancing of mature properties; and

•	Acquiring high quality commercial properties in our primary markets for value when opportunities arise.

The following table summarizes our investment by market:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	Entity’s Owned Interest (000’s Sq. Ft.)	Book Value (Millions)	Book Value Per Sq. Ft.	Debt(1) (Millions)	Net Book Equity (Millions)
Toronto, Ontario	6	3,356	2,776	$336.2	$121	$650.8	$(314.6)
Calgary, Alberta	8	6,535	3,268	550.2	168	498.1	52.1
Vancouver, B.C.	1	853	853	105.9	124	117.6	(11.7)
Other	1	3	3	0.8	—	—	0.8
Commercial properties	16	10,747	6,900	993.1	144	1,266.5	(273.4)
Commercial developments	1	1,574	1,574
Total	17	12,321	8,474
(1) Includes $5.2 million of deferred financing costs

We have historically explored property-level joint-venture opportunities with strategic institutional partners and we plan to continue with this endeavor. Of our 16 properties, seven are wholly owned and nine are held in property-level joint-ventures or co-tenancies.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality particularly in these markets in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include Suncor Energy Inc., Imperial Oil, and Talisman Energy. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 7.5% of our leases mature annually over the next five years.

The following is a breakdown of lease maturities by region with associated expiring net rental rates:

Total Portfolio				Toronto, Ontario			Calgary, Alberta
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	88	1.0		43	1.5		10	0.2
2010	304	3.3	$28	124	4.3	$31	160	2.8	$27
2011	872	9.6	28	204	7.2	24	597	10.6	30
2012	854	9.4	26	426	14.9	25	366	6.5	29
2013	1,135	12.5	28	568	19.9	26	481	8.5	32
2014	241	2.7	31	135	4.8	27	99	1.8	37
2015	1,347	14.8	29	141	4.9	21	1,145	20.3	30
2016	993	10.9	27	222	7.8	23	746	13.2	28
2017 & beyond	3,246	35.8	29	987	34.7	21	2,034	36.1	35
Parking	1,667	—	—	505	—	—	898	—	—
Total	10,747	100.0		3,355	100.0		6,536	100.0
Average market net rent			$25			$24			$30

	Vancouver, B.C.			Other
			Net Rent			Net Rent
	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	35	5.9		—	—
2010	20	3.4	$22	—	—	$—
2011	71	12.1	24	—	—	—
2012	62	10.5	22	—	—	—
2013	84	14.3	22	2	66.7	32
2014	7	1.2	29	—	—	—
2015	61	10.4	24	—	—	—
2016	25	4.2	22	—	—	—
2017 & beyond	224	38.0	11	1	33.3	28
Parking	264	—	—	—	—	—
	853	100.0		3	100.0
Average market net rent			$26			$27

(1) Net rent at expiration of lease

COMMERCIAL DEVELOPMENT
We hold interests in  1.6 million square feet of high-quality, centrally located development site, which is at various stages of planning and construction. We will seek to monetize this  site through development only when our risk-adjusted return hurdles are met and when pre-leasing targets with one or more lead tenants have been achieved. We currently have one project under development that is outlined in this MD&A.

The following table summarizes our commercial development project at December 31, 2009:

		Number of	Number of		Total
	Location	Properties	Sites	Ownership	Sq. Ft.
Toronto, Ontario
Bay Adelaide Centre	Bay and Adelaide Streets	1	1	100%	1,574,000

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:

•	Net income;

•	Net operating income;

•	Funds from operations;

•	Overall indebtedness level;

•	Weighted-average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, net operating income, and funds from operations. Although net income is calculated in accordance with GAAP, net operating income and funds from operations are both non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income and a full reconciliation from net income to funds from operations.

Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the Entity.

Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted but prior to deducting financing, administration, depreciation and amortization, and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior-year dispositions and acquisitions.

Funds From Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, depreciation and amortization, future income taxes, and certain other non-cash items.  We believe that funds from operations is the most relevant measure to analyze real estate as commercial properties generally do not depreciate in value systematically, but fluctuate in value according to market conditions. We believe that funds from operations, net operating income, and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with Canadian GAAP and should not be considered as an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income. A reconciliation is not provided to cash flow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income, and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE
Our total asset book value was $1,795.1 million at December 31, 2009 (compared to $1,761.9 million on December 31, 2008). The following is a summary of our assets:

(Millions)	2009	2008
Commercial properties	$993.1	$940.8
Commercial developments	588.9	550.7
Loans receivable	85.0	150.6
Intangible assets	4.4	5.7
Tenant receivables and other assets	74.8	60.3
Future income tax asset	—	0.2
Cash and cash equivalents	48.9	53.6
Total	$1,795.1	$1,761.9

COMMERCIAL PROPERTIES
The book value of our commercial properties was $993.1 million at December 31, 2009 (compared to $940.8 million on December 31, 2008). The increase in commercial properties is primarily attributable to the transition of Bankers Court from a commercial development to a commercial property, offset by depreciation and amortization during the year ended December 31, 2009. There were no commercial properties held for sale at December 31, 2009. The consolidated carrying value of our properties is approximately $143 per square foot, significantly less than the estimated replacement cost of these assets.

A breakdown of our commercial properties by region is as follows:

		Entity’s	Book Value	Book Value
	Total Area	Owned Interest	2009	2008
Region	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Toronto, Ontario	3,356	2,776	$336.2	$337.7
Calgary, Alberta	6,535	3,268	550.2	492.4
Vancouver, B.C.	853	853	105.9	109.9
Other	3	3	0.8	0.8
Total	10,747	6,900	$993.1	$940.8

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to these capital expenditures, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred and recovered through rental payments. Expenditures for tenant installation costs for the year ended December 31, 2009, totaled $13.7  million (compared to $11.7 million in 2008). The increase was a result of tenant installation costs incurred on the lease-up of space, primarily at Hudson’s Bay Centre, Queen’s Quay Terminal and Suncor Energy Centre.

Tenant installation costs are summarized as follows:

(Millions)	2009	2008
Leasing commissions	$3.3	$4.6
Tenant improvements	10.4	7.1
Total	$13.7	$11.7

We also invest in ongoing maintenance and capital-improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2009, totaled $10.5 million (compared to $16.2 million in 2008). These expenditures exclude repairs and maintenance costs, which are recovered through contractual tenant cost-recovery payments.

Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to maintain or extend the service life of an asset.

The details of our capital expenditures are summarized as follows:

(Millions)	2009	2008
Revenue-enhancing	$8.5	$13.3
Non-revenue-enhancing	2.0	2.9
Total	$10.5	$16.2

COMMERCIAL DEVELOPMENTS
The details of the commercial developments portfolio and related book values are as follows:

		Sq. Ft. Currently
(Millions, except square feet)	Buildable Sq. Ft.	In active development	2009	2008
Active developments
Bay Adelaide Centre, Toronto	2,600,000	1,574,000	$588.9	$500.3
Bankers Court, Calgary(1)	—	—	—	50.4
Total	2,600,000	1,574,000	$588.9	$550.7
(1) Bankers Court was transferred from commercial developments to commercial properties on August 1, 2009

Commercial developments consist of commercial property development sites, density rights, and related infrastructure. The total book value of this development land and infrastructure was $588.9 million at December 31, 2009, an increase of $38.2 million from $550.7 million at December 31, 2008. The increase is a result of the ongoing active construction at Bay Adelaide Centre in Toronto, offset by the transition of Bankers Court to commercial properties during the third quarter of 2009. The following is a brief description of our construction activities during the year:

•
Bay Adelaide Centre in Toronto represents our only development project. Ground-breaking on Phase I of this project took place in July of 2006 and the opening took place in September of 2009. The new 51-storey office tower, represents approximately  1.6 million square feet and is 74% leased. Construction activities on Phase I have increased the book value of this site by $88.6 million since December 31, 2008.

•
Bankers Court was transitioned into commercial properties on August 1, 2009 with a book value of $61.2 million. The building which is 100% occupied had all of its tenants move in during the third quarter.

The details of development expenditures are as follows:

(Millions)	2009	2008
Construction costs	$47.7	$198.8
Interest capitalized	20.0	18.8
Net operating income capitalized	(3.0)	(2.6)
Property taxes and other	21.6	17.1
Tenant improvements	13.1	—
Total	$99.4	$232.1

LOANS RECEIVABLE
Loans receivable decreased to $85.0 million at December 31, 2009, compared to $150.6 million at December 31, 2008. The decrease is primarily a result of the following transactions during the year:

(i) the repayment in the first quarter from our parent company, Brookfield Properties Corporation (“BPO”), of the $125.0 million on-demand deposit that was issued in the second quarter of 2008;

(ii) the full loan receivable repayment in the second quarter (at par value plus accrued interest) of $23.2 million (repaid in U.S. dollars of US$20.9 million); and

(iii) the issuance of a new $85.0 million on-demand deposit during the fourth quarter to BPO.

The on-demand deposit of $85.0 million outstanding as at December 31, 2009, earns interest at the bank overnight lending rate plus 100 basis points.

INTANGIBLE ASSETS

Pursuant to Emerging Issues Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or a Business Combination,” an enterprise that acquires real estate should allocate a portion of the purchase price to in-place operating leases based on their fair value that the enterprise acquires in connection with the real estate property. We assess the fair value of acquired intangible assets and liabilities, including tenant improvements, above- and below-market in-place operating leases, origination costs, and other identified intangible assets and assumed liabilities. Net intangible assets decreased to $4.4 million at December 31, 2009, from $5.7 million at December 31, 2008, primarily due to amortization during the year ended December 31, 2009. Approximately $1.6 million of fully amortized intangible assets and their corresponding accumulated amortization were written off during the year ended December 31, 2009.

The components of intangible assets are as follows:

(Millions)	2009	2008
Intangible assets
Lease-origination costs	$6.9	$8.2
Tenant relationships	1.0	1.3
Above-market in-place operating leases	—	—
	7.9	9.5
Less accumulated amortization
Lease-originations costs	(3.2)	(3.3)
Tenant relationships	(0.3)	(0.5)
Above-market in-place operating leases	—	—
Total	$4.4	$5.7

TENANT RECEIVABLES AND OTHER ASSETS
Tenant receivables and other assets increased to $74.8 million at December 31, 2009, from $60.3 million at December 31, 2008, primarily due to the increase in restricted cash as well as tenant and other receivables as a result of the timing of accrued receivables. Restricted cash includes cash as collateral against letters of credit issued for performance under certain contracts and cash reserved for certain revenue-enhancing capital projects.

The components of tenant receivables and other assets are as follows:

(Millions)	2009	2008
Tenant and other receivables	$43.2	$37.0
Straight-line rent receivable	16.8	16.1
Prepaid expenses and other assets	14.0	6.2
Restricted cash	0.8	1.0
Total	$74.8	$60.3

CASH AND CASH EQUIVALENTS
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to changes in market conditions and to potential investment opportunities.

At December 31, 2009, cash balances were $48.9 million (compared to $53.6 million at December 31, 2008). The change in cash balances is primarily due to funds generated from our operating and financing activities as well as changes in our on-demand deposit with BPO; offset by development expenditures and dividend payments, including the special dividend payment of $140.2 million, during the year. At December 31, 2009, the Entity had $2.7 million of cash placed in term deposits.

LIABILITIES AND EQUITY IN NET ASSETS
Our asset base of $1,795.1 million is financed with a combination of debt and common equity. The components of our liabilities and equity in net assets are as follows:

(Millions)	2009	2008
Liabilities
Commercial and development property debt	$1,266.5	$1,091.5
Intangible liabilities	2.3	5.4
Accounts payable and other liabilities	82.0	104.0
Future income tax liabilities	3.5	—

Equity in Net Assets	440.8	561.0
Total	$1,795.1	$1,761.9

COMMERCIAL AND DEVELOPMENT PROPERTY DEBT
Commercial and development property debt totaled $1,266.5 million at December 31, 2009 (compared to $1,091.5 million at December 31, 2008). The increase is primarily attributed to the up-financing of Suncor Energy Centre of $70.0 million and additional advances on the development loans of Bay Adelaide Centre in Toronto and Bankers Court in Calgary. The details of the financing transactions completed in 2009 are as follows:

					Net Proceeds
(Millions)			New Proceeds	Repayments	Generated For BPO(2)	Interest Rate (%)	Mortgage Details	Maturity
Suncor Energy Centre(1)	Q2	New financing	220.0	(150.0)	70.0	6.38%	Limited recourse	June 2014

(1) This loan includes a $35.0 million unsecured loan from an affiliate of the property’s joint-venture partner

(2) Excludes financing costs

Commercial and development property debt at December 31, 2009, had a weighted-average interest rate of 4.8%. The majority of our debt on our commercial properties are recourse only to specific properties, thereby reducing overall financial risk to the Entity. Excluding the floating rate debt on Bay Adelaide Centre and Bankers Court, at December 31, 2009, our average term to maturity of our commercial property debt was three years, compared to our average lease term of eight years.  We will continue to make efforts to match the maturity of our commercial and development property debt portfolio with the average lease term of our properties.

The tight credit supplies currently available in the credit markets continue to pose a significant challenge to property owners and managers. However, in spite of these conditions, we have had success in refinancing over $220 million of commercial property debt throughout 2009, at our ownership ($370 million on a 100% basis). We believe completing this financing in this tough credit environment is a validation of our strategy of owning high-quality assets in Canada’s top markets. With respect to the 2010 year, the Entity has debt totaling $44.4 million maturing, representing 3.4% of the Entity’s total debt outstanding at December 31, 2009. Management expects these debts to be refinanced in the normal course of business. The Entity also has development debt at Bay Adelaide Centre of $386.7 million, which has two one-year extension options at maturity, and the criteria to exercise the first option to 2011 has been met at December 31, 2009. Subsequent to the year end, the Entity extended the maturity of the construction loan at Bay Adelaide Centre for one year. The loan bears interest at Bankers Acceptance plus 135 basis points and matures in July 2011. A second one-year option is available upon achieving certain leasing criteria.

The details of commercial and development property debt at December 31, 2009, are as follows:

		Interest Rate	Maturity	The Entity’s Consolidated Share
Commercial Property	Location	%	Date	(Millions)	Mortgage Details
Bay Adelaide Centre(1)(4)	Toronto	1.8	July 2010	$386.7	Limited recourse- variable rate
Bankers Court	Calgary	1.9	October 2010	44.4	Non-recourse - variable rate
Queen's Quay Terminal	Toronto	7.3	March 2011	33.0	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	7.6	August 2011	69.4	Non-recourse - fixed rate
Exchange Tower	Toronto	6.8	April 2012	59.4	Non-recourse - fixed rate
Royal Centre	Vancouver	5.0	May 2012	118.1	Non-recourse - fixed rate
HSBC Building	Toronto	8.2	October 2012	22.1	Non-recourse - fixed rate
105 Adelaide	Toronto	5.3	February 2013	22.3	Non-recourse - fixed rate
Hudson's Bay Centre(3)(5)	Toronto	5.2	May 2013	110.0	Limited recourse - fixed rate
Bankers Hall	Calgary	6.7	November 2013	11.0	Non-recourse - fixed rate
Bankers Hall	Calgary	7.2	November 2013	157.5	Non-recourse - fixed rate
Suncor Energy Centre(2)	Calgary	6.4	June 2014	218.2	Limited recourse - fixed rate
20-22 Front St.	Toronto	6.2	October 2020	19.6	Non-recourse - fixed rate
Debt before premiums and deferred financing costs		4.8		1,271.7
Deferred financing costs				(5.2)
Total				$1,266.5

(1) This loan has limited recourse to the Entity for up to $60.0 million

(2) This loan includes a $35.0 million unsecured loan from an affiliate of the property’s joint-venture partner

(3) This loan has limited recourse to the Entity for up to $15.0 million

(4) Two one-year extension options available at maturity. The criteria to extend the first option to 2011 has been met as at December 31, 2009

(5)Two-year extension option that extends the maturity to May 2015 is available to the Entity provided that certain debt service and loan-to-value thresholds are met

Commercial and development property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Dec. 31, 2009
2010	$16.9	$430.3	$447.2	1.8%
2011	17.4	97.3	114.7	7.5%
2012	13.8	185.6	199.4	5.9%
2013	9.7	276.8	286.5	6.3%
2014	2.6	198.7	201.3	6.4%
2015 and thereafter	3.4	14.0	17.4	6.2%
Total	$63.8	$1,202.7	$1,266.5	4.8%

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period

(Millions)	Total	1 - 3 Years	4 - 5 Years	After 5 Years
Commercial and development property debt	$1,266.5	$761.3	$487.8	$17.4
Interest expense - commercial and development property debt(1)	174.4	134.8	33.9	5.7
Minimum rental payments - ground leases(2)	343.8	11.2	7.4	325.2
	$1,748.7	$907.3	$529.1	$348.3
(1) Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest rates
(2) Represents payments, on an undiscounted basis, on land leases or other agreements

GUARANTEES AND CONTINGENT OBLIGATIONS
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 15 to the consolidated financial statements.

INTANGIBLE LIABILITIES
Intangible liabilities are below-market in-place operating leases assumed on acquisitions, net of related accumulated amortization. Net intangible liabilities decreased to $2.3 million at December 31, 2009, from $5.4 million at December 31, 2008, primarily due to amortization during the year ended December 31, 2009. Approximately $1.2 million of fully amortized intangible liabilities and their corresponding accumulated amortization were written off during the year ended December 31, 2009.

The composition of intangible liabilities is as follows:

(Millions)	2009	2008
Intangible liabilities
Below-market in-place operating leases	$16.5	$17.7
Less accumulated amortization	(14.2)	(12.3)
Total	$2.3	$5.4

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $82.0 million at December 31, 2009 (compared to $104.0 million on December 31, 2008). The decrease is primarily related to the release of construction holdbacks following the completion of our two development projects, Bay Adelaide Centre in Toronto and Bankers Court in Calgary.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	2009	2008
Accounts payable and accrued liabilities	$77.8	$100.6
Accrued interest	4.2	3.4
Total	$82.0	$104.0

INCOME TAXES
At December 31, 2009, we had net future income tax liabilities of $3.5 million (compared to a future income tax asset of $0.2 million on December 31, 2008). The increase of $3.7 million is due an increase in taxable temporary differences.

The components of future income tax liabilities are as follows:

(Millions)	2009	2008
Future income tax liabilities (asset) related to differences between tax and book basis	$3.5	$(0.2)
Total	$3.5	$(0.2)

Income tax expense is calculated as follows:

(Millions)	2009	2008
Income tax expense at the Canadian federal and provincial substantively enacted income tax rate of 32.0% (2008 – 32.0%)	$18.6	$21.2
Increase (decrease) in income tax expense due to the following:
Change in statutory tax rates	(0.1)	—
Total	$18.5	$21.2

The major components of income tax expense include the following:

(Millions)	2009	2008
Current tax expense	$14.8	$15.9
Future tax expense	3.7	5.3
Total	$18.5	$21.2

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	fund those capital expenditures deemed mandatory, including tenant improvements; and

•	fund investing activities which could include:

▪	discretionary capital expenditures; and

▪	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cash flows generated from operating and financing activities, as well as proceeds from new joint venture opportunities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our credit facilities and refinancings, including upward refinancings of maturing indebtedness are our principal sources of capital used to pay operating expenses, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and by controlling operating expenses. We believe our revenue along with proceeds from financing activities will continue to provide the necessary funds for our short-term liquidity needs. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, potential acquisitions, and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operations; and

•	refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to the Entity. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle, and so enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consist of cash and cash equivalents. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

At December 31, 2009, we had approximately $133.9 million of liquidity consisting of $48.9 million of cash and an $85.0 million on-demand deposit with BPO.

OPERATING RESULTS

Net Income
Our net income for the year ended December 31, 2009, was $39.3 million compared to $45.5 million in 2008.

The net decrease from the year ended December 31, 2008, to the year ended December 31, 2009, is largely a result of the following:

•
a $11.0 million decrease in investment and other income primarily due to lower interest income from the repayment of a $125.0 million on-demand deposit with our parent company BPO during the first quarter of 2009 and the loan receivable repayment of $23.2 million (repaid in U.S. dollars of US$20.9 million) during the second quarter of 2009;

•	a $0.2 million increase in interest expense primarily due to up-financing at Suncor Energy Centre of $220.0 million; offset by
•	a $5.5 million increase in commercial property net operating income primarily due to continued growth in operating income and the transition of Bankers Court to commercial properties; and
•	a $2.7 million decrease in income tax expense, primarily due to lower earnings before taxes.

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

(Millions)	2009	2008
Commercial properties
Revenue	$264.0	$258.8
Expenses	120.3	120.6
	143.7	138.2
Investment and other income	2.7	13.7
	146.4	151.9
Expenses
Interest expense	42.5	39.8
General and administrative expenses	11.7	11.5
	92.2	100.6
Depreciation and amortization	34.4	33.9
Income taxes	18.5	21.2
Net income and comprehensive income	$39.3	$45.5

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Millions)	2009	2008
Net income	$39.3	$45.5
Depreciation and amortization	34.4	33.9
Future income taxes	18.5	21.2
Funds from operations	$92.2	$100.6

Funds from operations decreased to $92.2 million during the year ended December 31, 2009 (compared to $100.6 million in 2008). The decrease during the year is primarily due to a decrease in investment and other income and inclusion of estimated current income tax expense in funds from operations this year, offset by an increase in commercial net operating income.

REVENUE
The components of revenue are as follows:

(Millions)	2009	2008
Commercial property revenue	$264.0	$258.8
Investment and other income	2.7	13.7
Total	$266.7	$272.5

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $143.7 million in 2009 (compared to $138.2 million in 2008). The components of commercial property net operating income from continuing operations are as follows:

(Millions)	2009	2008
Revenue from continuing operations	$264.0	$258.8
Operating expenses	120.3	120.6
Total	$143.7	$138.2

(Millions)	2009	2008
Net operating income – same property	$141.4	$138.2
Net operating income – development transferred to commercial property	2.3	—
Total	$143.7	$138.2

Our strategy of owning and proactively managing premier properties in high-growth, and in many instances, supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business, however, considering the severity of the global economic slowdown, we are at risk that major tenants are succumbing to financial pressures and are no longer having a need for all of their space, leading to increased supply through sublets or tenant defaults. To date, we have not been materially impacted by those financial institutions and professional service firms that have filed for bankruptcy or dissolved in recent months. We continue to reduce our lease expiry profile for the upcoming years and continue to have in-place net rents below market rents across most of our portfolio, which will continue to add stability to our results going forward.

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs, property taxes and fee income. Revenue from commercial properties totaled $264.0 million during 2009 (compared to $258.8 million in 2008).

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses, were $120.3 million in 2009 (compared to $120.6 million in 2008).

Substantially all of our leases are net leases in which the lessee is required to pay its proportionate share of the property's operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property net operating income. Our total portfolio occupancy rate remained stable at 99.0% at December 31, 2009, compared to 99.3% at December 31, 2008. At December 31, 2009, average in-place net rent throughout the portfolio was $25 per square foot, compared to $23 per square foot at December 31, 2008.

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as of December 31, 2009:

	Total Area	Avg. Lease Term	Avg. In-Place Net Rent	Avg. Market Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario	3,356	5	$23	$24
Calgary, Alberta	6,535	9	26	30
Vancouver, B.C.	853	9	17	26
Other	3	7	29	27
Total(1)	10,747	8	$25	$25

(1) Excludes developments

A summary of current and historical occupancy levels at December 31 for the past two years is as follows:

	2009		2008
	Total Area	%	Total Area	%
	(000’s Sq. Ft.)	Leased	(000’s Sq. Ft.)	Leased
Toronto, Ontario	3,356	98.5	3,357	98.5
Calgary, Alberta	6,535	99.8	6,327	100.0
Vancouver, B.C.	853	94.1	853	96.9
Other	3	100.0	3	100.0
Total(1)	10,747	99.0	10,540	99.3

(1) Excludes developments

During 2009, we leased  843,000 square feet of space. This included 792,000 square feet of new leasing and renewals, and 81,000 square feet of development leasing, compared to expiries of 402,000 square feet and accelerated expiries of 416,000 square feet. For the year ended December 31, 2009, the average leasing net rent is $24, which is an increase of 20% over the average expiring net rent of $20.

The details of our leasing activity for 2009 are as follows:

	Dec. 31, 2008		Activities during the year ended Dec. 31, 2009						Dec. 31, 2009
				Average		Year One(2)	Average(3)
	Total			Expiring		Leasing	Leasing	Acq.	Total
(000’s Sq. Ft.)	Area(1)	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Area(1)	Leased
Toronto, Ontario	3,357	2,808	(510)	$17	509	$18	$18	—	3,356	2,807
Calgary, Alberta	6,327	5,637	(259)	26	251	37	37	(2)	6,535	5,627
Vancouver, B.C.	853	571	(49)	20	32	28	28	—	853	554
Other	3	3	—	—	—	—	—	—	3	3
Total(1)	10,540	9,019	(818)	$20	792	$24	$24	(2)	10,747	8,991
Development Pre-leasing					81
Total Leasing					873

(1) Excludes developments
(2) Represents net rent in the first year
(3) Represents average net rent over lease term

INVESTMENT AND OTHER INCOME
investment and other income totaled $2.7 million in 2009 (compared to $13.7 million in 2008). The decrease primarily relates to a decrease in interest income due to the repayment of a $125.0 million on-demand deposit with our parent company BPO during the first quarter of 2009, the loan receivable repayment of $23.2 million (repaid in U.S. dollars of US$20.9 million) during the second quarter of 2009, and loan investment income from a residential joint-venture business.

INTEREST EXPENSE
Interest expense was $42.5 million in 2009 (compared to $39.8 million in 2008). The increase is due to an increase in interest expense relating to our up-financing of a fixed-rate debt at Suncor Energy Centre.

DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation and amortization expense includes amortization of the value of buildings over their useful lives and the accelerated amortization of lease-origination and tenant-relationship costs over the average life of the lease portfolio. Depreciation and amortization expense for the year ended December 31, 2009, was $34.4 million (compared to $33.9 million in 2008).

PART III – RISKS AND UNCERTAINTIES

The Entity’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more ensured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Entity against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations.

PROPERTY-RELATED RISKS
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease rollovers also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” of this MD&A for further details.

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio to match the average lease term of our properties. We believe that this strategy will most effectively manage interest rate risk.

We  have an ongoing obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us, or on any terms at all. Our strategy is to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 34% of our outstanding commercial and development property debt at December 31, 2009, is floating-rate debt (December 31, 2008 – 42%) and subject to fluctuations in interest rates. The effect of a 100-basis-point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense, net of taxes, of $3.0 million on an annual basis. In addition, we have $85.0 million (compared to $125.0 million on December 31, 2008) of our loan receivable balances at December 31, 2009, subject to variable interest rates. The effect of a 100-basis-point decrease in interest rates on interest income relating to our variable-rate loan receivable, all else being equal, is a decrease in interest income, net of taxes, of $0.6 million on an annual basis. The analysis does not reflect the impact a changing interest rate environment could have on our overall performance, and as a result, it does not reflect the actions management may take in such an environment.

We currently estimate our level of indebtedness to be less than 50% of the fair market value of our properties. This level of indebtedness is considered by the Entity to be conservative and, based on this, the Entity believes that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 11.3% of total leasable area or 33.1% of tenant receivables.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings. Additional discussion of this strategy is discussed on this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

		Year of	000's	% of	Credit
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)
Rated
Suncor Energy Inc.	Calgary	2028	1,015	11.3	BBB+
Imperial Oil	Calgary	2016	717	8.0	AAA
Talisman Energy	Calgary	2015	539	6.0	BBB
RBC Financial Group	Toronto, Calgary, Vancouver	2024	438	4.9	AA-
Canadian Natural Resources	Calgary	2011	305	3.4	BBB
CIBC	Toronto, Calgary	2034	281	3.1	A+
Enbridge Inc.	Calgary	2015	255	2.8	A-
EnCana Corporation	Calgary	2014	241	2.7	BBB+
Government of Canada	Various	2013	184	2.0	AAA
Lombard Insurance	Toronto	2012	144	1.6	A-
Westcoast Energy	Calgary, Vancouver	2013	132	1.5	BBB+
National Bank of Canada	Toronto	2013	121	1.3	A
HSBC Of Canada	Toronto	2011	109	1.2	AA
Other investment-grade	Various	Various	470	5.2	BBB- or higher
			4,951	55.0%	BBB- or higher
The Hudson's Bay Company	Toronto	2019	209
Toronto Stock Exchange	Toronto	2018	179
Bennett Jones	Toronto, Calgary	2015	161
Compton Petroleum Corporation	Calgary	2019	151
Crescent Point Resources	Calgary	2020	140
Fraser Milner Casgrain	Toronto, Calgary	2016	103
Citco (Canada) Inc.	Toronto	2018	99
PriceWaterhouse Coopers	Calgary	2015	95
Precision Drilling Corp.	Calgary	2011	93
Other government agencies	Various	Various	152
Total			6,333	70.4%

(1) Weighted average based on square feet
(2) Prior to considering partnership interests in partially owned properties and excludes parking
(3) From Standard & Poor's, Moody’s, or Dominion Bond Rating Service

Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.

LEASE ROLLOVER RISK
Lease rollover risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. As at December 31, 2009, approximately 7.5% of our leases mature annually over the next five years (the majority of which is in 2013), with a weighted-average lease life of eight years.

We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2009:

	Currently								2017
(000's Sq. Ft.)	Available	2010	2011	2012	2013	2014	2015	2016	& Beyond	Leasable	Parking	Total
Toronto, Ontario	43	124	204	426	568	135	141	222	987	2,850	505	3,355
Calgary, Alberta	10	160	597	366	481	99	1,145	746	2,034	5,638	898	6,536
Vancouver, B.C	35	20	71	62	84	7	61	25	224	589	264	853
Other	—	—	—	—	2	—	—	—	1	3	—	3
Total	88	304	872	854	1,135	241	1,347	993	3,246	9,080	1,667	10,747
% of total	1.0%	3.3%	9.6%	9.4%	12.5%	2.7%	14.8%	10.9%	35.8%	100.0%		100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state, and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material noncompliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition, or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2010 likely will not provide the same level of increases in rental rates on renewals as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we continue to be in a state of recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents, particularly in Calgary and Toronto.

The Company maintains insurance on behalf of the Entity. The Company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood and earthquake). The Company’s all risk policy limit is $1.5 billion per occurrence. The Company’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible, which is the greater of 3% of the value of the property insured or $250,000. This earthquake deductible applies to British Columbia only. All other locations in Canada have a flat $100,000 deductible for earthquakes.  The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 combined for all coverages.

The Company has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business interruption costs. The Company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Company.

DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments from time to time, primarily to manage financial risks, including interest rate, commodity, and foreign-exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective in offsetting an identified risk. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability, or anticipated transaction to which they relate.

Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk-management policies and approved limits.

As of December 31, 2009, our use of derivative financial instruments was limited to forward gas contracts. Unrealized gains and losses, representing the fair value of such contracts, are determined in reference to the appropriate forward rate for each contract at December 31, 2009, and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the consolidated balance sheet.

The Company has entered into fixed gas-purchase contracts with a third party gas supplier, which covers the period November 1, 2009, to October 31, 2010. As of December 31, 2009, the remaining commitment for the Entity to purchase gas for its facilities was $1.0 million.

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk-management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification, and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign-exchange rates and gas prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item.

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES
We adopted the following new accounting policies, none of which individually or collectively had a material impact on our combined financial statements, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”), or Emerging Issues Committee Abstracts (“EIC”).

Goodwill and Intangible Assets
Effective January 1, 2009, the Entity adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets,” and 3450, “Research and Development Costs.” Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Standards concerning goodwill are unchanged from those included in the previous Section 3062. In addition, various changes have been made to other sections of the CICA Handbook for consistency purposes. As a result of the related amendments to Section 1000, “Financial Statement Concepts,” any expenses deferred pursuant to previously existing “matching” concepts and which do not otherwise meet the definition of an asset, are no longer eligible for capitalization as an asset. The Entity adopted the new standards relating to Section 3064 on January 1, 2009, retrospectively.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the EIC issued Abstract No. 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. EIC 173 is applicable to the annual consolidated financial statements for the year-ended December 31, 2009. The adoption of EIC 173 did not have a material impact on the Entity’s consolidated financial statements.

Financial Instruments
In June 2009, the CICA issued amendments to Section 3862, “Financial Instruments – Disclosures,” and Section 3863, “Financial Instruments – Presentation,” effective for the Entity’s December 31, 2009, financial statements. Specifically, the Entity will classify and disclose financial statements presented at fair value on the balance sheets based on a three-level fair value hierarchy that distinguishes between market value data obtained from independent sources and the Entity’s own assumptions about market value: Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities; Level 2 – Valuations based on quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data; and Level 3 – Valuation techniques for which any significant inputs are not based on observable market data. The Sections have also been amended to require additional liquidity risk disclosures.

Also in June 2009, the CICA issued amendments to Section 3855, “Financial Instruments – Recognition and Measurement,” effective for the Entity’s December 31, 2009, financial statements.  The amendments clarified Section 3855 with respect to the effective interest method, reclassification of financial instruments with embedded derivatives and eliminated the distinction between debt securities and other debt instruments and changed the categories to which debt instruments are required or are permitted to be classified.

These amendments did not have a significant impact on the combined financial statements.

FUTURE ACCOUNTING POLICY CHANGES
Business Combinations and Consolidated Financial Statements
In January 2009, the CICA issued two new accounting standards, Section 1582, “Business Combinations,” and Section 1601, “Consolidated Financial Statements.” Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital.  This new standard will be applicable for acquisitions completed on or after November 1, 2011, although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011.

Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date and must be adopted concurrently with Section 1582.

USE OF ESTIMATES
The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amounts and net realizable values, the allocation of the purchase prices to components of commercial properties and businesses acquired, the useful lives for depreciation and amortization, the Entity’s ability to utilize tax losses and the rates at which those losses will be realized, the effectiveness of hedges, and fair value of financial instruments for disclosure purposes.

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in Note 1 to our combined financial statements.

Property Acquisitions
Upon acquisition of rental properties, we determine the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, above- and below-market in-place operating leases, origination costs related to acquired in-place leases, other identified intangible assets, and assumed liabilities and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings at depreciated replacement cost. We assess and consider fair values based on estimated cash flow projections that utilize appropriate discount rates, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market conditions. We also consider an allocation of purchase price to other acquired intangibles, including acquired in-place leases that may have intangible value with regard to the customer relationship, including (but not limited to) the nature and extent of the existing relationship with the tenant, the tenant’s credit quality, and expectations of renewals. We record acquired above- and below-market in-place operating leases at their fair values, using a discount rate that reflects the risks associated with the leases acquired. The fair values are equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease, and (2) management’s estimate of fair-market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the leases for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. Recorded amounts for in-place lease-origination values are based on our evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during expected lease-up periods considering current market conditions and costs to execute similar leases. Building is stated at a depreciated replacement cost.

The cost of buildings and improvements includes the purchase price of property, legal fees, and other acquisition costs.

Depreciation and amortization on rental properties is based on the allocation of the acquisition cost to land, building, tenant improvements, and intangibles and their estimated useful lives, based on management’s estimates. The allocation of the acquisition cost and the determination of the estimated useful lives of the components significantly affect the computation of depreciation and amortization recorded over future periods and, accordingly, net income.

Our lease agreements generally provide for payments by the landlord to the tenant in the form of tenant improvement allowances, which are amounts paid by the Entity pursuant to such lease provisions and are characterized as either the purchase of tenant improvements owned by the landlord, or tenant inducements. When the payment is determined to be for tenant improvements owned by the Entity, then the improvements are accounted for as an addition to commercial properties and depreciated over their estimated useful lives. If the Entity determines that it is not the owner of the tenant improvements, then the property subject to the lease is the unimproved space and any payments made to the tenant under the lease are treated as tenant inducements, which reduce revenue over the term of the lease.

Depreciation
We apply the straight-line method of depreciation. Under this method, depreciation is charged to income on a straight-line basis over the remaining estimated useful life of the property. A significant portion of the acquisition cost of each property is allocated to building. The allocation of the acquisition cost to building and the determination of the useful life are based upon management’s estimates. In the event the allocation to building is inappropriate or the estimated useful life of buildings proves incorrect, the computation of depreciation will not be appropriately reflected over future periods.

Impairment of Assets
We review the long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates a potential impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is based in part on assumptions regarding future occupancy, rental rates, and capital requirements that could differ materially from actual results in future periods.

There were no impairments recorded for the years ended December 31, 2009, and December 31, 2008.

Revenue Recognition
Base rental revenue, representing the total amount of contractual rent to be received from a lease, is reported on a straight-line basis over the term of each lease. Revenue recognition under a lease begins when the tenant takes possession of, or controls, the physical use of the property subject to the lease. Generally, this occurs on the lease commencement date or, where we are required to make additions to the property in the form of tenant improvements, upon substantial completion of those improvements. A free-rent or straight-line rent receivable is recorded for rental income recognized in excess of rent payments actually received pursuant to the terms of the individual lease agreements. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status.

In accordance with EIC 140, we also recognize rental revenue of acquired in-place above- and below-market leases at their fair value over the terms of the respective leases.

Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes, and other recoverable costs, are recognized as revenue in the period the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with EIC Abstract No. 123, “Reporting Revenue Gross as a Principal versus Net as an Agent,” which requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, having discretion in selecting suppliers and taking credit risk.

Revenue and expenses related to commercial developments are recognized in income when the development is substantially complete. This is also the point at which the property is reclassified from commercial developments to commercial properties. The Entity considers a commercial development to be substantially complete upon the earlier of attaining an occupancy that results in break-even income after debt servicing or the expiration of a reasonable maximum period of time, but no later than two years after substantial completion of the building. Prior to substantial completion, revenues and expenses related to commercial developments are capitalized to the property. To the extent a development or redevelopment property is leased and the tenant begins to occupy the space as construction is substantially complete in phases, we would recognize revenue and expenses in accordance with those respective phases.

Fair Value of Financial Instruments
The fair values of commercial and development property debt are calculated based on the discount spread between the future contractual interest payments and future interest payments on mortgage debt based on a current market rate. In determining the current market rate, market spread is added to the quoted yields on federal government bonds with similar maturity dates similar to debt in place. Because valuations of the financial instruments are based on these types of estimates, the fair values of financial instruments may change if the estimates do not prove to be accurate.

The fair values of derivative instruments are calculated using generally accepted pricing models.

Tax
In accordance with Canadian GAAP, we use the liability method of accounting for future income taxes and provide for future income taxes for all significant income-tax temporary differences.

Preparation of the financial statements requires an estimate of income taxes in the jurisdictions in which we operate. The process involves an estimate of our actual current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes
.
These differences result in future tax assets and liabilities, which are included in our balance sheet. An assessment must also be made to determine the likelihood that our future tax assets will be recovered from future taxable income. To the extent that recovery is not considered more likely than not, a valuation allowance must be provided.

Judgment is required in determining the provision for income taxes, future income tax assets and liabilities, and any related valuation allowance. To the extent a valuation allowance is created or revised, current-period earnings will be affected. Judgment is required to assess tax interpretations, regulations, and legislation, which are continually changing, to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.

RELATED-PARTY TRANSACTIONS
In the normal course of operations, the Entity enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the combined financial statements.

Included in operating expenses during the year ended December 31, 2009, are property management fees in the amount of $7.4 million (compared to $6.9 million during the year ended December 31, 2008), payable to Brookfield Properties Management Company (“BPMC”).

Included in general and administrative expenses during the year ended December 31, 2009, are Administrative and Regulatory Compliance Service fees payable to BPMC in the amount of $3.0 million, which is consistent with the same period for the prior year, and asset management fees in the amount of $5.7 million (compared to $5.5 million during the year ended December 31, 2008), payable to BPMC.

Included in loans receivable at December 31, 2009, is a $85.0 million (compared to $125.0 million on December 31, 2008) on-demand deposit placed with BPO. During the first quarter of 2009, BPO repaid the $125.0 million on-demand deposit and during the fourth quarter of 2009, a new $85.0 million on-demand deposit was placed with BPO. For the year ended December 31, 2009, interest income of $0.3 million was recorded on these deposits (compared to $7.0 million in 2008).

Included in rental revenues during the year ended December 31, 2009, are amounts received from BAM and its affiliates of $0.3 million (compared to $0.4 million in 2008). In addition, the Entity has certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.

PART V – BUSINESS ENVIRONMENT AND OUTLOOK

OPERATING ENVIRONMENT AND OUTLOOK
The consequences of the downturn in the economy, including a rise in unemployment, a drop in consumer and business confidence and spending, and nearly non-existent debt markets, had an adverse impact on the real estate industry through the first half of the year. Leasing demand in most of our markets tempered and vacancy rates began to rise, which put downward pressure on rents and economic fundamentals. However, the second half of the year started to show signs of improvement as leasing activity accelerated and leasing economics stabilized. Despite increasing vacancy across our markets, our portfolio ended the year at 99.0% occupied, which speaks to the high quality of our properties and tenants relative to others. With only 3.3% of the space within our portfolio scheduled to come off lease in 2010, our strong tenant lease profile, low vacancies, low lease roll-over exposure and rental rates in most properties substantially below current market rates, we have a high level of confidence that we can achieve our operating targets in 2010.

We remain committed to commercial property development and redevelopment opportunities in these current market conditions. Any new development will have to provide appropriate risk-adjusted returns, have substantial pre-lease commitments and be financeable before we would be willing to proceed.

Looking longer term, with a solid platform consisting of a strong balance sheet, a well-leased portfolio with below-market net rents, a 1.6 million square foot development and redevelopment pipeline and financial flexibility, the Entity is well-positioned to continue to deliver on its commitments to shareholders.

DISCLOSURE CONTROLS AND PROCEDURES
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators National Instrument 52-109) as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures as of December 31, 2009, are effective in providing reasonable assurance that material information relating to the Entity and our consolidated subsidiaries would be made known to us by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management of the Entity is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management assessed both the design and operating effectiveness of the Entity’s internal control over financial reporting as at December 31, 2009, based on criteria established by the COSO control framework and National Instrument 52-109. Based on this assessment, management believes that, as at December 31, 2009, the Entity’s internal control over financial reporting is effective.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management took appropriate steps that enabled it to conclude that during the fiscal year ended December 31, 2009, no changes were made to internal controls over financial reporting that would have materially affected or would be reasonably considered to materially affect these controls.

Bryan Davis
Senior Vice President and Chief Financial Officer
June 11, 2010

Auditors’ Report

To the Trustees of Brookfield Office Properties Canada

We have audited the combined balance sheets of the BPP Carve-Out Portfolio as at December 31, 2009 and 2008 and the combined statements of income and comprehensive income, equity in net assets and cash flows for the years then ended. These combined financial statements are the responsibility of the management of Brookfield Office Properties Canada. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the BPP Carve-Out Portfolio as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto,	Canada Chartered Accountants
June 25, 2010	Licensed Public Accountants

BPP Carve-Out Portfolio
Combined Balance Sheets

December 31 (Millions)	Notes	2009	2008
Assets
Commercial properties	5	$993.1	$940.8
Commercial developments	6	588.9	550.7
Loans receivable	7	85.0	150.6
Intangible assets	8	4.4	5.7
Tenant receivables and other assets	9	74.8	60.3
Future income tax asset	14	—	0.2
Cash and cash equivalents	10	48.9	53.6
		$1,795.1	$1,761.9
Liabilities
Commercial and development property debt	11	$1,266.5	$1,091.5
Intangible liabilities	12	2.3	5.4
Accounts payable and other liabilities	13	82.0	104.0
Future income tax liabilities	14	3.5	—

Equity in net assets		440.8	561.0
		$1,795.1	$1,761.9

See accompanying notes to the combined financial statements

BPP Carve-Out Portfolio
Combined Statements of Income and Comprehensive Income

December 31 (Millions)	Notes	2009	2008
Commercial Property Operations
Revenue		$264.0	$258.8
Operating expenses		120.3	131.6
		143.7	138.2
Investment and other income		2.7	13.7
		146.4	151.9
Expenses
Interest	11	42.5	39.8
General and administrative		11.7	11.5
		92.2	100.6
Depreciation and amortization		34.4	33.9
Income taxes	14	18.5	21.2
Net income and comprehensive income		$39.3	$45.5

See accompanying notes to the combined financial statements

BPP Carve-Out Portfolio
Combined Statements of Equity in Net Assets
See accompanying notes to the combined financial statements

December 31 (Millions)	2009	2008
Equity in net assets, beginning of year	$561.0	$676.3
Net income	39.3	45.5
Distributions paid	(165.7)	(223.6)
Other net contributions	6.2	62.8

Equity in net assets, end of year	$440.8	$561.0

BPP Carve-Out Portfolio
Combined Statements of Cash Flows

December 31 (Millions)	Notes	2009	2008
Operating activities
Net income		$39.3	$45.5
Add (deduct):
Depreciation and amortization		34.4	33.9
Future income taxes		3.7	4.8
Amortization of intangible operating leases		(3.1)	(4.7)
Amortization of deferred financing costs		4.1	3.7
Loan receivable - foreign exchange		2.4	(4.7)
Working capital		(36.5)	(2.4)
Cash flows provided by operating activities		44.3	76.1

Investing activities
Development expenditures		(99.4)	(232.1)
Capital expenditures		(24.2)	(27.9)
Advances to related parties	7	(85.0)	(125.0)
Repayments from related parties	7	125.0	220.3
Loans receivable – collections		23.2	41.8
Cash flows used in investing activities		(60.4)	(122.9)

Financing activities
Commercial and development property debt amortization		(14.0)	(12.1)
Commercial and development property debt repayments		(150.0)	(358.9)
Commercial and development property debt arranged		334.9	599.5
Distributions paid		(165.7)	(223.6)
Other net contributions		6.2	62.8
Cash flows provided by financing activities		11.4	67.7
(Decrease) increase in cash and cash equivalents		(4.7)	20.9
Cash and cash equivalents, beginning of year		53.6	32.7
Cash and cash equivalents, end of year		$48.9	$53.6
 See accompanying notes to the combined financial statements and supplemental cash flow information in note 18

BPP Carve-Out Portfolio
Notes to the Combined Financial Statements

NOTE 1: BASIS OF PRESENTATION
These combined financial statements, prepared in accordance with Canadian generally accepted accounting principles, represent a carve-out (the “BPP Carve-Out Portfolio” or the “Entity”) from the consolidated financial statements of BPO Properties Ltd. (the “Company”) reflecting the assets, liabilities, operations and cash flows which have been transferred to Brookfield Office Properties Canada, a real estate investment trust formed on May 1, 2010.

The BPP Carve-out Portfolio is a combined statement of assets, liabilities operations and cash flows relating to the Company’s interests in the following properties: Exchange Tower, Hudson’s Bay Centre, Queens Quay Terminal, 105 Adelaide St. West, HSBC Building, 22 Front St. West and Bay Adelaide Centre West in Toronto, Ontario; Bankers Hall, Bankers Court, Suncor Energy Centre and Fifth Avenue Place in Calgary, Alberta; and Royal Centre in Vancouver, British Columbia. The combined financial statements of the Entity do not include certain corporate expenses of the Company.

As the Entity itself is an unincorporated entity, these combined financial statements reflect the equity in the net assets of the BPP Carve-Out Portfolio rather than shareholder’s equity. In addition, even though the BPP Carve-Out Portfolio is not a taxable legal entity, current and deferred income taxes have been provided in these combined financial statements as if it were. Where necessary, estimates have been used to allocate certain expenses of the Company, such as general and administrative expenses, to the Entity.

Due to the inherent limitations of carving out net assets and activities from larger entities, these combined financial statements may not necessarily reflect the BPP Carve-out Portfolio’s financial position, results of operations, and cash flows for future periods, nor do they reflect the financial position, results of operations, and cash flows that would have been realized had the BPP Carve-out Portfolio been a stand-alone entity during the periods presented.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES
The following are the significant accounting policies applied in the preparation of the combined financial statements of the Entity:

 (a) Properties
(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the Entity allocates the purchase price to the components of the commercial properties acquired. The amount allocated to land is based on its estimated fair value; buildings and existing tenant improvements are recorded at depreciated replacement cost; the values of above- and below-market in-place operating leases are determined based on the present value of the difference between the rents payable under the contractual terms of the leases and estimated market rents; lease-origination costs for in-place operating leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided net costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal. Direct acquisition fees and costs, which exclude general and administrative costs, are capitalized until the acquisition is completed, or the acquisition is abandoned and the costs are written off.

Depreciation on buildings is provided on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Depreciation on buildings is recorded in depreciation and amortization expense.

Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. For commercial properties, an impairment loss is recognized when an asset group’s carrying value exceeds its undiscounted future net cash flow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cash flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(ii)	Commercial developments
Commercial developments consist of properties for which a major repositioning program is being conducted and properties that are under construction. These properties are recorded at cost, including predevelopment expenditures. For commercial developments, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cash flow.

Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cash flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(b) Capitalized costs
Costs capitalized to commercial developments include all direct and directly attributable expenditures incurred in connection with the acquisition, to the extent that such costs are incremental to a specific acquisition, development, construction, and initial predetermined leasing period. Costs directly attributable to commercial developments include interest and salaries and benefits for employees directly associated with the development projects, such as architects, engineers, designers, and development project managers. Ancillary income relating specifically to such properties during the development period is treated as a reduction of capitalized costs.

(c) Leasing costs
Leasing costs include the following:

(i)
Tenant improvements, in which lease agreements generally provide for payments by the landlord to the tenant in the form of tenant improvement allowances, are amounts paid by the Entity pursuant to such lease provisions and are characterized as either the purchase of tenant improvements owned by the landlord or as tenant inducements. When the payment is determined to be for tenant improvements owned by the Entity, the improvements are accounted for as an addition to commercial properties and depreciated over their estimated useful life. If the Entity determines that it is not the owner of the tenant improvements, any payments made to the tenant under the lease are treated as tenant inducements, which are amortized to revenues over the term of the lease on a straight-line basis; and

(ii)
Leasing fees, which include third-party brokerage fees and legal costs incurred in the successful negotiation of leases. These fees are amortized on a straight-line basis over the term of the applicable lease to amortization expense. The unamortized balance is included in commercial properties.

(d) Intangible assets and liabilities
Intangible assets and liabilities include the value of above- and below-market in-place operating leases, lease-origination costs, tenant relationships, and above-market ground-lease obligations. Intangible assets and liabilities are stated at historic cost less accumulated amortization and impairment charges, if any.

The values of above- and below-market in-place operating leases are amortized on a straight-line basis to commercial properties revenue over the remaining term of the associated lease. Lease-origination costs are amortized on a straight-line basis to amortization expense over the remaining term of the applicable lease. The value of tenant relationships is amortized on a straight-line basis to amortization expense over the remaining term of the lease plus an estimated renewal term. In the event that a tenant vacates the leased space prior to the contractual termination of the lease or does not exercise its renewal and no rental payments are being made on the lease, any unamortized balance of the related intangible will be expensed.

(e) Revenue recognition – commercial properties
The Entity has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease begins when the tenant takes possession of, or controls, the physical use of the property subject to the lease. Generally, this occurs on the lease commencement date or, where the Entity is required to make additions to the property in the form of tenant improvements, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue and expenses related to commercial developments are recognized in income when the development is substantially complete. This is also the point at which the property is reclassified from commercial developments to commercial properties. The Entity considers a commercial development to be substantially complete upon the earlier of attaining an occupancy that results in break-even income after debt servicing or the expiration of a reasonable maximum period of time, but no later than one year after substantial completion of the building. Prior to substantial completion, revenues and expenses related to commercial developments are capitalized to the property.

(f) Income taxes
The Entity accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.

(g) Reporting currency and foreign currency translation
The financial statements have been presented in Canadian dollars as the Entity’s principal investments and cash flow are influenced primarily by the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted-average rate in effect for the period presented.

(h) Use of estimates
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires estimates and assumptions that affect the carried amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amounts and fair values, the allocation of the purchase prices to components of commercial properties and businesses acquired, the useful lives and residual value for depreciation and amortization, the Entity’s ability to utilize tax losses and the rates at which those losses and timing differences will be realized, the selection of discount and capitalization rates used to fair value assets, the effectiveness of hedges, and the fair value of financial instruments for disclosure purposes.

(i) Financial instruments and derivatives
Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition in the consolidated balance sheets. Measurement subsequent to initial recognition depends on the financial instrument’s classification, which is determined by the purpose for which the instrument was acquired or issued, the instrument’s characteristics and the Entity’s designation of the instrument. Financial instruments are classified as held for trading, available-for-sale, held to maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities classified as held for trading are measured at fair value with changes in those fair values recognized in net income. Financial assets and liabilities classified as held to maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction costs, using the effective-interest method. The Entity includes transaction costs associated with the origination of interest-bearing financial assets and liabilities as a component of the initial carrying amount of the instrument. Available-for-sale financial assets are measured at fair value with changes therein, together with foreign currency translation gains and losses, recognized in Other Comprehensive Income (“OCI”). The Entity did not hold any financial instruments that are classified as available-for-sale as at December 31, 2009 and 2008.

Derivative instruments are recorded on the combined balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and that are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in an effective cash flow hedge.

The Entity presents financial assets on the combined balance sheets in tenant receivables and other assets, loans receivable, and cash and cash equivalents. Non-derivative financial assets presented in tenant receivables and other assets and loans receivable are classified as loans and receivables and are carried at amortized cost. Derivatives and embedded derivatives with a favourable fair value to the Entity are presented in tenant and other receivables and loans receivable at fair value. Cash and cash equivalents are classified as held for trading and measured at fair value at the balance sheet date.

The Entity presents financial liabilities in commercial and development property debt, and accounts payable and other liabilities. All of the Entity’s non-derivative financial liabilities are classified as other liabilities and measured at amortized cost following the effective-interest method.  Derivatives and embedded derivatives with an unfavourable fair value to the Entity are presented in accounts payable and other liabilities at fair value.

The Entity utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign-exchange risks. The use of derivative contracts is governed by documented risk-management policies and approved limits.

The Entity applies hedge accounting to derivative financial instruments in cash flow hedging relationships. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedged or hedging item is sold or terminated.

In cash flow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in Accumulated Other Comprehensive Income (“AOCI”) are reclassified to net income in the periods when the variability in the cash flows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or terminated or when it is determined a hedged forecasted transaction is no longer probable.

Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in net income in the period the changes occur. Realized and unrealized gains and losses on other derivatives not designated as hedges are recorded in interest and other income.

(j) Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

NOTE 3: CHANGES IN ACCOUNTING POLICIES
Goodwill and Intangible Assets
Effective January 1, 2009, the Entity adopted the Canadian Institute of Charted Accountants (the “CICA”) Handbook Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaced Sections 3062, “Goodwill and Other Intangible Assets,” and 3450, “Research and Development Costs.” Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Standards concerning goodwill are unchanged from those included in the previous Section 3062. In addition, various changes have been made to other sections of the CICA Handbook for consistency purposes. As a result of the related amendments to Section 1000, “Financial Statement Concepts,” any expenses deferred pursuant to previously existing “matching” concepts and which do not otherwise meet the definition of an asset, are no longer eligible for capitalization as an asset. The Entity adopted the new standards relating to Section 3064 on January 1, 2009, retrospectively.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the EIC issued Abstract No. 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. EIC 173 is applicable to the financial statements for the year ended December 31, 2009.  The adoption of EIC 173 did not have a material impact on the Entity’s combined financial statements.

Financial Instruments
In June 2009, the CICA issued amendments to Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation,” effective for the Entity’s December 31, 2009, financial statements. Specifically, the Entity will classify and disclose financial instruments presented at fair value on the balance sheets based on a three-level fair value hierarchy that distinguishes between market value data obtained from independent sources and the Entity’s own assumptions about market value: Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities; Level 2 – Valuations based on quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data; and Level 3 – Valuation techniques for which any significant inputs are not based on observable market data. The Sections have also been amended to require additional liquidity risk disclosures.

Also in June 2009, the CICA issued amendments to Section 3855, “Financial Instruments – Recognition and Measurement,” effective for the Entity’s December 31, 2009 financial statements.  The amendments clarified Section 3855 with respect to the effective-interest method, reclassification of financial instruments with embedded derivatives and eliminated the distinction between debt securities and other debt instruments and changed the categories to which debt instruments are required or are permitted to be classified.

These amendments did not have a significant impact on the combined financial statements.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES
Business Combinations  and Consolidated Financial Statements
In January 2009, the CICA issued two new accounting standards, Section 1582, “Business Combinations” and Section 1601, “Consolidated Financial Statements.” Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital.  This new standard will be applicable for acquisitions completed on or after November 1, 2011, although adoption in 2010 is permitted to facilitate the transition to International Financial Reporting Standards (“IFRS”) in 2011.

Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date and must be adopted concurrently with Section 1582.

NOTE 5: COMMERCIAL PROPERTIES

A breakdown of commercial properties is as follows:

(Millions)	2009	2008
Commercial properties
Land	$101.5	$96.0
Building and improvements	1,107.9	1,040.7
Total commercial properties	1,209.4	1,136.7
Less: accumulated depreciation	(216.3)	(195.9)
Total	$993.1	$940.8

(a) At December 31, 2009, commercial properties with a net book value of approximately $269.7 million (compared to $273.7 million on December 31, 2008) are situated on land held under leases or other agreements largely expiring after the year 2115. Minimum rental payments in respect of ground leases related to commercial real estate properties are approximately $3.7 million annually for the next five years and $343.8 million in total on an undiscounted basis.

(b) Depreciation on commercial properties for the year ended December 31, 2009 was $33.1 million (compared to $31.2 million in 2008).

(c) During the year ended December 31, 2009, approximately $12.7 million of fully depreciated building and improvements and the corresponding accumulated depreciation were written off.

(d) The following amounts represent the Entity’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of incorporated and unincorporated joint-ventures and partnerships, reflected in the Entity’s combined financial statements:

(Millions)	2009	2008
Assets	$655.4	$655.8
Liabilities	550.2	510.1
Operating revenues	164.3	159.5
Operating expenses	68.4	70.4
Net income(1)	46.9	41.8
Cash flows provided by operating activities	69.4	53.9
Cash flows provided by financing activities	32.7	46.9
Cash flows used in investing activities	(22.5)	(35.4)

(1) Income taxes are not reflected here as they are recorded at the corporate level

NOTE 6: COMMERCIAL DEVELOPMENTS
The Entity capitalizes development costs, interest, net operating income, tenant improvements and property taxes and other to commercial developments. At December 31, 2009, commercial developments had a book value of $588.9 million (compared to $550.7 million on December 31, 2008). During 2009, the Entity capitalized costs totaling $99.4 million (compared to $232.1 million in 2008). Included in this amount is $47.7 million of construction and related costs (compared to $198.8 million in 2008), $20.0 million of interest capitalized (compared to $18.8 million in 2008), $13.1 million of tenant improvements (compared to $nil in 2008), $21.6 million of property taxes and other (compared to $17.1 million in 2008); offset by $3.0 million of net operating income capitalized (compared to $2.6 million in 2008) for the year ended December 31, 2009. Bankers Court development was transitioned from a commercial development to a commercial property on August 1, 2009, at a book value of $61.2 million.

NOTE 7: LOANS RECEIVABLE
The components of loans receivable are as follows:

(Millions)	2009	2008
Loans receivable	$85.0	$150.5
Accrued interest	—	0.1
Total	$85.0	$150.6

At December 31, 2009, an unsecured on-demand deposit of $85.0 million (December 31, 2008 - $125.0 million) was outstanding with the Company’s parent, Brookfield Properties Corporation (“BPO”). This deposit bears interest at the bank overnight lending rate plus 100 basis points. In the first quarter of 2009, BPO repaid the $125.0 million on-demand deposit that was issued in the second quarter of 2008, and a new $85.0 million on-demand deposit was placed with BPO during December 2009. During the year ended December 31, 2009, interest income of $0.3 million was recorded on these deposits (compared to $7.0 million in 2008).

During the second quarter of 2009, a loan receivable (at par value plus accrued interest) of $23.2 million (December 31, 2008 – $25.5 million) was repaid in U.S. dollars of US$20.9 million. The Entity also recorded a gain on settlement of its quarterly hedge resulting in a gain of $1.5 million in the second quarter, which offset the weakening of the U.S. dollar since December 31, 2008. During the year ended December 31, 2009, interest income related to this loan of $1.2 million was recorded (compared to $2.6 million during 2008).

Credit risk related to loans receivable arises from the possibility that borrowers may default on the repayment of their loans. Because the Entity invests in loans and mortgages from time to time, credit risks arise in the event that borrowers default on the repayment of their loans and mortgages to the Entity.

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The Entity utilizes derivative financial instruments primarily to manage these risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability, or anticipated transaction to which they relate arise. The effect of a 100-basis-point decrease in interest rates, all else being equal, is a decrease in interest income, net of taxes, of $0.6 million on an annual basis.

NOTE 8: INTANGIBLE ASSETS
Intangible assets are lease origination costs, tenant relationships and above-market in-place operating leases assumed on acquisitions, net of related accumulated amortization. The components of intangible assets are as follows:

(Millions)	2009	2008
Intangible assets
Lease-origination costs	$6.9	$8.2
Tenant relationships	1.0	1.3
	7.9	9.5
Less accumulated amortization
Lease-origination costs	(3.2)	(3.3)
Tenant relationships	(0.3)	(0.5)
Total	$4.4	$5.7

Amortization on intangible assets for the year ended December 31, 2009 was $1.3 million (compared to $2.6 million during the year ended December 31, 2008). Approximately $1.6 million of fully amortized intangible assets and the corresponding accumulated amortization were written off during the year ended December 31, 2009 (compared to $2.0 million during 2008).

NOTE 9: TENANT RECEIVABLES AND OTHER ASSETS
The breakdown of tenant receivables and other assets are as follows:

(Millions)	2009	2008
Tenant and other receivables	$43.2	$37.0
Straight-line rent receivable	16.8	16.1
Prepaid expenses and other assets	14.0	6.2
Restricted cash	0.8	1.0
Total	$74.8	$60.3

These receivables are generally short-term receivables of a trade nature. The carrying value of tenant and other receivables approximates fair value due to their short-term nature.

During the year ended December 31, 2009, the Entity recorded $0.1 million (compared to $0.5 million on December 31, 2008) as a reserve against uncollectible tenant and other receivables.

As of December 31, 2009, approximately $0.1 million of the Entity’s balance of tenant and other receivables is over 90 days due (compared to approximately $0.5 million on December 31, 2008).

Credit risk related to tenant and other receivables, including straight-line rent receivable, arises from the possibility that tenants may be unable to fulfill their lease commitments. The Entity mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. Currently, no one tenant represents more than 11.3% of total leasable area and 33.1% of tenant receivables. This risk is further mitigated by signing long-term leases with tenants who have investment-grade credit ratings. Over the next three years, the Entity has a lease expiry profile of 3% in 2010, 10% in 2011 and 9% in 2012.

Cash and deposits are considered restricted when they are subject to contingent rights of third parties. As of December 31, 2009, restricted cash was $0.8 million (compared to $1.0 million on December 31, 2008).

NOTE 10: CASH AND CASH EQUIVALENTS
For the year ended December 31, 2009, interest income of $0.8  million was recorded on cash and cash equivalents (compared to $2.3 million in 2008). Cash and cash equivalents invested in overnight term deposits earned an average interest rate of 0.6% during the year. At December 31, 2009, the Entity had $2.7 million of cash placed in term deposits (December 31, 2008 - $nil).

NOTE 11: COMMERCIAL AND DEVELOPMENT PROPERTY DEBT
Commercial and development property debt totaling $1,232.1 million at December 31, 2009, (compared to $1,091.5 million at December 31, 2008) is secured by commercial properties and developments, and $34.4 million at December 31, 2009, (compared to $nil at December 31, 2008) is not secured.

Commercial and development property debt maturities and scheduled principal repayments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate (%) at
(Millions, except interest rate data)	Amortization	Maturities	Total	Dec. 31, 2009
2010	$16.9	$430.3	$447.2	1.8%
2011	17.4	97.3	114.7	7.5%
2012	13.8	185.6	199.4	5.9%
2013	9.7	276.8	286.5	6.3%
2014	2.6	198.7	201.3	6.4%
2015 and thereafter	3.4	14.0	17.4	6.2%
Total	$63.8	$1,202.7	$1,266.5	4.8%

The weighted-average interest rate at December 31, 2009 was 4.8% (compared to 5.4% on December 31, 2008). The details and terms of the financing transactions completed in 2009 are as follows:

					Net Proceeds
(Millions)			New Proceeds	Repayments	Generated For BPO(2)	Interest Rate (%)	Mortgage Details	Maturity
Suncor Energy Centre(1)	Q2	New financing	$220.0	$(150.0)	$70.0	6.38%	Limited recourse	June 2014

(1) This loan includes a $35.0 million unsecured loan from an affiliate of the property’s joint-venture partner

(2) Excludes financing costs

Included in commercial and development property debt at December 31, 2009, is $5.2 million of net deferred financing costs (compared to $7.0 million on December 31, 2008).

For the year ended December 31, 2009, interest expense of $42.5 million (compared to $39.8 million in 2008) was incurred on commercial and development property debt, of which $20.0 million (compared to $18.8 million in 2008) was capitalized to commercial developments.

Approximately 34% of the Entity’s outstanding commercial and development property debt at December 31, 2009 is floating-rate debt (compared to 42% on December 31, 2008). The effect of a 100-basis-point increase in interest rates relating to floating rate debt, all else being equal, is an increase in interest expense, net of taxes, of $3.0 million on an annual basis.

The fair value of commercial and development property debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As of December 31, 2009, the fair value of commercial and development property debt exceeds the principal loan value of these obligations by $35.8 million (compared to an excess of $26.7 million on December 31, 2008).

Interest rate risk arises when the fair value or future cash flows of commercial and development property debt fluctuate because of changes in market interest rates. Financing risk arises when lenders will not refinance maturing debt on terms and conditions acceptable to the Entity, or on any terms at all. The Entity attempts to stagger the maturities of its borrowings as well as obtain fixed-rate debt as the means of managing interest rate risk. The Entity has an ongoing obligation to access debt markets to refinance maturing debt as it comes due. The Entity’s strategy to stagger its borrowing maturities also helps to mitigate the Entity’s exposure to excessive amounts of debt maturing in any one year. With respect to the 2010 year, the Entity has debt totaling $44.4 million maturing, representing 3.4% of the Entity’s total debt outstanding at December 31, 2009. The Entity also has development debt at Bay Adelaide Centre of $386.7 million which has two one-year extension options at maturity, and the criteria to exercise the first option to 2011 has been met at December 31, 2009.

NOTE 12: INTANGIBLE LIABILITIES
Included in intangible liabilities are below-market tenant leases assumed on acquisitions, net of related accumulated amortization. The components of intangible liabilities are as follows:

(Millions)	2009	2008
Intangible liabilities
Below-market in-place operating leases	$16.5	$17.7
Less accumulated amortization	(14.2)	(12.3)
Total	$2.3	$5.4

Amortization on intangible liabilities for the year ended December 31, 2009, was $3.0 million (compared to $4.8 million during the year ended December 31, 2008). Approximately $1.2 million of fully amortized intangible liabilities and the corresponding accumulated amortization were written off during the year ended December 31, 2009 (compared to $nil million during 2008).

NOTE 13: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the Entity’s accounts payable and other liabilities are as follows:

(Millions)	2009	2008
Accounts payable and accrued liabilities	$77.8	$100.6
Accrued interest	4.2	3.4
Total	$82.0	$104.0

These payables are generally short-term payables of a trade nature. The carrying value of accounts payable and other liabilities approximates fair value due to their short-term nature.

NOTE 14: INCOME TAXES
Future income tax liabilities consist of the following:

(Millions)	2009	2008
Future income tax assets related to operating and capital losses	$—	$(0.2)
Future income tax liabilities related to differences between tax and book basis	3.5	—
Total	$3.5	$(0.2)

Income tax expense is calculated as follows:

(Millions)	2009	2008
Income tax expense at the Canadian federal and provincial substantively enacted income tax rate of 32.0% (2008 – 32.0%)	$18.6	$21.2
Increase (decrease) in income tax expense due to the following:
Change in statutory tax rates	(0.1)	—
Total	$18.5	$21.2

The major components of income tax expense include the following:

(Millions)	2009	2008
Current tax expense	$14.8	$15.9
Future tax expense	3.7	5.3
Total	$18.5	$21.2

NOTE 15: GUARANTEES, CONTINGENCIES, AND OTHER
(a) In the normal course of operations, the Entity executes agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

 (b) The Entity has entered into fixed gas-purchase contracts with a third-party gas supplier, which cover the period November 1, 2009, to October 31, 2010. As of December 31, 2009, the remaining commitment for the Entity to purchase gas for its facilities was $1.0 million.

(c) The Entity currently has guaranteed up to $60.0 million of a $420.0 million credit facility related to construction financing for the Bay Adelaide Centre.

(d) The Entity currently has limited recourse liability of up to $15.0 million related to the Hudson’s Bay Centre debt and $35.0 million related to the Suncor Energy Centre debt.

(e) The Entity is contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against the Entity related to security on a defaulted loan. At this time, the estimated contingent liability related to litigation and claims currently being pursued against the Entity is not determinable.

(f) The Company maintains insurance on behalf of the Entity. The Company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood and earthquake). The Company all risk policy limit is $1.5 billion per occurrence. The Company’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible, which is the greater of 3% of the value of the property insured or $250,000. This earthquake deductible applies to British Columbia only. All other locations in Canada have a flat $100,000 deductible for earthquakes.  The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 combined for all coverages.

The Company has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business interruption costs. The Company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Entity.

(g) The Entity has also agreed to indemnify the directors and certain officers and employees of the Company. The nature of substantially all of the indemnification undertakings prevent the Entity from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the Entity nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

NOTE 16: SEGMENTED INFORMATION
The Entity has only one business segment: the ownership, development and management of commercial properties.

NOTE 17: RELATED-PARTY TRANSACTIONS
In the normal course of operations, the Entity enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.

Included in operating expenses during the year ended December 31, 2009, are property management fees in the amount of $7.4 million (compared to $6.9 million during the year ended December 31, 2008), payable to Brookfield Properties Management Company (“BPMC”).

Included in general and administrative expenses during the year ended December 31, 2009, are Administrative and Regulatory Compliance Service fees payable to BPMC in the amount of $3.0 million, which is consistent with the same period for the prior year, and asset management fees in the amount of $5.7 million (compared to $5.5 million during the year ended December 31, 2008), payable to BPMC.

Included in loans receivable at December 31, 2009 is a $85.0 million (compared to $125.0 million on December 31, 2008) unsecured on-demand deposit placed with BPO. During the first quarter of 2009, BPO repaid the original $125.0 million on-demand deposit and during the fourth quarter of 2009, a new $85.0 million unsecured on-demand deposit was placed with BPO. For the year ended December 31, 2009, interest income of $0.3 million was recorded on these deposits (compared to $7.0 million in 2008). These amounts have been included in loans and investment income.

Included in rental revenues during the year ended December 31, 2009 are amounts received from Brookfield Asset Management Inc. (“BAM”) and its affiliates of $0.3 million (compared to $0.4 million in 2008). In addition, the Entity has certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.

NOTE 18: OTHER INFORMATION
Supplemental cash flow information

(Millions)	2009	2008
Cash interest paid	$57.9	$47.5
Cash taxes paid	$14.8	$15.9

NOTE 19: SUBSEQUENT EVENTS
Subsequent to the year end, Brookfield Office Properties Canada acquired BPO’s interest in Brookfield Place for a purchase price of approximately $866 million. The purchase price was satisfied by the payment of approximately $15 million in cash, forgiveness of a loan receivable of $85.0 million, the assumption of debt valued at approximately $342 million and the issuance of Class B LP Units of Brookfield Office Properties Canada LP for the balance.

Management’s discussion and analysis of financial results and unaudited financial statements of the BPP Carve-Out Portfolio as at and for the three months ended March 31, 2010

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

PART II – INTERNATIONAL FINANCIAL REPORTING STANDARDS

PART III – FINANCIAL STATEMENT ANALYSIS

PART IV – RISKS AND UNCERTAINTIES

PART V – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

FORWARD-LOOKING STATEMENTS
This  report to shareholders, particularly the “Business Environment and Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of the BPP Carve-out Portfolio (the “Entity”) and BPO Properties Ltd. (“BPO Properties” or “the Company”). In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance, or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information, because they involve assumptions, known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Entity to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the Entity’s properties, but are not limited to; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Entity’s accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies adopted under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards; and other risks and factors described from time to time in the documents filed by the Entity with the securities regulators in Canada. The Entity undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS
June 25, 2010

BASIS OF PRESENTATION
Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2010 includes material information up to June 25, 2010. Financial data provided has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per share amounts. Amounts in U.S. dollars are identified as “US$.”

These combined financial statements represent a carve-out (the “BPP Carve-Out Portfolio” or the “Entity”) from the consolidated financial statements of BPO Properties Ltd. (the “Company”) reflecting the assets, liabilities, operations and cash flows which were  transferred to Brookfield Office Properties Canada, a real estate investment trust on May 1, 2010.

The BPP Carve-out Portfolio is a combined statement of assets, liabilities operations and cash flows relating to the Company’s interests in the following properties: Exchange Tower, Hudson’s Bay Centre, Queens Quay Terminal, 105 Adelaide St. West, HSBC Building, 22 Front St. West and Bay Adelaide Centre West in Toronto, Ontario; Bankers Hall, Bankers Court, Suncor Energy Centre and Fifth Avenue Place in Calgary, Alberta; and Royal Centre in Vancouver, British Columbia. The combined financial statements of the Entity do not include certain corporate expenses of the Company.

As the Entity itself is an unincorporated entity, these combined financial statements reflect the equity in the net assets of the BPP Carve-Out Portfolio rather than shareholder’s equity. In addition, even though the BPP Carve-Out Portfolio is not a taxable legal entity, current and deferred income taxes have been provided in these combined financial statements as if it were. Where necessary, estimates have been used to allocate certain expenses of the Company, such as general and administrative expenses, to the Entity.

Due to the inherent limitations of carving out net assets and activities from larger entities, these combined financial statements may not necessarily reflect the BPP Carve-out Portfolio’s financial position, results of operations, and cash flows for future periods, nor do they reflect the financial position, results of operations, and cash flows that would have been realized had the BPP Carve-out Portfolio been a stand-alone entity during the periods presented.

Pursuant to the exemptive relief granted by the Ontario Securities Commission, effective January 1, 2010, the Entity has adopted IFRS as its basis of financial reporting commencing with our interim financial statements for the three months ended March 31, 2010 and using January 1, 2009 as our transition date. The adoption of IFRS by the Entity is one year ahead of the mandatory conversion date for Canadian public companies. While the adoption of IFRS has not had an impact on the Entity’s reported net cash flows, there have been material impacts on its combined balance sheets and statements of income, which are discussed further in Part II of this MD&A.

The following discussion and analysis is intended to provide readers with an assessment of the performance of the Entity over the past three months as well as our financial position and future prospects. It should be read in conjunction with the combined financial statements and appended notes. In our discussion of operating performance, we refer to net operating income and funds from operations on a total basis. We define net operating income as income from property operations after operating expenses have been deducted but prior to deducting financing, administration, fair value gains (losses) and income tax expenses. We define funds from operations as net income prior to extraordinary items, one-time transaction costs, depreciation and amortization, fair value gains (losses), deferred income taxes and certain other non-cash items. Funds from operations includes funds from operations of our consolidated properties and funds from discontinued operations, if any. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate.  We provide the components of net operating income and a full reconciliation from net income to funds from operations.  Net operating income and funds from operations that do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

OVERVIEW OF THE BUSINESS
At March 31, 2010, the fair value of the Entity’s total assets was $2,986.7 million. During the three months ended March 31, 2010, we generated $26.1 million of net income attributable to shareholders and $18.8 million of funds from operations.

FINANCIAL HIGHLIGHTS
The Entity’s financial results are as follows:

	Three months ended Mar. 31
(Millions)	2010	2009
Results of operations
Total revenue	$79.7	$64.5
Net income	26.1	0.9
Funds from operations	18.8	19.0

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Balance sheet data
Total assets	$2,986.7	$2,966.8
Commercial properties	2,835.6	2,807.5
Commercial property debt	1,266.6	1,266.5
Equity in net assets	1,352.8	1,338.6

COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning and pro-actively managing premier properties in high-growth, and in many instances, supply-constrained markets with high barriers to entry, has created one of Canada’s most distinguished portfolios of office properties. Our commercial property portfolio consists of interests in 17 properties totaling 12.3 million square feet, including 2.0 million square feet of parking. Our primary markets are the financial and energy sectors in the cities of Toronto, Calgary, and Vancouver. We intend to continue our strategy of concentrating operations within a select number of gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives; and
•	Prudent capital management including the refinancing of mature properties.
•	Acquiring high quality commercial properties in our primary markets for value when opportunities arise.

Our commercial property investments are held through wholly or partially owned subsidiaries which are fully consolidated on our balance sheet and indirect interests in property level joint ventures which we proportionately consolidate.

The following table summarizes our commercial property portfolio by ownership:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BPP Carve-Out Portfolio’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt (Millions)	Net Equity (Millions)
Total Commercial properties	17	12,321	8,474	$2,835.6	$335	$1,266.6	$1,569.0

We have historically explored property-level joint venture opportunities with strategic institutional partners and we plan to continue with this endeavor.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include Suncor Energy Inc., Imperial Oil, and Talisman Energy. A detailed list of major tenants is included in Part IV (“Risks and Uncertainties”) of this MD&A.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 6.3% of our leases, on average, mature annually over the next five years.

Our average lease term is nine years. The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total				Toronto, Ontario			Calgary, Alberta
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	372	3.6		335	8.3		2	0.0
2010	275	2.7	$28	134	3.3	$30	127	2.3	$26
2011	836	8.1	28	200	4.9	24	565	10.0	29
2012	845	8.2	26	430	10.6	25	353	6.3	29
2013	1,021	9.9	29	448	11.1	26	488	8.7	32
2014	248	2.4	31	142	3.5	28	99	1.8	37
2015	1,384	13.5	29	148	3.7	22	1,170	20.8	30
2016	999	9.7	27	228	5.6	23	746	13.2	28
2017 & beyond	4,292	41.9	31	1,978	49.0	29	2,087	36.9	35
Parking	2,049	—	—	887	—	—	898	—	—
Total	12,321	100.0		4,930	100.0		6,535	100.0
Average market net rent			$26			$24			$29

	Vancouver, B.C.			Other
			Net Rent			Net Rent
	000’s		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	35	5.9		—	—
2010	14	2.4	$22	—	—	$—
2011	71	12.1	24	—	—	—
2012	62	10.5	22	—	—	—
2013	84	14.3	22	1	33.3	32
2014	7	1.2	29	—	—	—
2015	66	11.2	25	—	—	—
2016	25	4.2	22	—	—	—
2017 & beyond	225	38.2	11	2	66.7	28
Parking	264	—	—	—	—	—
	853	100.0		3	100.0
Average market net rent			$26			$27

(1) Net rent at expiration of lease

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:

•	Net income;
•	Net operating income;
•	Funds from operations;
•	Overall indebtedness level;
•	Weighted-average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, net operating income, and funds from operations. Although net income is calculated in accordance with IFRS, net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income and a full reconciliation of net income to funds from operations.

Net Income
Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Entity.

Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted but prior to deducting financing, administration, fair value gains (losses) and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior-year dispositions and acquisitions.

Funds From Operations
We define funds from operations as net income prior to extraordinary items, one-time transaction costs, depreciation and amortization, fair value gains (losses), deferred income taxes and certain other non-cash items. Although we believe funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, net operating income, and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide the components of net operating income and a reconciliation of net income to funds from operations. We reconcile funds from operations to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income, and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;
•	The availability of debt capital at a cost and on terms conducive to our goals; and
•	The availability of new property acquisitions that fit into our strategic plan.

PART II – INTERNATIONAL FINANCIAL REPORTING STANDARDS

Impact of Adoption of IFRS
IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS has not had an impact on the Entity’s reported net cash flows, it did have a material impact on its combined balance sheets and statements of income. In particular, the Entity’s opening IFRS balance sheet reflects the revaluation of all of its commercial properties and developments to fair value and, as a result, the Entity’s intangible assets and liabilities are no longer separately recognized. All such changes to the opening balance sheet required a corresponding tax adjustment to be recorded based on the resultant differences. The impact of these differences on the Entity’s January 1, 2009 opening balance sheet under IFRS compared to the December 31, 2008 balance sheet under Canadian GAAP resulted in equity in net assets increasing  from $561.0 million to approximately $1,659.6 million. In addition, the impact of these differences on the December 31, 2009 balance sheet under IFRS compared to the balance sheet under Canadian GAAP resulted in equity in net assets increasing from $440.8 million to $1,388.6 million.

IFRS 1: First-Time Adoption of IFRS
The Entity’s adoption of IFRS required the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions to retroactive application. The following is the optional exemption available under IFRS 1 which is significant to the Entity and which the Entity applied in preparation of its first financial statements under IFRS:

Business combinations
IFRS 1 permits a first-time adopter to elect not to apply IFRS 3, “Business Combinations” (“IFRS 3”), retrospectively to business combinations that occurred before the date of transition to IFRS. BPO Properties made this election in order to only apply IFRS 3 to business combinations prospectively (i.e. to those that occur on or after January 1, 2009).

IFRS 1 allows for certain other optional exemptions; however, such exemptions were not deemed to be significant to the Entity in its adoption of IFRS.

The following discussion has been prepared using the standards and interpretations currently issued and expected to be effective at the end of the Entity’s first annual IFRS reporting period, which will be the year ending December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and, as a result, the impact of the Entity’s conversion to IFRS may be different than its current expectation.

Impact of IFRS on Financial Position
The following paragraphs quantify and describe the impact of significant differences between the Entity’s balance sheet under Canadian GAAP and its balance sheet under IFRS. The underlying values presented below are prepared using the procedures and assumptions that the Entity intends to follow in preparing its opening balance sheet upon adoption of IFRS.

Commercial Properties and Commercial Developments
The Entity considers its commercial properties and commercial developments to be investment properties under IAS 40, “Investment Property” (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. The Entity has elected to use the fair value model when preparing its financial statements under IFRS. The Entity determined that the fair value of its commercial and development property portfolio at January 1, 2009 is approximately $1,475.9 million (December 31, 2009 - $1,186.7 million) greater than carrying value under Canadian GAAP. This difference also considers the value of corresponding intangible assets and liabilities, free rent, deferred rent and straight-line rent recorded separately under Canadian GAAP. The Entity determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at January 1, 2009 and December 31, 2009 less future cash outflows in respect of such leases.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, and using weighted average discount and terminal capitalization rates of 7.4% and 6.6%, respectively, at January 1, 2009, and 7.5% and 6.7%, respectively, at December 31, 2009.

Tenant Receivables and Other Assets
Straight-line, free rent and tenant inducement receivables reflected in tenant receivables and other assets under Canadian GAAP is included in the carrying amount of commercial properties in the Entity’s balance sheets under IFRS. The balance of tenant receivables and other assets at January 1, 2009 decreased by approximately $24.2 million under IFRS (December 31, 2009 - $11.3 million) as a result of the reclassification of straight-line, free rent and tenant inducement receivable balances to commercial properties.

Intangible Assets and Liabilities
With the adoption of IFRS, the Entity derecognized its intangible assets and liabilities that relate to assets or obligations otherwise considered in the determination of fair value of investment properties. This resulted in a decrease to intangible assets and liabilities of $5.7 million and $5.3 million, respectively at January 1, 2009 (December 31, 2009 - $4.4 million and $2.3 million, respectively).

Accounts Payable and Other Liabilities
Deferred rents that arise from tenant build-out delays on leases where the landlord has provided a tenant improvement allowance under Canadian GAAP has been included in the carrying amount of commercial properties in the Entity’s balance sheet under IFRS. The balance of accounts  payable and other liabilities  at January 1, 2009 decreased by approximately $0.5 million under IFRS (December 31, 2009 - $1.7 million) as a result of the reclassification of deferred rent balances to commercial properties.

Deferred Income Tax Liability
The deferred income tax liability at January 1, 2009 increased by approximately $377.3 million under IFRS (December 31, 2009 - $288.5 million) primarily due to the increased carrying values of the Entity’s commercial and development properties. The deferred income tax liability under IFRS has been determined by applying tax rates to temporary differences based on the Entity’s general expectation that the method of realization will be through owning and operating its properties rather than through sale.

Impact of IFRS on Results of Operations
The following paragraphs highlight the significant differences between Canadian GAAP and IFRS that affected net income for the year ended December 31, 2009.

Fair Value Changes
As a result of electing to use the fair value model to account for the Entity’s investment properties, net income during any given period may be greater or less than as determined under Canadian GAAP depending on whether an increase or decrease in fair value occurs during the period. The impact of fair value changes resulted in a decrease to net income of approximately $310.5 million for the year ended December 31, 2009.

Depreciation
Under the fair value model, depreciation of investment properties is not recorded. Additionally, historic intangible balances established under Canadian GAAP in connection with past business combinations are no longer separately recognized, and accordingly, not amortized under IFRS. The impact of no longer amortizing historic intangible balances along with no longer recording depreciation expense on the Entity’s commercial properties resulted in an increase to net income of approximately $37.6 million for the year ended December 31, 2009.

Revenue recognition
IFRS requires rental revenue to be determined on a straight-line basis considering all rentals from the inception of the lease, whereas Canadian GAAP only required rental income to be recognized on a straight-line basis prospectively commencing January 1, 2004. This difference, applied retrospectively, resulted in a reduction to revenue under IFRS. For the year ended December 31, 2009 this resulted in a reduction to revenue of $1.5 million. Also, as the Entity no longer separately accounts for intangible assets and liabilities relating to acquired above and below market tenant leases and above market ground leases, the related amortization of these balances to commercial property net operating income has been eliminated under IFRS. This difference resulted in a reduction of net operating income under IFRS of approximately $3.0 million for the year ended December 31, 2009.

Incidental Operations
Under IFRS, income related to operations that are incidental to the construction of a development property are to be recognized into income, rather than recognized as part of the cost of an asset during the development period as permitted under Canadian GAAP. The impact of no longer adding incidental income to the cost of an asset during the development period resulted in an increase to net income of approximately $0.1 million for the year ended December 31, 2009.

Other
Under IFRS, the capitalization period for commercial developments continues until the asset is capable of operating in the manner intended by management, whereas under Canadian GAAP, capitalization is allowed to continue until a specified occupancy level or productive capacity is achieved. The adoption to IFRS has resulted in a shorter capitalization period for development properties. As a result, Bay Adelaide Centre West Tower was transitioned from commercial developments to commercial properties during the third quarter of 2009 under IFRS. This resulted in a decrease in net income of approximately $0.4 million for the year ended December 31, 2009.

Income Taxes
The Entity has recorded the corresponding tax effect of the foregoing differences, which resulted in an increase to net income in the amount of $105.4 million for the year ended December 31, 2009.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The conversion to IFRS from Canadian GAAP impacts the way we present our financial results and the accompanying disclosures. We have evaluated the impact of the conversion on our financial reporting systems, processes and controls and have noted that the most significant change to our internal controls and disclosure environment is the requirement to measure and report our portfolio of investment properties at fair value. This change has required the Entity to design and implement new processes and internal controls surrounding the determination of fair values which include, but are not limited to, management’s consideration of recent and comparable transactions, discount rates, estimates of future rental rates and leasing activities, and future capital expenditures, as well as, where appropriate, engaging external specialists to assist with the evaluation of fair value.

PART III – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE
Our total asset carrying value was $2,986.7 million at March 31, 2010 (compared to $2,966.8 million on December 31, 2009). The following is a summary of our assets:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Non-current assets
Commercial properties	$2,835.6	$2,807.5
Current assets
Loan receivable	85.0	85.0
Tenant receivables and other assets	22.9	25.9
Cash and cash equivalents	43.2	48.4
	151.1	159.3
Total	$2,986.7	$2,966.8

COMMERCIAL PROPERTIES
Commercial properties comprises our direct interests in wholly owned properties and our proportionate share in jointly controlled assets.

The fair value of our commercial properties was $2,835.6 million as at March 31, 2010 (compared to $2,807.5 million on December 31, 2009). The increase in value of commercial properties is primarily attributable to increases at Bay Adelaide Centre West Tower in Toronto, Fifth Avenue Place and Bankers Hall in Calgary during the three months ended March 31, 2010.

A breakdown of our commercial properties is as follows:

			BPP Carve-Out Portfolio's	Fair Market Value	Fair Market Value
	Number of	Leasable Area	Owned Interest	Mar. 31, 2010	Dec. 31, 2009
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Total Commercial Properties	17	12,321	8,474	$2,835.6	$2,807.5
Fair value per sq. ft.				$335	$331

The key valuation metrics for our commercial properties are as follows:

	Minimum			Maximum			Average
	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009

Discount rate	7.0%	7.0%	7.1%	8.0%	8.0%	7.8%	7.6%	7.6%	7.4%

Terminal capitalization rate	6.3%	6.3%	6.3%	7.5%	7.5%	7.3%	6.9%	6.9%	6.8%

Investment horizon (Years)	10.0	10.0	10.0	12.0	11.0	17.0	10.3	10.0	10.8

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the year incurred. For the three months ended March 31, 2010, such expenditures totaled $2.4 million, compared to $1.2 million during the same period in 2009.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three months ended March 31, 2010 totaled $1.6 million, compared to $0.8 million during the same period in 2009. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost-recovery payments. Fluctuations to our capital expenditures vary period over period based on required and planned expenditures on our properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. These expenditures are recoverable in some cases. During the three months ended March 31, 2010, $0.9 million of our total capital expenditures were recoverable, compared with $0.6 million in prior year.

The following table summarizes the changes in value of our commercial properties:

(Millions)	Mar. 31, 2010
Balance at beginning of period	$2,807.5
Additions:
Capital expenditures	2.8
Leasing commissions	1.2
Revaluation gain, net	14.6
Other changes	9.5
Balance at end of period	$2,835.6

LOAN RECEIVABLE
The loan receivable increased to $85.0 million at March 31, 2010 (compared to $85.0 million on December 31, 2009). The balance consists of the on-demand deposit that was issued to the Company’s parent, Brookfield Properties Corporation (“BPO”) during December 2009. This deposit earns interest at the bank overnight rate plus 100 basis points. Subsequent to the quarter-end, the $85.0 million on-demand deposit was repaid in full to the Entity.

TENANT RECEIVABLES AND OTHER ASSETS
Tenant receivables and other assets decreased to $22.9 million on March 31, 2010, compared to $25.9 million at December 31, 2009.

The components of tenant receivables and other assets are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Tenant and other receivables	$8.8	$11.1
Prepaid expenses and other assets	13.3	14.0
Restricted cash	0.8	0.8
Total	$22.9	$25.9

CASH AND CASH EQUIVALENTS
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities.

At March 31, 2010, cash balances were $43.2 million, compared to $48.4 million at December 31, 2009. At March 31, 2010, the Entity had $0.7 million of cash placed in term deposits.

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $2,986.7 million is financed with a combination of debt, and common equity. The components of our liabilities and shareholders’ equity are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Liabilities
Non-current liabilities
Commercial property debt	$819.3	$813.2
Deferred income tax liabilities	299.3	292.0
	1,118.6	1,105.2
Current liabilities
Commercial property debt	447.3	453.3
Accounts payable and accrued liabilities	68.0	69.7
	515.3	523.0
Equity in net assets	1,352.8	1,338.6
Total liabilities and equity in net assets	$2,986.7	$2,966.8

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $1,266.6 million at March 31, 2010 (compared to 1,266.5 million at December 31, 2009).

Commercial property debt at March 31, 2010, had a weighted-average interest rate of 4.8%. Debt on our commercial properties, with the exception of Hudson’s Bay Centre, Bay Adelaide Centre, and Suncor Energy Centre, are non-recourse, thereby reducing overall financial risk to the Entity.

 At March 31, 2010, the average term to maturity of our commercial property debt was two years largely as a result of shorter construction financings on Bay Adelaide Centre and Bankers Court.  Management expects to refinance these variable rate debts with longer term debt upon maturity to match maturity of our commercial debt portfolio with the average lease term of our properties.

The tightening of the credit markets has posed a significant challenge to property owners and managers. However, in spite of these conditions, we were successful in refinancing over $220 million of commercial property debt throughout 2009 at our ownership ($370 million on a 100% basis), which is a validation of our strategy of owning high-quality assets in Canada’s top markets. Subsequent to the quarter-end, we have exercised the first extension option on the Bay Adelaide Centre West Tower debt to extend the maturity out one year to 2011. As a result, for the balance of 2010, the Entity only has one maturity remaining in the third quarter.

The details of commercial property debt at March 31, 2010, are as follows:

		Interest Rate	Maturity	BPP Carve-Out Portfolio’s Consolidated Share
Commercial Property	Location	%	Date	(Millions)	Mortgage Details

Bay Adelaide Centre(1)(4)	Toronto	1.8	July 2010	$388.9	Limited recourse- variable rate
Bankers Court	Calgary	1.9	October 2010	44.4	Non-recourse - variable rate
Queen's Quay Terminal	Toronto	7.3	March 2011	32.7	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	7.6	August 2011	68.9	Non-recourse - fixed rate
Exchange Tower	Toronto	6.8	April 2012	59.4	Non-recourse - fixed rate
Royal Centre	Vancouver	5.0	May 2012	117.5	Non-recourse - fixed rate
HSBC Building	Toronto	8.2	October 2012	21.9	Non-recourse - fixed rate
105 Adelaide	Toronto	5.3	February 2013	22.1	Non-recourse - fixed rate
Hudson's Bay Centre(3)(5)	Toronto	5.2	May 2013	110.0	Limited recourse - fixed rate
Bankers Hall	Calgary	6.7	November 2013	10.9	Non-recourse - fixed rate
Bankers Hall	Calgary	7.2	November 2013	156.8	Non-recourse - fixed rate
Suncor Energy Centre(2)	Calgary	6.4	June 2014	218.2	Limited recourse - fixed rate
20-22 Front St.	Toronto	6.2	October 2020	19.5	Non-recourse - fixed rate
Debt before premiums and deferred financing costs		4.8		1,271.2
Deferred financing costs				(4.6)
Total				$1,266.6

(1) This loan has limited recourse to the Entity for up to $60.0 million
(2) This loan includes a $34.7 million unsecured loan from an affiliate of the property’s joint venture partner
(3) This loan has limited recourse to the Entity for up to $15.0 million
(4) Two one-year extension options available at maturity. The first option has been exercised subsequent to the quarter end which extends the maturity to 2011 and has not been reflected in the table above
(5)Two-year extension option that extends the maturity to May 2015 is available to the Entity provided that certain debt service and loan-to-value thresholds are met

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Mar 31, 2010
Remainder of 2010	$14.5	$432.8	$447.3	1.8%
2011	17.4	97.3	114.7	7.5%
2012	13.8	185.6	199.4	5.9%
2013	9.7	276.8	286.5	6.3%
2014	2.6	198.7	201.3	6.4%
2015 and thereafter	3.4	14.0	17.4	6.2%
Total	$61.4	$1,205.2	$1,266.6	4.8%

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and beyond:
	Payments Due By Period
(Millions)	Total	1-3 years	4 – 5 Years	After 5 Years
Commercial property debt	$1,266.6	$761.4	$487.8	$17.4
Interest expense – commercial property debt(1)	160.9	121.3	33.9	5.7
Minimum rental payments - ground leases(2)	338.2	10.2	7.4	320.6
	$1,765.7	$892.9	$529.1	$343.7

(1) Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest rates
(2) Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 14 of the combined financial statements.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $68.0 million at March 31, 2010 (compared to $69.7 million on December 31, 2009).  The increase is primarily related to the timing of accrued liabilities, offset by an increase in accrued interest.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Accounts payable and accrued liabilities	$59.3	$65.5
Accrued interest	8.7	4.2
Total	$68.0	$69.7

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund investing activities which could include:
•	discretionary capital expenditures; and
•	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cash flows generated from operating and financing activities, as well as proceeds from new joint venture opportunities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our credit facilities and refinancings, including upward refinancings of maturing indebtedness are our principal sources of capital used to pay operating expenses, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and by controlling operating expenses. We believe our revenue along with proceeds from financing activities will continue to provide the necessary funds for our short-term liquidity needs. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, potential acquisitions, and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operations; and
•	refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to the Entity. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle, and so enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consist of cash and cash equivalents. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

At March 31, 2010, we had approximately $128.2 million of liquidity consisting of $43.2 million of cash and an $85.0 million on-demand deposit with BPO which was repaid in full by BPO subsequent to the quarter-end.

OPERATING RESULTS

Net Income

Our net income for the quarter ended March 31, 2010 was $26.1 million compared to $0.9 million during the same period in 2009.

The increase in net income is largely a result of:

•
a $34.5 million increase in fair value gains and losses, primarily due to a $14.6 million fair value gain in the current period compared to a $19.9 million fair value loss in the same period in prior year;

•
an $7.4 million increase in net operating income, primarily due to the transition of Bankers Court and Bay Adelaide Centre from development to income producing properties during third quarter of 2009, and the continued growth in same property revenues; offset by:

•
an increase in interest expense of $6.7 million attributable to the reduction in capitalized interest with the completion of Bankers Court and Bay Adelaide Centre during the third quarter of 2009, and an increase in debt service due to higher loan balances resulting from the up-financings executed during 2009;

•	a reduction in investment and other income of $1.3 million due to the repayment of the Bank of America loan during the second quarter of 2009.

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended Mar. 31
(Millions)	2010	2009
Commercial property operations
Revenue	$79.7	$64.5
Operating expenses	39.8	32.0
	39.9	32.5
Investment and other income	0.7	2.0
	40.6	34.5
Expenses
Interest	15.8	9.1
General and administrative	3.3	2.9
Income before fair value gains (losses) and income taxes	21.5	22.5
Fair value gains (losses)	14.6	(19.9)
Income before income taxes	36.1	2.6
Income taxes	10.0	1.7
Net income	$26.1	$0.9

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Mar. 31
(Millions)	2010	2009
Net income	$26.1	$0.9
Fair value (gains) losses	(14.6)	19.9
Deferred income taxes	7.3	(1.8)
Funds from operations	$18.8	$19.0

REVENUE
Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs, property taxes, and fee income. Revenue from commercial properties totaled $79.7 million for the three months ended March 31, 2010 (compared to $64.5 million during the same period in 2009). The increase is primarily due to the transition of Bankers Court and Bay Adelaide Centre West Tower from development to income producing during the third quarter of 2009.

The components of revenue are as follows:

	Three months ended Mar. 31
(Millions)	2010	2009
Commercial property revenue	$79.7	$64.5
Investment and other income	0.7	2.0
Total	$80.4	$66.5

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $39.9 million during the three months ended March 31, 2010 (compared to $32.5 million during the same period in 2009). The components of commercial property net operating income from operations are as follows:

	Three months ended Mar. 31
(Millions)	2010	2009
Revenue	$79.7	$64.5
Operating expenses	39.8	32.0
Total	$39.9	$32.5

	Three months ended Mar. 31
(Millions)	2010	2009
Net operating income – same property	$33.9	$32.5
Net operating income – development transferred to commercial property	6.0	—
Total	$39.9	$32.5

Our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business, however, considering that we have yet to fully recover from the of the global economic slowdown, we are still at risk that major tenants are succumbing to financial pressures and are no longer having a need for all of their space, leading to increased supply through sublets or tenant defaults. To date, we’ve not been materially impacted by those financial institutions and professional service firms that have filed for bankruptcy or dissolved in recent months, though we are aware that this could be the beginning of a trend, and we are concerned about the financial stress that is facing many of our tenants across our portfolio. Despite this, we were successful in first quarter of 2010 in reducing our lease expiry profile in the upcoming year. We feel confident with our current rollover risk exposure and are focused on working towards renewals on expiries in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

Commercial property operating costs which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $39.8 million for the three months ended March 31, 2010 (compared to $32.0 million during the same period in 2009). The increase was the result of transitioning Bankers Court and Bay Adelaide Centre from development to income producing properties during the third quarter of 2009.

Substantially all of our leases are net leases in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property net operating income. Our total portfolio rate finished the quarter at 96.4% versus 96.2% at the end of last quarter, restated to include Bay Adelaide Centre. Excluding Bay Adelaide Centre which was re-classified as an operating property under IFRS in the third quarter of 2009, occupancy would have been 99.2% at the end of the quarter, compared to 99.1% at the end of last quarter. At March 31, 2010, average in-place net rent throughout the portfolio was $26 per square foot, compared with $24 per square foot at March 31, 2009.

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as of March 31, 2010:

		Avg.	Avg. In-Place	Avg. Market
	Total Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

Toronto, Ontario	4,930	9	26	24
Calgary, Alberta	6,535	9	27	29
Vancouver, B.C.	853	9	18	26
Other	3	6	29	27
Total(1)	12,321	9	26	26
(1) Excludes developments

A summary of current and historical occupancy levels at March 31 for the past two years is as follows:

	Mar. 31, 2010		Mar. 31, 2009
	Total	%	Total	%
(000’s Sq. Ft., except % leased data)	Sq. Ft.	Leased	Sq. Ft.	Leased

Toronto, Ontario	4,930	91.7	3,356	98.0
Calgary, Alberta	6,535	100.0	6,327	100.0
Vancouver, B.C.	853	94.1	853	96.9
Other	3	100.0	3	100.0
Total(1)	12,321	96.4	10,539	99.1
(1) Excludes developments

During the first quarter of 2010, we leased 311,000 square feet of space of new leasing and renewals, compared to expiries of 172,000 square feet and accelerated expiries of 121,000 square feet. The average leasing net rent is $31 per square foot, which is an increase of 3.3% over the average expiring net rent of $30 per square foot.

The details of our leasing activity for the first quarter of 2010 are as follows:

	Dec. 31, 2009		Activities During the Three Months Ended Mar. 31, 2010						Mar. 31, 2010
				Average		Year One(1)	Average(2)
	Total			Expiring		Leasing	Leasing	Acq.(3)	Total
(000's Sq. Ft.)	Area	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Area	Leased

Toronto, Ontario	3,356	3,312	(200)	$29	211	$29	$33	1,574	4,930	4,595
Calgary, Alberta	6,535	6,526	(85)	30	92	25	28	—	6,535	6,533
Vancouver, B.C.	853	818	(8)	27	8	29	29	—	853	818
Other	3	3	—	—	—	—	—	—	3	3
Total	10,747	10,659	(293)	$30	311	$27	$31	1,574	12,321	11,949

(1) Represents net rent in the first year
(2) Represents average net rent over lease term
(3) Represents the transition of Bay Adelaide Centre West Tower to commercial properties from development under IFRS. Prior year leasing statistics have not been adjusted.

INVESTMENT AND OTHER INCOME
Investment and other income totaled $0.7 million in the first quarter of 2010 (compared to $2.0 million during the same period in 2009). The decrease primarily relates to a decrease in interest income due to the repayment of the Bank of America loan during the second quarter of 2009.

INTEREST EXPENSE
Interest expense totaled $15.8 million during the first quarter of 2010 (compared to $9.1 million during the same period in 2009). The increase is due to an increase in interest expense relating to the reduction in capitalized interest with the transition of Bankers Court and Bay Adelaide Centre from development to commercial property; coupled with the increase in debt service with the up-financings at Suncor Energy Centre during 2009.

PART IV – RISKS AND UNCERTAINTIES

The Entity’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, and interest rates; regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more ensured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Entity against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations.

PROPERTY-RELATED RISKS
Our strategy is to invest in high-quality core office properties as defined by the physical characteristics of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease rollovers also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” of this MD&A for further details.

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio to match the average lease term of our properties. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity”, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 34% of our outstanding commercial property debt at March 31, 2010 is floating-rate debt (December 31, 2009 – 34%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating rate debt, all else being equal, is an increase in interest expense, net of taxes of $2.2 million on an annual basis. The analysis does not reflect the impact a changing interest rate environment could have on our overall performance, and as a result, it does not reflect the actions management may take in such an environment.

We currently have a level of indebtedness for the Entity of 45% of the fair market value of our properties. This level of indebtedness is considered by the Entity to be conservative and, based on this, the Entity believes that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 10.2% of total leasable area and 6.0% of commercial property revenue.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

		Year of	000's	% of	Credit
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)
Rated
Suncor Energy Inc.	Calgary	2028	1,015	10.2	BBB+
Imperial Oil	Calgary	2016	717	7.2	AAA
Talisman Energy	Calgary	2015	539	5.4	BBB
RBC Financial Group	Toronto, Calgary, Vancouver	2024	477	4.8	AA-
Canadian Natural Resources	Calgary	2011	305	3.1	BBB
CIBC	Toronto, Calgary	2034	281	2.8	A+
Enbridge Inc.	Calgary	2015	255	2.6	A-
EnCana Corporation	Calgary	2014	241	2.4	BBB+
Government of Canada	Various	2014	184	1.9	AAA
Lombard Insurance	Toronto	2012	144	1.5	A-
Westcoast Energy	Calgary, Vancouver	2013	139	1.4	BBB+
National Bank of Canada	Toronto	2023	121	1.2	A
HSBC Of Canada	Toronto	2011	109	1.1	AA
Other investment-grade	Various	Various	556	5.6	BBB-or higher
			5,083	51.4%	BBB-or higher
KPMG Management Services LP	Toronto	2025	297
The Hudson's Bay Company	Toronto	2019	209
Goodmans LLP	Toronto	2026	182
Toronto Stock Exchange	Toronto	2018	179
Fasken Martineau DuMoulin LLP	Toronto	2030	165
Bennett Jones	Calgary	2015	161
Compton Petroleum Corporation	Calgary	2019	151
Heenan Blaikie Management Ltd.	Toronto, Calgary	2022	142
Crescent Point Resources	Calgary	2020	140
Fraser Milner Casgrain	Calgary	2024	103
Citco (Canada) Inc.	Toronto	2018	99
PriceWaterhouse Coopers	Calgary	2015	95
Precision Drilling Corp.	Calgary	2011	93
Other government agencies	Various	Various	152
Total			7,251	73.2%
(1) Weighted average based on square feet
(2) Prior to considering partnership interests in partially owned properties and excludes parking
(3) From Standard & Poor's, Moody’s, or Dominion Bond Rating Service

LEASE ROLLOVER RISK
Lease rollover risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 6.3% of our leases mature annually over the next five years. Our portfolio has a weighted-average lease life of nine years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2010:

	Currently	Remainder							2017
(000's Sq. Ft.)	Available	2010	2011	2012	2013	2014	2015	2016	& Beyond	Leasable	Parking	Total

Toronto, Ontario	335	134	200	430	448	142	148	228	1,978	4,043	887	4,930
Calgary, Alberta	2	127	565	353	488	99	1,170	746	2,087	5,637	898	6,535
Vancouver, B.C	35	14	71	62	84	7	66	25	225	589	264	853
Other	—	—	—	—	1	—	—	—	2	3	—	3
Total	372	275	836	845	1,021	248	1,384	999	4,292	10,272	2,049	12,321
% of Total	3.6%	2.7%	8.1%	8.2%	9.9%	2.4%	13.5%	9.7%	41.9%	100.0%	—	100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2010 may not provide the same level of increases in rental rates on renewal as compared with previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of nine years. As we continue to be in a state of recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents, particularly in Calgary and Toronto.

The Company maintains insurance on behalf of the Entity. The Company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood and earthquake). The Company’s all risk policy limit is $1.5 billion per occurrence. The Company’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible, which is the greater of 3% of the value of the property insured or $250,000. This earthquake deductible applies to British Columbia only. All other locations in Canada have a flat $100,000 deductible for earthquakes.  The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 combined for all coverages.

The Company has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business interruption costs. The Company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Company.

DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments from time to time, primarily to manage financial risks, including interest rate, commodity and foreign-exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective in offsetting an identified risk. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction to which they relate arise.

Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.

The Company has entered into fixed gas-purchase contracts with a third party gas supplier, which covers the period November 1, 2009, to October 31, 2010. As of March 31, 2010, the remaining commitment for the Entity to purchase gas for its facilities was $0.7 million.

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk-management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign-exchange rates and gas prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item.

PART V – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES
We adopted IFRS as our basis of financial reporting effective from the first quarter of 2010 with restatement of comparative periods, using a transition date of January 1, 2009. The impact of the adoption of IFRS on our financial position and results of operations is discussed beginning in Part II of this MD&A. The significant accounting policies followed on adoption of IFRS are included in Note 2 to the combined interim financial statements included in this report. Note 3 to the interim consolidation financial statements also include a reconciliation of our equity, net income and comprehensive income as reported under Canadian GAAP and IFRS.

FUTURE ACCOUNTING POLICY CHANGES
Financial instruments
IFRS 9, “Financial instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Entity is currently evaluating the impact of IFRS 9 on its financial statements.

Related Party Disclosures - revised definition of related parties
On November 4, 2009 the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The Entity is currently evaluating the impact of the change to IAS 24 on its financial statements.

CRITICAL ACCOUNTING POLICIES
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

Investment properties
Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows.  Active developments are measured at the present value as of the balance sheet date, less costs to complete. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowing specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The Entity considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the Entity has pre-leased space as of or prior to the start of the development and the lease requires the Entity to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements. Initial direct leasing costs incurred by the Entity in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Tax
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current income tax relating to items recognized directly in equity are also recognized directly in equity.

In accordance with IFRS, we use the liability method of accounting for deferred income taxes and provide for deferred income taxes for all significant differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.

Revenue Recognition
We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease commencement date or, where we are required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent or free-rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status as well as certain industry or geographic specific credit considerations.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Financial Instruments
We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instrument determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED-PARTY TRANSACTIONS
In the normal course of operations, the Entity enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the combined interim financial statements.

Included in operating expenses during the three months ended March 31, 2010, are property management fees in the amount of $2.0 million (compared to $1.9 million during the three months ended March 31, 2009), payable to Brookfield Properties Management Company (“BPMC”).

Included in general and administrative expenses during the three months ended March 31, 2010, are Administrative and Regulatory Compliance Service fees in the amount of $1.5 million, which is consistent with the same period of the prior year, and asset management fees in the amount of $1.8 million, compared to $1.4 million during the three months ended March 31, 2009, payable to BPMC.

Included in loans receivable at March 31, 2010, is an $85.0 million (compared to $85.0 million on December 31, 2009) on-demand deposit placed with BPO during the fourth quarter of 2009. For the three months ended March 31, 2010, interest income of $0.3 million was recorded on these deposits (compared to $0.3 million for the same period in 2009 earned from an on-demand deposit of $125.0 million with BPO that was repaid during the first quarter of 2009).

Included in rental revenues during the three months ended March 31, 2010, are amounts received from BAM, and its affiliates of $0.1 million, which is consistent with the amount during the same period in 2009. In addition, the Entity has certain arrangements with the Company and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.

SUBSEQUENT EVENTS
Subsequent to the quarter end, Brookfield Office Properties Canada effectively acquired BPO’s interest in Brookfield Place  (the “Brookfield Place Interest”) on a tax deferred roll over basis for a purchase price of approximately $866 million. The purchase price was satisfied by the payment of approximately $100 million in cash, the assumption of debt valued at approximately $342 million and the issuance of Class B LP Units of Brookfield Office Properties Canada LP (the “Class B LP Units”) valued at approximately $20.88 per unit.

Overview of Brookfield Place Interest
Brookfield Place is widely regarded as the top commercial complex in Canada and consists of approximately 3.3 million square feet of rentable commercial and parking space comprising two high rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets. A 90 foot high glass enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings. With direct access to Union Station, the Metro Toronto subway system and Commerce Court, Brookfield Place is a key point of entry in the underground pedestrian walkway system in Toronto. The Brookfield Place Interest consists of (a) a 100% fee interest in the Bay Wellington Tower, a 47 storey tower located on the northern portion of Brookfield Place, (b) a 50% interest in the retail space of Brookfield Place and (c) 56% of the revenues from the parking garage serving Brookfield Place, and all appurtenant rights thereto.  At ownership, the total area is approximately 1.8 million square feet consisting of 1.4 million square feet of leasable office and retail space as well as 0.4 million square feet of parking.

Financial Highlights of Brookfield Place Interest
Bay Wellington Tower has an attractive office tenant profile with major tenants such as Deloitte & Touche LLP, Aird & Berlis and McMillan Binch.  The top ten tenants collectively represent 56.8% of the total office base rental revenue and have an average remaining lease term of 6.2 years and in-place rents of $33 per square foot.  The remaining tenants include well-recognized and high-profile companies from the banking, insurance, brokerage and mutual fund industries, providing economic diversification, excellent covenants and corporate appeal. The occupancy rate for the property is 97.4% and has been stable at 99.0% at the end of 2009, 99.4% at the end of 2008 and 97.7% at the end of 2007.

Results of operations are under IFRS for the three-months ended 2010 and 2009 and under Canadian GAAP for the twelve months ended December 31, 2009 and 2008.

	Three months ended Mar. 31		Twelve months ended Dec. 31
(Millions)	2010	2009	2009	2008
Results of operations
Total revenue	$22.7	$23.6	$99.7	$95.1
Net operating income	11.3	12.1	51.1	47.7
Net income (loss)	8.3	(5.2)	7.9	5.7
Funds from operations	5.0	5.9	25.5	22.4

The year ended December 31, 2009 and 2008 included certain non-recurring items which were recorded in income in each of the respective periods. The net increase of these items recorded in 2009 over 2008 was $2.5 million, largely relating to income from certain lease terminations.

As at March 31, 2010, Management’s value of the Brookfield Place Interest was approximately $869.6 million.

Commercial Property Operations
Upon the signing of the majority of leases, capital allowances for tenant improvements to leased space are provided in order to accommodate the specific space requirements of the tenants.  In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations.  Capital expenditures for tenant improvements that enhance the value of the property and leasing commissions are capitalized in the year incurred.  Capital expenditures amounted to $0.3 million and $0.2 million for the three months ended March 31, 2010 and 2009, respectively. Capital expenditures amounted to $1.3 million and $1.9 million for the year ended December 31, 2010 and 2009, respectively.

The book value of debt assumed by the Entity totaled $329.6 million comprising of two series of bonds, both maturing in April of 2013.  The combined debt has a weighted average interest rate of 6.5% and is non-recourse to the Entity.  At March 31, 2010 the balances due for both series of bonds total $7.2 million, $7.7 million, $8.2 million and $307.3 million for the remainder of 2010, 2011, 2012 and 2013 respectively.  Total interest expense was $5.4 million and $5.5 million for the three months ended March 31, 2010 and 2009 respectively. Total interest expense was $21.9 million and $22.4 million for the year-ended December 31, 2010 and 2009 respectively.

 This debt balance fits well into our strategy of structuring financings with investment-grade characteristics which ensures that the asset can typically be maintained throughout a business cycle, and enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the asset being financed.  The conservative loan-to-appraised value of approximately 39% on the Brookfield place Interest provides an opportunity for additional liquidity upon refinancing, if required.

Reconciliation of Net Income under IFRS to Funds From Operations

	Three months ended Mar. 31
(Millions)	2010	2009
Net income (loss)	$8.3	$(5.2)
Fair value (gains) losses	(3.3)	11.1
Funds from operations	$5.0	$5.9

Reconciliation of Net Income under Canadian GAAP to Funds From Operations

	Years ended Dec. 31
(Millions)	2010	2009
Net income (loss)	$7.9	$5.7
Fair value (gains) losses	17.6	16.7
Funds from operations	$25.5	$22.4

Bryan K. Davis
Senior Vice President and Chief Financial Officer
June 25, 2010

BPP Carve-Out Portfolio
Combined Balance Sheets

(Unaudited)
(Millions) (CDN$)	Note	Mar. 31, 2010	Dec. 31, 2009(1)	Jan. 1, 2009(1)
Assets
Non-current assets
Investment properties
Commercial properties	4	$2,835.6	$2,807.5	$2,326.9
Commercial developments	4	―	―	665.0
		2,835.6	2,807.5	2,991.9

Current assets
Loan receivable	6	85.0	85.0	150.6
Tenant receivables and other assets	7	22.9	25.9	36.1
Cash and cash equivalents	8	43.2	48.4	53.1
		151.1	159.3	239.8
Total assets		$2,986.7	$2,966.8	$3,231.7

Liabilities
Non-current liabilities
Commercial property debt	9	$819.3	$813.2	$923.2
Deferred income tax liabilities	10	299.3	292.0	377.1
		1,118.6	1105.2	1300.3

Current liabilities
Commercial property debt	9	447.3	453.3	168.3
Accounts payable and other liabilities	11	68.0	69.7	103.5
		515.3	523.0	271.8

Total liabilities		1,633.9	1628.2	1,572.1

Equity in net assets		1,352.8	1,338.6	1,659.6
Total liabilities and equity in net assets		$2,986.7	$2,966.8	$3,231.7
(1) Refer to Note 3 for effect of adoption of IFRS

See accompanying notes to the combined interim financial statements

BPP Carve-Out Portfolio
Combined Statements of Income and Comprehensive Income

(Unaudited)		Three months ended Mar. 31
(Millions) (CDN$)	Note	2010	2009(1)
Commercial property operations
Revenue	12	$79.7	$64.5
Operating expenses	12	39.8	32.0
		39.9	32.5
Investment and other income	12	0.7	2.0
		40.6	34.5
Expenses
Interest	9	15.8	9.1
General and administrative		3.3	2.9
Income before fair value gains (losses) and income taxes		21.5	22.5
Fair value gains (losses)	13	14.6	(19.9)
Income before income taxes		36.1	2.6
Income taxes	10	10.0	1.7
Net income and comprehensive income		$26.1	$0.9
(1) Refer to Note 3 for effect of adoption of IFRS

See accompanying notes to the combined interim financial statements

BPP Carve-Out Portfolio
Combined Statements of Equity in Net Assets

(Unaudited)	Three months ended Mar. 31
(Millions) (CDN$)	2010	2009(1)
Equity in net assets, beginning of period	$1,336.8	$1,657.8
Net income	26.1	0.9
Distributions	(11.9)	(3.6)
Equity in net assets, end of period	$1,351.0	$1,655.1
(1) Refer to Note 3 for effect of adoption of IFRS

See accompanying notes to the combined interim financial statements

BPP Carve-Out Portfolio
Combined Statements of Cash Flows

(Unaudited)		Three months ended Mar. 31
(Millions) (CDN$)	Note	2010	2009(1)
Operating activities
Net income for the period		$26.1	$0.9
Add (deduct):
Fair value (gains) losses	14	(14.6)	19.9
Deferred income taxes		7.3	(0.4)
Amortization of transaction costs		0.5	0.5
Initial direct leasing costs		(1.2)	(0.5)
Working capital		(8.1)	(14.2)
Cash flows provided by operating activities		10.0	6.2

Investing activities
Capital expenditures – commercial properties		(2.8)	(31.5)
Advances (to) from related parties		―	124.7
Cash flows (used in) provided by investing activities		(2.8)	93.2

Financing activities
Commercial property debt amortization		(2.7)	(2.5)
Commercial property debt arranged		2.2	27.3
Distributions paid		(11.9)	(3.6)
Cash flows (used in) provided by financing activities		(12.4)	21.2

(Decrease) increase in cash and cash equivalents		(5.2)	120.6
Cash and cash equivalents, beginning of period		48.4	53.1
Cash and cash equivalents, end of period		$43.2	$173.7
(1) Refer to Note 3 for effect of adoption of IFRS

See accompanying notes to the combined interim financial statements

BPP Carve-Out Portfolio
Notes to the Combined Financial Statements

NOTE 1: BASIS OF PRESENTATION
These combined financial statements, prepared in accordance with International Financial Reporting Standards, represent a carve-out (the “BPP Carve-Out Portfolio” or the “Entity”) from the consolidated financial statements of BPO Properties Ltd. (the “Company”) reflecting the assets, liabilities, operations and cash flows which have been transferred to Brookfield Office Properties Canada, a real estate investment trust formed on May 1, 2010.

The BPP Carve-out Portfolio is a combined statement of assets, liabilities operations and cash flows relating to the Company’s interests in the following properties: Exchange Tower, Hudson’s Bay Centre, Queens Quay Terminal, 105 Adelaide St. West, HSBC Building, 22 Front St. West and Bay Adelaide Centre West in Toronto, Ontario; Bankers Hall, Bankers Court, Suncor Energy Centre and Fifth Avenue Place in Calgary, Alberta; and Royal Centre in Vancouver, British Columbia. The combined financial statements of the Entity do not include certain corporate expenses of the Company.

As the Entity itself is an unincorporated entity, these combined financial statements reflect the equity in the net assets of the BPP Carve-Out Portfolio rather than shareholder’s equity. In addition, even though the BPP Carve-Out Portfolio is not a taxable legal entity, current and deferred income taxes have been provided in these combined financial statements as if it were. Where necessary, estimates have been used to allocate certain expenses of the Company, such as general and administrative expenses, to the Entity.

Due to the inherent limitations of carving out net assets and activities from larger entities, these combined financial statements may not necessarily reflect the BPP Carve-out Portfolio’s financial position, results of operations, and cash flows for future periods, nor do they reflect the financial position, results of operations, and cash flows that would have been realized had the BPP Carve-out Portfolio been a stand-alone entity during the periods presented.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of compliance
International Financial Reporting Standards (“IFRS”) requires an entity to adopt IFRS in its first annual financial statements under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS.

These combined financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its combined financial statements for the year ending December 31, 2010.

As these combined financial statements are the Entity’s first financial statements prepared using IFRS, certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS that were accordingly not in the Entity’s 2009 combined financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) have been included in these combined financial statements.

These interim combined financial statements should be read in conjunction with the Entity’s 2009 annual combined financial statements and in consideration of the IFRS transition disclosures included in Note 3 and the additional annual disclosures included herein.

(b)Basis of presentation
The financial statements are prepared on a going concern basis and have been presented in Canadian dollars rounded to the nearest million. The accounting policies set out below have been applied consistently in all material respects. Standards and guidelines not effective for the current accounting period were:

(i)Financial instruments
IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Entity is currently evaluating the impact of IFRS 9 on its financial statements.

(ii)Related party disclosures – revised definition of related parties
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The Entity is currently evaluating the impact of the change to IAS 24 on its financial statements.

(c)Investments in joint ventures
A joint venture is a contractual arrangement pursuant to which the Entity and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

The Entity undertakes its activities under joint venture arrangements through a direct interest in the joint venture’s assets, rather than through the establishment of a separate entity.  Accordingly the Entity’s proportionate share of jointly controlled assets, liabilities, revenues and expenses is recognized in the combined financial statements and classified according to their nature.

(d)Investment properties
Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties.  Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date.  Related fair value gains and losses are recorded in net income in the period in which they arise.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development.  Borrowing costs associated with direct expenditures on properties under development are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development are in progress.  The amount of borrowing costs capitalized is determined first by reference to borrowing specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The Entity considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the Entity has pre-leased space as of or prior to the start of the development and the lease requires the Entity to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs incurred by the Entity in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Investment properties are reclassified to Assets held for sale when criteria set out in IFRS 5, “Non-current assets held for sale and discontinued operations” (“IFRS 5”), are met.

(e)Assets held for sale
Non-current assets and groups of assets and liabilities which comprise disposal groups are categorized as assets held for sale where the asset or disposal group is available for sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed at a reasonable price; the sale is anticipated to be completed within one year from the date of classification, and; it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition, and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. The profit or loss arising on sale of a disposal group will be recognized as discontinued operations.

(f)Taxation
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the combined balance sheet date. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amounts of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

(g)Provisions
A provision is a liability of uncertain timing or amount. Provisions are recognized when the Entity has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(h)Revenue recognition – commercial operations
The Entity has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the Entity is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(i)Financial instruments and derivatives
Derivative instruments are recorded in the combined balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract.

The following summarizes the Entity’s classification and measurement of financial instruments:

Financial assets and liabilities	Classification	Measurement

Tenant receivables	Loans and receivables	Amortized cost
Loan receivables	Loans and receivables	Amortized cost
Commercial property debt	Other liabilities	Amortized cost
Accounts payable and other liabilities	Other liabilities	Amortized cost

(j)Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(k)Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the Entity’s accounting policies and that have the most significant effect on the amounts in the combined financial statements:

(i) Leases
The Entity’s policy for revenue recognition on commercial properties is described in Note 2(h). In applying this policy, the Entity makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences.

The Entity also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the Entity is lessor, are operating or finance leases.  The Entity has determined that all of its leases are operating leases.

(ii) Investment property
The Entity’s accounting policies relating to investment property are described in Note 2(d). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and the directly attributable borrowing costs to be included in the carrying value of the development property.

(l)Critical Accounting Estimates and Assumptions
The Entity makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period.  Actual results could differ from estimates.  The estimates and assumptions that are critical to the determination of the amounts reported in the combined financial statements relate to the following:

 Investment property

The critical estimates and assumptions underlying the valuation of commercial properties and commercial developments are set out in Note 4.

NOTE 3: TRANSITION TO IFRS
The Entity has adopted IFRS effective January 1, 2009 (“the transition date”) and has prepared its opening IFRS combined balance sheet as at that date. Prior to the adoption of IFRS, the Entity prepared its combined financial statements in accordance with Canadian GAAP. The Entity’s combined financial statements for the year ending December 31, 2010 will be the first annual combined financial statements that comply with IFRS. The Entity will ultimately prepare its opening IFRS combined balance sheet by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, the opening IFRS combined balance sheet and the December 31, 2009 comparative balance sheet ultimately presented in the combined financial statements for the year ending December 31, 2010 may differ from those presented at this time.

(a)      Elected exemptions from full retrospective application
In preparing these combined financial statements in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), the Entity has applied an optional exemption from full retrospective application of IFRS. The optional exemption applied is described below.

Business combinations
The Entity has applied the business combinations exemption in IFRS 1, to not apply IFRS 3, “Business Combinations" (“IFRS 3”) retrospectively to past business combinations. Accordingly, the Entity has not restated business combinations that took place prior to the transition date.

(b)      Mandatory exceptions to retrospective application
In preparing these combined financial statements in accordance with IFRS 1, the Entity has applied a mandatory exception from full retrospective application of IFRS. The mandatory exception applied from full retrospective application of IFRS is described below.

Estimates
Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Entity under Canadian GAAP are consistent with their application under IFRS.

(c)      Reconciliation of equity as reported under Canadian GAAP and IFRS
The following is a reconciliation of the Entity’s equity in net assets reported in accordance with Canadian GAAP to its equity in net assets in accordance with IFRS at the transition date:

(Millions)		Equity in net assets
As reported under Canadian GAAP - December 31, 2008		$561.0
Differences increasing (decreasing) reported amount:
Investment property	(i)	1,475.9
Deferred income taxes	(ii)	(377.3)
Other	(iii)	―
As reported under IFRS - January 1, 2009		$1,659.6

The following is a reconciliation of the Entity’s equity in net assets reported in accordance with Canadian GAAP to its equity in net assets in accordance with IFRS at December 31, 2009:

(Millions)		Equity in net assets
As reported under Canadian GAAP – December 31, 2009		$440.8
Differences increasing (decreasing) reported amount:
Investment property	(i)	1,186.7
Deferred income taxes	(ii)	(288.5)
Other	(iii)	(0.4)
As reported under IFRS – December 31, 2009		$1,338.6

(i)Investment property
The Entity considers its commercial properties and commercial developments to be investment properties under IAS 40, “Investment Property” (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production for supply of goods or services or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for investment property. The Entity has elected to use the fair value model. This adjustment to equity in net assets represents the cumulative unrealized gain in respect of the Entity’s investment property, net of the de-recognition of related intangible assets and liabilities which are inherently reflected in the fair value of commercial property, and the reclassification of straight-line rent receivables, free-rent receivables, tenant inducement receivables and deferred rent payables.

At the transition date, the fair value of the Entity’s commercial and development property portfolio was approximately $1.5 billion greater than the carrying value under Canadian GAAP inclusive of corresponding intangible assets of $5.7 million, intangible liabilities of $5.3 million, straight-line rent receivable of $16.0 million, free-rent receivable of $6.7 million, tenant inducement receivable of $0.8 million and deferred rent payable of $0.5 million. The Entity determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at January 1, 2009 less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to the estimated year 11 cash flows.

(ii)Deferred income taxes
The increase in deferred income tax liabilities under IFRS compared to Canadian GAAP primarily relates to the increased carrying values of the Entity’s commercial properties and developments. The deferred income tax liability under IFRS is determined by applying tax rates to temporary differences that are consistent with the Entity’s expectation that the method of realization will be through owning and operating its properties rather than through sale.

(iii)Other
Under IFRS, the date in which a development property is reclassified to commercial property is when the asset is in the condition capable of operating in the manner intended by management.  This date may be earlier as compared to Canadian GAAP and as a result there is an adjustment to recognize interest and other costs previously capitalized under Canadian GAAP into income under IFRS. In addition, income related to operations that are incidental to the construction of a development property are to be recognized into income, rather than recognized as part of the cost of an asset during the development period as permitted under Canadian GAAP.

(d)      Reconciliation of Net Income As Reported Under Canadian GAAP and IFRS
The following is a reconciliation of the Entity’s net income reported in accordance with Canadian GAAP to its net income in accordance with IFRS for the year ended December 31, 2009:

(Millions)	Note	Year ended Dec. 31, 2009
As reported under Canadian GAAP		$39.3
Differences increasing (decreasing) reported amount:
Investment property	(i)	(275.9)
Lease accounting	(ii)	(1.5)
Deferred income taxes	(iii)	105.4
Other	(iv)	(1.5)
Net loss as reported under IFRS		$(134.2)

(i)Investment property
In accordance with IFRS and the Entity’s policy choice, the Entity measures investment property at fair value and records changes in fair value in income during the period of change. Under Canadian GAAP, commercial property was recorded at cost and depreciated over its estimated life. In addition, the amortization of intangible assets and liabilities recognized on acquisition of investment property was amortized to revenue under Canadian GAAP, which will no longer be the case under IFRS as the value of the intangible assets and liabilities are considered in the determination of the fair value of the investment property.

The effect on income of these differences is as follows:

(Millions)	Year ended Dec. 31, 2009
Fair value gains (losses) recorded under IFRS	$(310.5)
Amortization of above and below market leases recorded under Canadian GAAP	(3.0)
Depreciation and amortization recorded under Canadian GAAP	37.6
Difference	$(275.9)

(ii)Lease accounting
Consistent with Canadian GAAP, IFRS requires rental revenue from operating leases to be recognized on a straight-line basis over the term of the lease.  However, Canadian GAAP adopted this accounting on a prospective basis in 2004 and as a result this adjustment reflects the amounts that would be recognized as rental revenue under IFRS had the applicable leases been accounted for on a straight-line basis since their inception.

(iii)Deferred income taxes
The increase in deferred income tax liabilities under IFRS compared to Canadian GAAP primarily relates to the increased carrying values of the Entity’s commercial properties and developments. The deferred income tax liability under IFRS is determined by applying tax rates applicable to temporary differences that are consistent with the Entity’s expectation that the method of realization will be through owning and operating its properties rather than through sale.

(iv)Other
Under IFRS, the date in which a development property is reclassified to a commercial property is when the asset is in the condition capable of operating in the manner intended by management.  This date may be earlier as compared to Canadian GAAP and as a result there is an adjustment to recognize interest and other costs previously capitalized under Canadian GAAP into income under IFRS. In addition, income related to operations that are incidental to the construction of a development property are to be recognized into income, rather than recognized as part of the cost of an asset during the development period as permitted under Canadian GAAP.

(e)Upon the adoption of IFRS, all previously recognized financial assets and financial liabilities have been designated consistent with the designations under Canadian GAAP.

(f)There were no material adjustments to the cash flow statement as a result of the conversion to IFRS.

NOTE 4: INVESTMENT PROPERTIES

	Three months ended Mar. 31, 2010		Year ended Dec. 31, 2009
(Millions)	Commercial properties	Commercial developments	Commercial properties	Commercial developments
Balance at beginning of period	$2,807.5	$—	$2,326.9	$665.0

Additions:
Capital expenditures	2.8	—	24.2	73.6
Leasing commissions	1.2	—	6.3	—
Reclassification of commercial developments, net	—	—	741.3	(741.3)
Revaluation gain (loss), net	14.6	—	(313.2)	2.7
Other changes	9.5	—	22.0	—
Balance at end of period	$2,835.6	$—	$2,807.5	$—

Commercial properties and commercial developments with an aggregate fair value of $nil and $nil, respectively (compared to $1,151.1 million and $nil million, respectively, at December 31, 2009) were valued by qualified external valuation professionals.  Other properties were valued by the Entity based on available market evidence.  The Entity determined the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflow in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Active developments are measured at the present value at the balance sheet date, less costs to complete.

The key valuation metrics for commercial properties are set out in the following tables:

	Minimum			Maximum			Average
	Mar. 31, 2010	Dec. 31, 2009	Jan.1, 2009	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Discount rate	7.0%	7.0%	7.1%	8.0%	8.0%	7.8%	7.6%	7.6%	7.4%
Terminal capitalization rate	6.3%	6.3%	6.3%	7.5%	7.5%	7.3%	6.9%	6.9%	6.8%
Investment horizon (Years)	10.0	10.0	10.0	12.0	11.0	17.0	10.3	10.0	10.8

Included in commercial properties is $17.4 million (compared to $16.8 million on December 31, 2009) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases.”

Commercial properties with a fair value of approximately $492.6 million (compared to $491.4 million on December 31,2009) are situated on land held under leases or other agreements largely expiring after the year 2115.  Investment properties do not include any properties held under operating leases.

During the period, the Entity capitalized a total of $nil million (compared to $73.6 million during the year ended December 31, 2009) of costs related to commercial developments. Included in this amount is $nil million (compared to $62.1 million during the year ended December 31, 2009) of construction and related costs and $nil million (compared to $11.5 million during the year ended December 31,2009) of borrowing costs capitalized to the Entity’s commercial development sites. The weighted average capitalization rate used for capitalization of borrowing costs on commercial developments is 4.8% (compared to 4.8% on December 31, 2009).

Investment properties with a carrying value of $2,783.0 million (compared to $2,758.7 million at December 31, 2009) which are pledged as security for commercial property debt.

NOTE 5: INVESTMENT IN JOINTLY CONTROLLED ASSETS
The Entity’s interests in the following properties are subject to joint control and, accordingly, the Entity has recorded its share of the related assets, liabilities, revenue and expenses of the properties:

	Proportionate Ownership Interest
Jointly controlled assets	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Exchange Tower	50%	50%	50%
Fifth Avenue Place	50%	50%	50%
Banker's Hall	50%	50%	50%
Banker’s Court	50%	50%	50%
Suncor Energy Centre	50%	50%	50%

Summarized financial information in respect of the Entity’s interest in jointly controlled assets is set out below:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets	$1,532.7	$1,523.6	$1,720.3
Current assets	20.8	20.7	28.0
Total assets	1,553.5	1,544.3	1,748.3

Non-current liabilities	468.5	468.5	332.4
Current liabilities	84.4	80.9	177.6
Total liabilities	552.9	549.4	510.0
Net assets	$1,000.6	$994.9	$1,238.3

	For the three months ended Mar. 31
(Millions)	2010	2009
Revenue	$42.2	$39.5
Expenses	25.7	23.5
	16.5	16.0
Fair value gains (losses)	4.8	(2.5)
Net income	$21.3	$13.5

NOTE 6: LOAN RECEIVABLE

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
On-demand deposit	$85.0	$85.0	$125.0
Loan receivable	-	-	25.6
Total	$85.0	$85.0	$150.6

At March 31, 2010, the Entity had an unsecured on-demand deposit of $85.0 million (December 31, 2009 - $85.0 million) with the Entity’s parent, Brookfield Properties Corporation (“BPO”) that was placed in December 2009. This deposit bears interest at the bank overnight lending rate plus 100 basis points. For the three months ended March 31, 2010, interest income related to this loan of $0.3 million was recorded, compared to $0.3 million during the same period in 2009 earned on the on-demand deposit of $125.0 million with BPO that was fully repaid during the first quarter of 2009. Subsequent to the quarter-end, the $85.0 million on-demand deposit was repaid in full to the Entity.

During the second quarter of 2009, a loan receivable (at par value plus accrued interest) of $23.2 million (January 1, 2009 – $25.6 million) was repaid in U.S. dollars of US$20.9 million. For the three months ended March 31, 2009, interest income of $0.5 million was recorded.

NOTE 7: TENANT RECEIVABLES AND OTHER ASSETS
A breakdown of receivables and other assets is as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Tenant and other receivables	$8.8	$11.1	$28.9
Prepaid expenses and other assets	13.3	14.0	6.2
Restricted cash	0.8	0.8	1.0
Total	$22.9	$25.9	$36.1

During the quarter ended March 31, 2010, the Entity recorded $0.1 million (compared to $nil million on December 31, 2009) as a reserve against uncollectible tenant receivables.

As of March 31, 2010, approximately $0.1 million of the Entity’s balance of accounts receivables is over 90 days due (compared to approximately $0.1 million on December 31, 2009).

Credit risk related to tenant and other receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Entity mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. Currently no single tenant represents more than 10.2% of total leasable area and 6.0% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment-grade credit ratings. Over the next few years, the Entity has a lease expiry profile of 2.7% for the remainder of this year, 8.1% in 2011 and 8.2% in 2012.

Cash and deposits are considered restricted when they are subject to contingent rights of third parties. As of March 31, 2010, restricted cash was $0.8 million (compared with $0.8 million on December 31, 2009).

NOTE 8: CASH AND CASH EQUIVALENTS
At March 31, 2010, the Entity had $0.7 million of cash placed in term deposits (compared to $2.7 million on December 31, 2009). For the three months ended March 31, 2010, interest income of $0.1 million was recorded on cash and cash equivalents, compared with $0.4 million during the same period in 2009. Cash and cash equivalents invested in overnight term deposits earned an average interest rate of 1.0% during the quarter.

NOTE 9: COMMERCIAL PROPERTY DEBT

	Mar. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
	Weighted		Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance	Average Rate	Debt Balance
Commercial Property Debt
Fixed Rate	6.4%	$833.9	6.4%	$836.2	6.4%	$631.0
Variable Rate	1.8%	432.7	1.8%	430.3	4.0%	460.5
	4.8%	$1,266.6	4.8%	$1,266.5	5.4%	$1,091.5

Current		$447.3		$453.3		$168.3
Non-current		819.3		813.2		923.2
Total Debt		$1,266.6		$1,266.5		$1,091.5

The Entity’s secured commercial property debt is non-recourse to the Entity other than $532.0 million (compared to $529.4 million on December 31, 2009) which has limited recourse to the Entity. Refer to Note 14 (c) and (d) for details.

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Mar 31, 2010
Remainder of 2010(1)	$14.5	$432.8	$447.3	1.8%
2011	17.4	97.3	114.7	7.5%
2012	13.8	185.6	199.4	5.9%
2013	9.7	276.8	286.5	6.3%
2014	2.6	198.7	201.3	6.4%
2015 and thereafter	3.4	14.0	17.4	6.2%
Total	$61.4	$1,205.2	$1,266.6	4.8%
(1) Option to extend Bay Adelaide Centre West Tower has been executed subsequent to the quarter-end; however, the maturities have not been adjusted to reflect this extension.

The weighted-average interest rate at March 31, 2010 was 4.8% (compared to 4.8% on December 31, 2009).

Included in commercial property debt at March 31, 2010 is $4.6 million of net deferred financing costs (compared to $5.2 million on December 31, 2009).

For the three months ended March 31, 2010, interest of $15.8 million (compared to $11.7 million during the same period in 2009) was recorded on commercial property debt, of which $nil million (compared to $2.6 million during the same period in 2009) was capitalized to commercial developments.

Approximately 34% of the Entity’s outstanding commercial property debt at March 31, 2010 is floating rate debt (compared to 34% on December 31, 2009). The effect of a 100 basis-point increase in interest rates on interest expense relating to floating rate debt, all else being equal, is an increase in interest expense, net of taxes, of $2.2 million on an annual basis.

Interest rate risk arises when the fair value or future cash flows of commercial property debt fluctuate because of changes in market interest rates. Financing risk arises when lenders will not refinance maturing debt on terms and conditions acceptable to the Entity, or on any terms at all. The Entity attempts to stagger the maturities of its borrowings, as well as obtain fixed-rate debt as the means of managing interest rate risk. The Entity has an ongoing need to access debt markets to refinance maturing debt as it comes due. The Entity’s strategy to stagger its borrowing maturities attempts to mitigate the Entity’s exposure to excessive amounts of debt maturing in any one year.

NOTE 10: DEFERRED INCOME TAXES
Deferred income tax liabilities consist of the following:

(Millions)	Mar. 31, 2010		Dec. 31, 2009
Deferred tax assets related to operating losses	$	―	$	―
Deferred tax liabilities related to difference between tax and book basis		299.3		292.0
Total		$299.3		$292.0

Income tax expense is calculated as follows:

	Three months ended Mar. 31
(Millions)	2010	2009
Income tax expense at the Canadian federal and provincial substantively enacted income tax rate of 30.0% (2009 – 32.0%)	$10.8	$0.9
Increase (decrease) in income tax expense due to the following:
Tax rate difference – Fair value gains (losses)	(0.8)	0.8
Total	$10.0	$1.7

The major components of income tax expense include the following:

	Three months ended Mar. 31
(Millions)	2010	2009
Current tax expense	$2.7	$3.5
Deferred tax expense (recovery)	7.3	(1.8)
Total	$10.0	$1.7

NOTE 11: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the Entity’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan.1, 2009
Accounts payable and accrued liabilities	$59.3	$65.5	$100.1
Accrued interest	8.7	4.2	3.4
Total	$68.0	$69.7	$103.5

NOTE 12: COMMERCIAL PROPERTY AND DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended Mar. 31
(Millions)	2010	2009
Revenue from commercial property operations	$79.7	$63.3
Revenue from development operations	―	1.2
	79.7	64.5
Investment and other income	0.7	2.0
Total	$80.4	$66.5

(b) Commercial property operations
The Entity’s commercial property net operating income is as follows:

	Three months ended Mar. 31
(Millions)	2010	2009
Rental revenue	$79.7	$64.5
Operating expenses	39.8	32.0
Commercial property net operating income	$39.9	$32.5

The Entity generally leases commercial properties under operating leases with lease terms between 5 and 10 years, with options to extend up to a further 5 years.

Future minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Not later than 1 year	$109.4	$141.4
Later than 1 year and not longer than 5 years	459.3	444.8
Later than 5 years	698.8	681.3
	$1,267.5	$1,267.5

Property operating costs includes expenses of $1.5 million (compared to $1.2 million on March 31, 2009) representing rent expense associated with operating leases for land on which certain of the Entity’s commercial properties are situated.  These leases have remaining terms of between 34 and 105 years. The Entity does not have an option to purchase the leased land at the expiry of the lease periods.

Future minimum lease payments under these arrangements are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009
Not later than 1 year	$2.8	$3.7
Later than 1 year and not longer than 5 years	14.9	14.9
Later than 5 years	320.5	325.2
	$338.2	$343.8

(c) Investment and other income
Investment and other income was $0.7 million for the three months ended March 31, 2010 (compared to $2.0 million for the three months ended March 31, 2009). These amounts represent interest income and other income earned during the period.

NOTE 13: FAIR VALUE GAINS (LOSSES)

	For the three months ended
(Millions)	Mar. 31, 2010	Mar. 31, 2009
Investment properties
Commercial properties	$14.6	$(8.0)
Development properties	―	(11.9)
Total	$14.6	$(19.9)

NOTE 14: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the Entity executes agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets and sales of services.

(b) The Entity has previously entered into fixed gas-purchase contracts with a third party gas supplier, which covers the period November 1, 2009 to October 31, 2010. As of March 31, 2010, the remaining commitment for the Entity to purchase gas for its facilities is $0.7 million.

(c) The Entity currently has guaranteed up to $60.0 million of a $420.0 million credit facility related to construction financing on the Bay Adelaide Centre.

(d) The Entity currently has limited recourse for up to $15.0 million related to the Hudson’s Bay Centre debt and $34.7 million related to the Suncor Energy Centre debt.

(e)  The Entity is contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the Entity’s subsidiaries related to security on a defaulted loan. At this time, the estimated contingent liability related to litigation and claims currently being pursued against the Entity is not determinable.

(f) The Company maintains insurance on behalf of the Entity. The Company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood and earthquake). The Company’s all risk policy limit is $1.5 billion per occurrence. The Company’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible, which is the greater of 3% of the value of the property insured or $250,000. This earthquake deductible applies to British Columbia only. All other locations in Canada have a flat $100,000 deductible for earthquakes.  The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 combined for all coverages.

The Company has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business interruption costs. The Company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Entity.

NOTE 15: SEGMENTED INFORMATION
The Entity has only one business segment; the ownership, development and management of commercial properties.

NOTE 16: RELATED-PARTY TRANSACTIONS
In the normal course of operations, the Entity enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the combined interim financial statements.

Included in operating expenses during the three months ended March 31, 2010, are property management fees in the amount of $2.0 million (compared to $1.9 million during the three months ended March 31, 2009), payable to Brookfield Properties Management Company (“BPMC”).

Included in general and administrative expenses during the three months ended March 31, 2010, are Administrative and Regulatory Compliance Service fees in the amount of $1.5 million, which is consistent with the same period of the prior year, and asset management fees in the amount of $1.8 million, compared to $1.4 million during the three months ended March 31, 2009, payable to BPMC.

Included in loans receivable at March 31, 2010, is an $85.0 million (compared to $85.0 million on December 31, 2009) on-demand deposit placed with BPO during the fourth quarter of 2009. For the three months ended March 31, 2010, interest income of $0.3 million was recorded on these deposits (compared to $0.3 million for the same period in 2009 earned from an on-demand deposit of $125.0 million with BPO that was repaid during the first quarter of 2009).

Included in rental revenues during the three months ended March 31, 2010, are amounts received from Brookfield Asset Management (“BAM”), and its affiliates of $0.1 million, which is consistent with the amount during the same period in 2009. In addition, the Entity has certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.

NOTE 17: OTHER INFORMATION
Supplemental cash flow information:

	Three months ended Mar. 31
(Millions)	2010	2009
Cash interest paid	$10.7	$13.4
Cash taxes paid	2.7	3.5

NOTE 18: SUBSEQUENT EVENTS
Subsequent to the quarter end, Brookfield Office Properties Canada acquired the Brookfield Place Interest for a purchase price of approximately $866 million. The purchase price was satisfied by the payment of approximately $15 million in cash, forgiveness of a loan receivable of $85 million, the assumption of debt of approximately $342 million and the issuance of Class B LP Units for the balance.

HISTORICAL FINANCIAL STATEMENTS OF THE BROOKFIELD PLACE INTEREST

Audited financial statements of the Brookfield Place Interest as at and for the year ended December 31, 2009

Auditors' Report

To the Owner of
Phase 2, Brookfield Place (Bay-Wellington Tower)

We have audited the balance sheet of Phase 2, Brookfield Place (Bay-Wellington Tower) (the “Property”) as at December 31, 2009 and the statements of income and comprehensive income, changes in owner’s equity and cash flows for the year then ended. These financial statements are the responsibility of the Property’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Property as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Licensed Public Accountants
Toronto, Canada
June 11, 2010

Phase 2, Brookfield Place (Bay-Wellington Tower)
Balance Sheet

		December 31,
	Notes	2009	2008	*
(Thousands of Canadian $)

Assets
Commercial property	4	$790,782	$807,072
Cash	5	4,490	6,228
Tenant and other receivables	6, 9	16,568	16,391
Prepaid and other assets		504	627
		$812,344	$830,318

Liabilities
Secured indebtedness	8	329,432	$335,862
Accounts payable and other liabilities	7, 9	21,153	18,909
		350,585	354,771

Owner’s equity		461,759	475,547
		$812,344	$830,318
See accompanying notes to the financial statements
*Restated (refer to note 3).

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statement of Income and Comprehensive Income

		Year ended December 31,
	Notes	2009	2008	*
(Thousands of Canadian $)

Rental revenue
		$99,668	$95,105
Expenses
Rental operating expenses	9	48,603	47,378
Interest expense	8	21,934	22,376
General and administrative	1	3,686	2,925
Depreciation and amortization		17,578	16,729
Net income and comprehensive income		$7,867	$5,697
    See accompanying notes to the financial statements
*Restated (refer to note 3).

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statement of Changes in Owner’s Equity

	December 31,
	2009	2008	*
(Thousands of Canadian $)

Retained earnings
Balance at beginning of year	$475,547	$477,477
Net income	7,867	5,697
Distributions	(21,655)	(7,627)
Balance at end of year	461,759	475,547
Accumulated other comprehensive income (“AOCI”)	–	–
Retained earnings and AOCI	461,759	475,547
Owner’s equity at end of year	$461,759	$475,547
See accompanying notes to the financial statements
*Restated (refer to note 3).

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statement of Cash Flows

	Year ended December 31,
	2009	2008 *
(Thousands of Canadian $)

Operating activities
Net income	$7,867	$5,697
Add (deduct):
Depreciation and amortization	17,578	16,729
Deferred leasing costs	(1,135)	(1,190)
Non-cash interest expense	262	252
Changes in other working capital components	2,190	(687)
Cash flows provided by operating activities	26,762	20,801

Investing activity
Capital improvements	(153)	(749)
Cash flows used in investing activity	(153)	(749)

Financing activities
Repayment of secured indebtedness	(6,692)	(6,197)
Distributions	(21,655)	(7,627)
Cash flows used in financing activities	(28,347)	(13,824)

(Decrease) increase in cash	(1,738)	6,228
Cash, beginning of year	6,228	–
Cash, end of year	$4,490	$6,228

Supplementary cash flow information
Interest paid	$22,035	$22,441
See accompanying notes to the financial statements
*Restated (refer to note 3).

Phase 2, Brookfield Place (Bay-Wellington Tower)
Notes to the Financial Statements

NOTE 1: BACKGROUND AND BASIS OF PRESENTATION

The Phase 2, Brookfield Place (Bay-Wellington Tower) financial statements have been prepared based on the consolidated financial statements of Brookfield Properties Ltd. (“BPL”). These financial statements represent (a) a 100% free interest in the Bay Wellington Tower, an office tower located on the northern portion of Brookfield Place, Toronto, Ontario (“Brookfield Place”); (b) a 50% interest (on a per square foot basis) in the retail space of Brookfield Place; and (c) a 56% interest in the parking space serving the Brookfield Place complex (collectively, the “Brookfield Place Interest” or the “Property”). The co-owner of the remaining interests in the retail and parking space of Brookfield Place is OMERS Realty Corporation (“OMERS” or “co-owner”). Bay-Wellington Tower and the retail and parking operations of the Brookfield Place complex are managed by BPL (the “Manager”).

Brookfield Place consists of two high-rise rentable office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets, an enclosed galleria integrating the two office towers, related retail space, the Hockey Hall of Fame and certain other historical buildings.

These financial statements represent the financial position and results of operations had the Brookfield Place Interest been accounted for on a stand-alone basis. As the Brookfield Place Interest itself, prepared on this basis, is an unincorporated entity and does not have share capital and is not liable for income taxes on its income, these financial statements have been prepared without shareholder’s equity or a provision for income taxes. Accordingly, these financial statements do not include all the assets, liabilities, revenues and expenses of BPL and no charges for salaries, interest or similar items relating to BPL have been recorded in these financial statements.

General and administrative costs have been allocated to the Brookfield Place Interest based on management’s best estimate of how services and facilities were historically provided and used by existing personnel of BPL on a cost-recovery basis.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Property are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”), and as described above, and include the following significant policies:

(a)  Commercial property

Commercial property is carried at cost less accumulated depreciation. Depreciation on the building is recorded on a straight-line basis over the estimated useful life of the Property of 60 years. Tenant improvements are capitalized and depreciated over their estimated useful life and leasing costs are deferred and amortized on a straight-line basis over the terms of the leases to which they relate.

Commercial property is reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable and an impairment loss is recognized when the Property’s carrying value exceeds its undiscounted future net cash flow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cash flow take into account the specific business plan for the Property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(b)  Revenue recognition

Rental revenue includes rent earned from tenants under lease agreements, including base rent, property tax and operating cost recoveries, parking rent and incidental income.  Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease. A straight-line receivable is recorded for the difference between the rental revenue recorded and the contractual amount received.

(c) Use of estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amounts and fair values, the allocation of general and administrative costs, the useful lives for depreciation and amortization, and the fair value of financial instruments for disclosure purposes.

(d) Income taxes

As the Brookfield Place Interest itself, prepared on this basis, is an unincorporated entity that is not liable for income taxes, these financial statements have been prepared without a provision for income taxes as described in Note 1.

NOTE 3:  CHANGES IN ACCOUNTING POLICY

Goodwill and Intangible Assets
Effective January 1, 2009, the Property adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets” (“Section 3064”). Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs.” Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Standards concerning goodwill are unchanged from those included in the previous Section 3062. In addition, various changes have been made to other sections of the CICA Handbook for consistency purposes. As a result of the related amendments to Section 1000, “Financial Statement Concepts,” any expenses deferred pursuant to previously existing “matching” concepts and which do not otherwise meet the definition of an asset are no longer eligible for capitalization as an asset.

The adoption of Section 3064 had the following impact on the financial statements:

December 31 (Thousands)	2008

Owners’ equity
Opening balance at January 1, 2008 as previously reported	$477,509
Cumulative impact of change in accounting policy(1)	(32)
Opening balance at January 1, 2008 as restated	$477,477

Ending balance at December 31, 2008 as previously reported	$476,148
Cumulative impact of change in accounting policy(2)	(601)
Ending balance at December 31, 2008 as restated	$475,547
 (1) As decrease of $32 to opening owner’s equity, representing recoverable capital expenditures incurred prior to January 1, 2008 that do not qualify as an asset under CICA Handbook Section 3064.
 (2) Subsequent to January 1, 2008, a decrease of $569 to owner’s equity, representing an increase of $569 to rental operating expenses, was recorded during the year ended December 31, 2008.

December 31	2008

Building improvements and capital expenditures as previously reported	$807,673
Cumulative impact of changes in accounting policies	(601)
Balance at December 31, 2008 - as restated	$807,072

Financial Instruments – Disclosures and Presentation
In June 2009, the CICA issued amendments to Section 3862, “Financial Statements – Disclosures” effective for the Property’s December 31, 2009 financial statements. Specifically, the Property is required to classify and disclose financial instruments recorded at fair value on the balance sheet based on a three-level fair value hierarchy that distinguishes between market value data obtained from independent sources and the Property’s own assumptions about market value: Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities; Level 2 – Valuations based on quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data; and Level 3 – Valuation techniques for which any significant inputs is not based on observable market data.  This section did not have any material impact on the Property’s financial statements.

Credit risk and the fair value of financial assets and financial liabilities
In January 2009, the Emerging Issues Committee (“EIC”) of the CICA issued Abstract No. 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”).  EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is applicable to financial statements for the year ended December 31, 2009.  The adoption of EIC-173 did not have a material impact on the Property’s financial statements.

NOTE 4: COMMERCIAL PROPERTY

The breakdown of commercial property is as follows:

December 31 (Thousands)	2009	2008	*

Commercial property
Land	$111,387	$111,387
Building and improvements	811,920	810,632
Total commercial property	923,307	922,019
Less: accumulated depreciation	(132,525)	(114,947)
	$790,782	$807,072
*Restated (refer to note 3).

NOTE 5: CASH

Cash is classified as held-for trading in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement.” Due to its short-term nature, carrying value approximates fair value.

NOTE 6: TENANT AND OTHER RECEIVABLES

Financial assets in tenant and other receivables are classified as loans and receivables under CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement" and are measured at amortized cost.

These receivables are generally short-term receivables of a trade nature. The carrying value of these receivables approximates fair value due to their short-term nature.

During the year ended December 31, 2009, the Property recorded $Nil (December 31, 2008 - $Nil) as a reserve against tenant and other receivables and $Nil (December 31, 2008 - $9,500) in uncollectible tenant and other receivables was written off during the year.

As at December 31, 2009, approximately $107,500 of the Property’s balance of accounts receivables is over 90 days due (compared to approximately $55,800 on December 31, 2008).

Credit risk related to tenant and other receivables, including straight-line rent receivable, arises from the possibility that tenants may be unable to fulfill their lease commitments. The Property mitigates this risk by carrying out appropriate credit checks and related due diligence on the significant tenants.

As at December 31, 2009, no one tenant occupied more than 10% (December 31, 2008 – 10%) of the total leasable area, or represented more than 23% (December 31, 2008 – 23%) of tenant and other receivables.

NOTE 7: ACCOUNTS PAYABLE AND OTHER LIABILITIES

Financial liabilities in accounts payable and other liabilities are classified as other financial liabilities under CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement" and are measured at amortized cost.

These payables are generally short-term loans of a trade nature. The carrying value of these liabilities approximates fair value due to their short-term nature.

NOTE 8: SECURED INDEBTEDNESS

Secured indebtedness is classified as other financial liabilities under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and is measured at amortized cost following the effective-interest method.

The Property has the following indebtedness:

December 31 (Thousands)	2009	2008

6.40% Series A Bonds (a)	$265,556	$270,747
6.84% Series B Bonds (b)	63,876	65,115
	$329,432	$335,862

(a)6.40% Series A Bonds
The 6.40% Series A Bonds with an initial aggregate principal amount of $300,000,000 incur interest calculated semi-annually at 6.40% per annum.

Included in the 6.40% Series A Bonds is $744,000 of net deferred financing costs (December 31, 2008 - $953,000).

The 6.40% Series A Bonds mature in April 2013, and are due as follows:
December 31 (Thousands)
2010	$5,800
2011	6,200
2012	6,600
2013	247,700
266,300
Deferred financing costs	(744)
$265,556

(b)6.84% Series B Bonds
The 6.84% Series B Bonds with an initial aggregate principal amount of $71,000,000 incur interest calculated semi-annually at 6.84% per annum.

Included in the 6.84% Series B Bonds is $186,000 of net deferred financing costs (December 31, 2008 - $239,000).

The 6.84% Series B Bonds mature in April 2013, and are due as follows:

December 31 (Thousands)
2010	$1,388
2011	1,483
2012	1,580
2013	59,611
64,062
Deferred financing costs	(186)
$63,876

The Property is exposed to interest rate risk on its borrowings. It minimizes this risk by attaining long-term fixed rates. In addition, management considers the term to maturity of long-term debt relative to the remaining average lease terms.

The fair value of secured indebtedness is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instruments. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As at December 31, 2009, the fair market value was estimated at $274,900,000 for the Series A Bonds (December 31, 2008 - $284,200,000), and $67,000,000 for the Series B Bonds (December 31, 2008 – $69,500,000).

As at December 31, 2009, the Property was in compliance with all of its covenants.

For the year ended December 31, 2009, interest expense of $21,934,000 (2008 – $22,376,000) was recorded on the Series A and Series B Bonds.

NOTE 9: RELATED PARTY TRANSACTIONS

In the normal course of operations, the Property enters into various transactions on market terms with related parties. These transactions have been measured at the exchange value.

Included in rental operating expenses during the year ended December 31, 2009 are property and asset management fees in the amount of $4,809,000 (December 31, 2008 - $4,924,000), payable to Brookfield Properties Ltd., the Property’s owner. Of this balance, $157,000 is included in accounts payable and other liabilities as at December 31, 2009 (December 31, 2008 - $412,000).

Included in rental revenues during the year ended December 31, 2009 are amounts received from Brookfield Asset Management Inc. (“BAM”), the ultimate parent of BPL, and its affiliates of $2,036,000 (December 31, 2008 - $2,073,000) for premises occupied within the Property. Of this balance, $75,000 is included in tenant and other receivables as at December 31, 2009 (December 31, 2008 - $71,000).

NOTE 10: SUBSEQUENT EVENTS

On May 1, 2010, BPL’s interest in the Property was sold to Brookfield Office Properties Canada.

Unaudited financial statements of the Brookfield Place Interest as at and for the three months ended March 31, 2010

Phase 2, Brookfield Place (Bay-Wellington Tower)
Balance Sheets

(Unaudited)
(Millions) (CDN$)	Note	Mar. 31, 2010	Dec. 31, 2009(1)	Jan. 1, 2009(1)
Assets
Non-current assets
Investment Properties	4	$869.6	$865.9	$881.6
		869.6	865.9	881.6

Current assets
Tenant receivables and other assets	6	3.7	3.5	4.0
Cash and cash equivalents		3.2	4.5	6.2
		6.9	8.0	10.2
Total assets		$876.5	$873.9	$891.8

Liabilities
Non-current liabilities
Commercial property debt	7	$322.5	$322.5	$329.4
		322.5	322.5	329.4

Current liabilities
Commercial property debt	7	7.1	7.0	6.4
Accounts payable and other liabilities	8	27.4	20.1	17.6
		34.5	27.1	24.0

Total liabilities		357.0	349.6	353.4

Owner’s equity		519.5	524.3	538.4
Total liabilities and owner’s equity		$876.5	$873.9	$891.8
(1) Refer to Note 3 for effect of adoption of IFRS
See accompanying notes to the interim financial statements

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited)		Three months ended Mar. 31
(Millions, except per share amounts) (CDN$)	Note	2010	2009(1)

Revenue	9, 10	$22.7	$23.6
Operating expenses	9, 10	11.4	11.5
		11.3	12.1

Interest	7	5.4	5.5
General and administrative	1	0.9	0.7
Income before fair value gains (losses)		5.0	5.9
Fair value gains (losses)		3.3	(11.1)
Net income (loss) and comprehensive income (loss)		$8.3	$(5.2)
(1) Refer to Note 3 for effect of adoption of IFRS
See accompanying notes to the interim financial statements

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statements of Changes in Owner’s Equity

(Unaudited)	Three months ended Mar. 31
(Millions) (CDN$)	2010	2009(1)
Retained earnings
Balance at beginning of period	$524.3	$538.4
Net income (loss)	8.3	(5.2)
Distributions	(13.1)	(13.7)
Balance at end of period	519.5	519.5
Owner’s equity at end of period	$519.5	$519.5
(1) Refer to Note 3 for effect of adoption of IFRS
See accompanying notes to the  interim financial statements

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statements of Cash Flows

(Unaudited)		Three months ended Mar. 31
(Millions) (CDN$)	Note	2010		2009(1)
Operating activities
Net income (loss) for the period			$8.3		$(5.2)
Add (deduct):
Fair value (gains) losses			(3.3)		11.1
Straight-line rental revenue			0.3		0.2
Non-cash interest expense			0.1		0.1
Initial direct leasing costs			(0.1)		(0.2)
Changes in other working capital components			6.7		6.3
Cash flows provided by operating activities			12.0		12.3

Investing activity
Capital expenditures			(0.2)		―
Cash flows used in investing activity			(0.2)		―

Financing activity
Distributions			(13.1)		(13.7)
Cash used in financing activity			(13.1)		(13.7)

Decrease in cash and cash equivalents			(1.3)		(1.4)
Cash and cash equivalents, beginning of period			4.5		6.2
Cash and cash equivalents, end of period			$3.2		$4.8

Supplementary cash flow information
Interest paid		$	―	$	―
(1) Refer to Note 3 for effect of adoption of IFRS
See accompanying notes to the  interim financial statements

Phase 2, Brookfield Place (Bay-Wellington Tower)
Notes to the Financial Statements

NOTE 1: BACKGROUND AND BASIS OF PRESENTATION

The Phase 2, Brookfield Place (Bay-Wellington Tower) financial statements have been prepared based on the consolidated financial statements of Brookfield Properties Ltd. (“BPL”). These financial statements represent (a) a 100% free interest in the Bay Wellington Tower, an office tower located on the northern portion of Brookfield Place, Toronto, Ontario (“Brookfield Place”); (b) a 50% interest (on a per square foot basis) in the retail space of Brookfield Place; and (c) a 56% interest in the parking space serving the Brookfield Place complex (collectively, the “Brookfield Place Interest” or the “Property”). The co-owner of the remaining interests in the retail and parking space of Brookfield Place is OMERS Realty Corporation (“OMERS” or “co-owner”). Bay-Wellington Tower, and the retail and parking operations of the Brookfield Place complex, are managed by BPL (the “manager”).

Brookfield Place consists of two high-rise rentable office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets, an enclosed galleria integrating the two office towers, related retail space, the Hockey Hall of Fame and certain other historical buildings.

These financial statements represent the financial position and results of operations had the Brookfield Place Interest been accounted for on a stand-alone basis. As the Brookfield Place Interest itself, prepared on this basis, is an unincorporated entity and does not have share capital and is not liable for income taxes on its income, these financial statements have been prepared without shareholder’ equity or a provision for income taxes. Accordingly, these financial statements do not include all the assets, liabilities, revenues and expenses of BPL and no charges for salaries, interest or similar items relating to BPL have been recorded in these financial statements.

General and administrative costs have been allocated to the Brookfield Place Interest based on management’s best estimate of how services and facilities were historically provided and used by existing personnel of BPL on a cost-recovery basis.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of compliance
International Financial Reporting Standards (“IFRS”) requires an entity to adopt IFRS in its first annual financial statements under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The Property will make this statement when it issues its 2010 annual financial statements.

These financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Property expects to adopt in its financial statements for the year ending December 31, 2010.

As these financial statements are the Property’s first financial statements prepared using IFRS, certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS that were accordingly not in the Property’s most recent annual financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) have been included in these financial statements.

These interim financial statements should be read in conjunction with the Property’s 2009 annual financial statements and in consideration of the IFRS transition disclosures included in Note 3 and the additional annual disclosures included herein.

(b)  Basis of presentation
The financial statements are prepared on a going concern basis and have been presented in Canadian dollars rounded to the nearest million. The accounting policies set out below have been applied consistently in all material respects. Standards and guidelines not effective for the current accounting period were:

(i)	Financial instruments
IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Property is currently evaluating the impact of IFRS 9 on its financial statements.

(ii)	Related party disclosures – revised definition of related parties
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their consolidated financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The Property is currently evaluating the impact of the change to IAS 24 on its financial statements.

(c)  Investment properties
Investment properties include commercial properties held to earn rental income. Commercial properties are recorded at fair value, determined based on available market evidence, at the balance sheet date.  Related fair value gains and losses are recorded in net income in the period in which they arise.

Initial direct leasing costs incurred by the Property in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

(d)  Provisions
A provision is a liability of uncertain timing or amount. Provisions are recognized when the Property has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(e)  Revenue recognition
The Property has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the Property is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(f)  Financial instruments
The following summarizes the Property’s classification and measurement of financial instruments:

Financial assets and liabilities	Classification	Measurement
Tenant receivables and other assets	Loans and receivables	Amortized cost
Commercial property debt	Other liabilities	Amortized cost
Accounts payable and other liabilities	Other liabilities	Amortized cost

(g)  Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(h)  Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the Property’s accounting policies and that have the most significant effect on the amounts in the financial statements:

(i)	Leases
The Property’s policy for revenue recognition on commercial properties is described in Note 2(e). In applying this policy, the Property makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences.

(ii)	Investment property
The Property’s accounting policies relating to investment property are described in Note 2(c). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property.

(i)  Critical Accounting Estimates and Assumptions
The Property makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period.  Actual results could differ from estimates.  The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

Investment property
The critical estimates and assumptions underlying the valuation of commercial properties are set out in Note 4.

NOTE 3: TRANSITION TO IFRS

The Property has adopted IFRS effective January 1, 2009 (“the transition date”) and has prepared its opening IFRS balance sheet as at that date. Prior to the adoption of IFRS, the Property prepared its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). The Property’s financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. The Property will ultimately prepare its opening IFRS balance sheet by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, the opening IFRS balance sheet and the December 31, 2009 comparative balance sheet ultimately presented in the financial statements for the year ending December 31, 2010 may differ from those presented at this time.

(a)      Mandatory exceptions to retrospective application

In preparing these financial statements in accordance with IFRS 1, the Property has applied a mandatory exception from full retrospective application of IFRS. The mandatory exception applied from full retrospective application of IFRS is described below.

Estimates

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Property under Canadian GAAP are consistent with their application under IFRS.

(b)      Reconciliation of equity as reported under Canadian GAAP and IFRS

The following is a reconciliation of the Property’s owner’s equity reported in accordance with Canadian GAAP to its owner’s equity in accordance with IFRS at the transition date:

(Millions)	Note	Owner’s equity
As reported under Canadian GAAP - December 31, 2008		$475.5
Differences increasing reported amount:
Investment property	(i)	62.9
As reported under IFRS - January 1, 2009		$538.4

The following is a reconciliation of the Property’s owner’s equity reported in accordance with Canadian GAAP to its owner’s equity in accordance with IFRS at December 31, 2009:

(Millions)	Note	Owner’s equity
As reported under Canadian GAAP – December 31, 2009		$461.8
Differences increasing reported amount:
Investment property	(i)	62.5
As reported under IFRS – December 31, 2009		$524.3

(i)	Investment property
The Property considers its commercial properties to be investment properties under IAS 40, “Investment Property” (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production for supply of goods or services or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for investment property. The Property has elected to use the fair value model. This adjustment to retained earnings represents the cumulative unrealized gain in respect of the Property’s investment property, net of the reclassification of straight-line rent receivables, free-rent receivables, tenant inducement receivables and deferred rent payables.

The Property determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at January 1, 2009 less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to the estimated year 11 cash flows.

(d)Reconciliation of Net Income As Reported Under Canadian GAAP and IFRS
The following is a reconciliation of the Property’s net income reported in accordance with Canadian GAAP to its net income in accordance with IFRS for the year ended December 31, 2009:

(Millions)	Note	Year ended Dec. 31, 2009
As reported under Canadian GAAP		$7.9
Differences decreasing reported amount:
Investment property	(i)	—
Lease accounting	(ii)	(0.2)
Net income (loss) as reported under IFRS		$7.7

(i)	Investment property
In accordance with IFRS and the Property’s policy choice, the Property measures investment property at fair value and records changes in fair value in income during the period of change. Under Canadian GAAP, commercial property was recorded at cost and depreciated over its estimated life.

The effect on income of these differences is as follows:

(Millions)	Three months ended Mar. 31, 2009	Year ended Dec. 31, 2009
Fair value losses recorded under IFRS	$(11.1)	$(17.6)
Depreciation and amortization recorded under Canadian GAAP	4.2	17.6
Difference	$(6.9)	$—

(ii)	Lease accounting
Consistent with Canadian GAAP, IFRS requires rental revenue from operating leases to be recognized on a straight-line basis over the term of the lease.  However, Canadian GAAP adopted this accounting on a prospective basis in 2004 and as a result this adjustment reflects the amounts that would be recognized as rental revenue under IFRS had the applicable leases been accounted for on a straight-line basis since their inception.

(e)	Upon the adoption of IFRS, all previously recognized financial assets and financial liabilities have been designated consistent with the designations under Canadian GAAP.

(f)	There were no material adjustments to the statements of cash flows as a result of the conversion to IFRS.

NOTE 4: INVESTMENT PROPERTIES

(Millions)	Three months ended Mar. 31, 2010 Commercial Properties	Year ended Dec. 31, 2009 Commercial Properties
Balance at beginning of period	$865.9	$881.6
Additions:
Capital expenditures	0.2	0.2
Leasing commissions	0.1	1.1
Revaluation gain (loss), net	3.3	(17.6)
Other changes	0.1	0.6
Balance at end of period	$869.6	$865.9

Commercial property was valued by the Property based on available market evidence.  The Property determined the fair value of commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows.

The key valuation metrics are set out in the following table:
	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Discount rate	7.0%	7.0%	6.5%
Terminal capitalization rate	6.3%	6.3%	6.1%
Investment horizon (Years)	10.0	10.0	12.0
Included in commercial properties is $13.6 million (compared to $13.6 million on December 31, 2009) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases.”

Investment property with a carrying value of $769.5 million (compared to $766.3 million at December 31, 2009) is pledged as security for commercial property debt.

NOTE 5: INVESTMENT IN JOINTLY CONTROLLED ASSETS

The Property’s interests in the following assets are subject to joint control and, accordingly, the Property has recorded its share of the related assets, liabilities, revenue and expenses of the properties:

	Proportionate Ownership Interest
Jointly controlled assets	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Brookfield Place Retail	50%	50%	50%
Brookfield Place Parking	56%	56%	56%

Summarized financial information in respect of the Property’s interest in jointly controlled assets is set out below:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets	$100.1	$99.6	$102.7
Current assets	1.2	1.3	1.1
Total assets	101.3	100.9	103.8

Non-current liabilities	—	—	—
Current liabilities	0.8	0.8	0.8
Total liabilities	0.8	0.8	0.8
Net assets	$100.5	$100.1	$103.0

	For the three months ended Mar. 31
(Millions)	2010	2009
Revenue	$2.1	$2.2
Expenses	1.3	1.3
	0.8	0.9
Fair value gains (losses)	1.0	(0.7)
Net income	$1.8	$0.2

NOTE 6: TENANT RECEIVABLES AND OTHER ASSETS

A breakdown of receivables and other assets is as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Tenant and other receivables	$3.5	$3.0	$3.4
Prepaid expenses and other assets	0.2	0.5	0.6
Total	$3.7	$3.5	$4.0

During the quarter ended March 31, 2010, the Property recorded $nil (compared to $nil on December 31, 2009) as a reserve against uncollectible tenant receivables.

As of March 31, 2010, $nil of the Property’s balance of accounts receivables is over 90 days due (compared to approximately $0.1 million on December 31, 2009).

Credit risk related to tenant and other receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Property mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. Currently no single tenant represents more than 10% of total leasable area and 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants which have investment-grade credit ratings. Over the next few years, the Property has a lease expiry profile of 4.5% for the remainder of this year, 10.8% in 2011 and 3.3% in 2012.

NOTE 7: COMMERCIAL PROPERTY DEBT

The Property’s secured commercial property debt is non-recourse to the Property.

A breakdown of the commercial property debt is as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current
6.40% Series A Bonds (a)	$259.9	$259.9	$265.5
6.84% Series B Bonds (b)	62.6	62.6	63.9
	322.5	322.5	329.4
Current
6.40% Series A Bonds (a)	5.8	5.7	5.2
6.84% Series B Bonds (b)	1.3	1.3	1.2
	7.1	7.0	6.4
Total	$329.6	$329.5	$335.8

(a) 6.40 % Series A Bonds
The 6.40% Series A Bonds with an initial aggregate principal amount of $300.0 million incur interest calculated semi-annually at 6.40% per annum. Included in the 6.40% Series A Bonds is $0.6 million of net deferred financing costs (compared to $0.7 million on December 31, 2009).

The 6.40% Series A Bonds mature in April 2013 and are due as follows:

(Millions)
Remainder of 2010	$5.8
2011	6.2
2012	6.6
2013	247.7
266.3
Deferred financing costs	(0.6)
Total	$265.7

(b) 6.84 % Series B Bonds
The 6.84% Series B Bonds with an initial aggregate principal amount of $71.0 million incur interest calculated semi-annually at 6.84% per annum. Included in the 6.84% Series B Bonds are $0.2 million of net deferred financing costs (compared to $0.2 million on December 31, 2009).

The 6.84% Series B Bonds mature in April 2013 and are due as follows:

(Millions)
Remainder of 2010	$1.3
2011	1.6
2012	1.6
2013	59.6
64.1
Deferred financing costs	(0.2)
Total	$63.9

For the three months ended March 31, 2010, interest of $5.4 million (compared to $5.5 million during the same period in 2009) was recorded on commercial property debt.

Interest rate risk arises when the fair value or future cash flows of commercial property debt fluctuate because of changes in market interest rates. Financing risk arises when lenders will not refinance maturing debt on terms and conditions acceptable to the Property, or on any terms at all. The Property attempts to stagger the maturities of its borrowings, as well as obtain fixed-rate debt as the means of managing interest rate risk. The Property has an ongoing need to access debt markets to refinance maturing debt as it comes due. The Property’s strategy to stagger its borrowing maturities attempts to mitigate the Property’s exposure to excessive amounts of debt maturing in any one year.

NOTE 8: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the Property’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan.1, 2009
Accounts payable and accrued liabilities	$17.1	$15.1	$12.5
Accrued interest	10.3	5.0	5.1
Total	$27.4	$20.1	$17.6

NOTE 9: COMMERCIAL PROPERTY OPERATIONS

The Property’s commercial property net operating income is as follows:

	Three months ended Mar. 31
(Millions)	2010	2009
Rental revenue	$22.7	$23.6
Operating expenses	11.4	11.5
Commercial property net operating income	$11.3	$12.1
The Property generally leases commercial properties under operating leases with lease terms between five and ten years, with options to extend up to a further five years.

Future minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	Mar. 31, 2010
Not later than one year	$31.1
Later than one year and not longer than five years	127.7
Later than five years	69.0
$227.8

NOTE 10: RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Property enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the interim financial statements.

Included in operating expenses during the three months ended March 31, 2010, are property and asset management fees in the amount of $1.2 million (compared to $1.1 million during the three months ended March 31, 2009), payable to Brookfield Properties Ltd., the Property’s parent company.

Included in revenues during the three months ended March 31, 2010 are amounts received from Brookfield Asset Management Inc. (“BAM”), the ultimate parent of BPL, and its affiliates of $0.5 million (compared to $0.4 million during the three months ended March 31, 2009).

NOTE 11: SUBSEQUENT EVENTS

On May 1, 2010, Brookfield Properties Limited’s interest in the Property was sold to Brookfield Office Properties Canada.

NOTE 12: APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the manager of the Property and authorized for issue on June 29, 2010

PRO FORMA FINANCIAL STATEMENTS OF BROOKFIELD OFFICE PROPERTIES CANADA

Pro forma consolidated statement of income and comprehensive income of Brookfield Office Properties Canada for the year ended December 31, 2009

Brookfield Office Properties Canada
Pro Forma Consolidated Statement of Income and Comprehensive Income For the Year Ended December 31, 2009

(UNAUDITED)

($ Millions, except per unit amount)	BPP Carve-Out Portfolio*	Brookfield Place Interest*	Pro forma adjustments	Note References	Consolidated BOX
Total revenue	$264.0	$99.7	—		$363.7

Net operating income
Commercial property	$143.7	$51.1	$2.1	2(d)	$196.9
Investment and other	2.7	—	(1.9)	2(a)	0.8
	146.4	51.1	0.2		197.7
Expenses
Interest	42.5	21.9	—		64.4
General and administrative	11.7	3.7	(9.4)	2(c)(i)	6.0
Asset management fee	-	—	9.0	2(c)(ii)	9.0
	92.2	25.5	0.6		118.3
Depreciation and amortization	34.4	17.6	—		52.0
Income taxes	18.5	—	(18.5)	2(b)	—
Net income and comprehensive income	$39.3	$7.9	$19.1		$66.3
Number of units outstanding					93.2
Net income per basic and diluted unit					$0.71
See accompanying notes to the consolidated financial statements
* Refer to note 1 - Organization and arrangement of BOX.

Brookfield Office Properties Canada
Notes to Pro Forma Consolidated Financial Statements as at and for the year ended December 31, 2009

(UNAUDITED)

1. BASIS OF PRESENTATION

These financial statements have been prepared for illustrative purposes only and therefore do not represent the actual financial position or results of Brookfield Office Properties Canada (“BOX”).

Except for terms defined in these unaudited pro forma consolidated financial statements, all other capitalized terms are as defined in the non-offering prospectus of BOX.

Organization and arrangement of BOX

BOX is an unincorporated, closed-end real estate investment trust established under the laws of the Province of Ontario and created pursuant to the Declaration of Trust dated March 19, 2010.

The Transaction involved the reorganization of BPO Properties Ltd.’s (“BPP”) directly owned office assets under BOX. In addition, BOX acquired from Brookfield Properties Corporation (“BPO”) its interest in Brookfield Place (the “Brookfield Place Interest”), BPO’s flagship office complex in Toronto which consists of Bay Wellington Tower and a partial interest in the associated retail concourse. The Transaction was effected pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). Prior to the Arrangement becoming effective, BPP and various other wholly-owned subsidiary entities of BPP transferred directly owned office assets (the “Contributed Assets”) to Brookfield Office Properties Canada LP.

The Contributed Assets was transferred in exchange for the assumption of debt and issuance of units of BOX (“Trust Units”) and Class B Limited Partnership Units of Brookfield Office Properties Canada LP (“Class B LP Units”). The purchase price for the Brookfield Place Interest was satisfied by the payment of approximately $100.0 million in cash, the assumption of debt and the issuance of Class B LP Units.

Following the Transaction, BPO and its affiliates, which held BPP’s common shares and non-voting equity shares, now hold Trust Units and Class B LP Units. Holders of BPP’s common shares other than BPO and its affiliates received one Trust Unit for each common share held. Pursuant to the Transaction, BPO acquired all of the common equity of BPP that it does not already own. Select assets of BPP, including the Canadian Office Fund and certain development properties, as well as certain other assets that are not permitted to be owned by BOX under rules governing real estate investment trusts, were retained by BPP. BPP continues to have preferred shares outstanding and no changes were made to their terms in connection with the Transaction.

The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting unit which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of unitholders of BOX. Each Class B LP Unit, together with the accompanying Special Voting Unit, has economic and voting rights equivalent in all material respects to one Trust Unit. The holders of Class B LP Units are entitled to receive distributions when declared by Brookfield Office Properties Canada LP. However, the Class B LP Units have limited voting rights in Brookfield Office Properties Canada LP.

Basis of Accounting

The accompanying pro forma consolidated statement of income and comprehensive income for the year ended December 31, 2009 (the “Pro Forma Statements”), have been prepared by management of BPP in accordance with Canadian generally accepted accounting principles (“GAAP”). The Pro Forma Financial Statements have been prepared with information derived from the audited combined financial statements of the BPP Carve-Out Portfolio, the Brookfield Place Interest, and the adjustments and assumptions outlined below.

BOX accounts for its interest in Brookfield Office Properties Canada LP under the consolidation method as it holds all of the Class A LP Units of Brookfield Office Properties Canada LP. The holders of the Class A LP Units are entitled to vote at all meetings of the partners of Brookfield Office Properties Canada LP. In addition, BOX is the sole shareholder of BOPC GP Inc., the general partner of Brookfield Office Properties Canada LP, which has full power and exclusive authority to administer, manage, control and operate the business and affairs of Brookfield Office Properties Canada LP.

The actual adjustments to the consolidated financial statements of BOX will depend on a number of factors including, but not limited to, net carrying amounts and asset valuation. Therefore, the actual adjustments may differ from the pro forma adjustments.

The Pro Forma Statements should be read in conjunction with the audited combined financial statement of the BPP Carve-Out Portfolio for the year ended December 31, 2009 and the audited financial statements of the Brookfield Place Interest for the year ended December 31, 2009. The Pro Forma Statements do not purport to represent what the financial position or consolidated results of operations of BOX actually would have been if the Transaction had been completed on the dates indicated or what the financial position or consolidated results of operations of BOX will be for any future period.

2. PRO FORMA CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

The pro forma consolidated statement of income and comprehensive income for the year ended December 31, 2009, has been prepared as if the Transaction had been completed on January 1, 2009. Adjustments to the pro forma statement of income and comprehensive income reflect the following:

2(a)
Removal of the investment and other income of $1.9 million relating to certain assets held by BPP and its subsidiaries that are not permitted to be owned by BOX under the rules governing real estate investment trusts will form part of the Excluded Assets and will be retained by BPP for consideration and will not be transferred to Brookfield Office Properties Canada LP as part of the Transaction.

2(b)	It is expected that BOX will not be required to pay income taxes.

2(c)
The existing management fee platform will be retained by BPP for consideration and will not be transferred to Brookfield Office Properties Canada LP as part of the Transaction. The fee streams, net of related general and administrative expenses, are as follows:

(i)	General and administrative costs of $9.4 million relating to the overhead expenses under the current management fee agreement will be replaced by a new management fee arrangement as noted in 2(c)(ii).

(ii)	Estimated asset management fee of $9.0 million pursuant to the new management fee arrangement.

2(d)	Increase in net operating income of $2.1 million representing Brookfield Place Interest’s asset management fees that will be replaced by a new management fee arrangement as noted in 2(c)(ii).

3. PRO FORMA TRUST UNITS OUTSTANDING

The pro forma issued number of Trust Units is as follows:

BOX issued 20.3 million Trust Units as consideration in part for the acquisition of the BPP Carve-Out Portfolio.

Brookfield Office Properties Canada LP issued 72.9 million Class B LP Units as consideration in part for the acquisition of the Brookfield Place Interest and as consideration in part for the acquisition of the BPP Carve-Out Portfolio.

Unaudited pro forma consolidated balance sheet of Brookfield Office Properties Canada as at March 31, 2010 and
pro forma consolidated statement of  income and comprehensive income for the three months ended March 31, 2010

Brookfield Office Properties Canada
Pro Forma Consolidated Balance Sheet as at March 31, 2010

(UNAUDITED)

($ Millions)	BPP Carve-Out Portfolio*	Brookfield Place Interest*	Pro forma adjustments	Note References	Consolidated BOX
Assets
Non-current assets
Investment properties	$2,835.6	$869.6	$—		$3,705.2
Current assets
Loan receivable	85.0	—	(85.0)	2(a)	—
Tenant receivables and other assets	22.9	3.7	(3.7)	2(b)	22.9
Cash and cash equivalents	43.2	3.2	(3.2)	2(b)
			(15.0)	2(a)	28.2
	151.1	6.9	(106.9)		51.1
Total assets	$2,986.7	$876.5	$(106.9)		$3,756.3

Liabilities
Non-current liabilities
Commercial property debt	$819.3	$322.5	$—		$1,141.8
Deferred income tax liabilities	299.3	—	(299.3)	2(c)	—
	1,118.6	322.5	(299.3)		1,141.8

Current liabilities
Commercial property debt	447.3	7.1	—		454.4
Accounts payable and other liabilities	68.0	27.4	(27.4)	2(b)	68.0
	515.3	34.5	(27.4)		522.4
Total liabilities	1,633.9	357.0	(326.7)		1,664.2

Equity in net assets	1,352.8	519.5	(424.0)	2(d)(i)
			(423.9)	2(d)(ii)
			(1,098.0)	2(d)(ii)
			249.8	2(d)(iv)	176.2
Trust units			423.9	2(d)(ii)
			(6.5)	2(d)(iii)	417.4
Unitholders’ equity			(1,278.7)		593.6
Non-controlling interests			424.0	2(d)(i)
			1,098.0	2(d)(ii)
			(23.5)	2(d)(iii)	1,498.5
Total equity			219.8		2,092.1
Total liabilities and equity	$2,986.7	$876.5	$(106.9)		$3,756.3
See accompanying notes to the consolidated financial statements.
*Refer to note 1 - Organization and arrangement of BOX.

Brookfield Office Properties Canada
Pro Forma Consolidated Statement of Income and Comprehensive Income for the three months ended March 31, 2010

(UNAUDITED)

($ Millions, except per unit amount)	BPP Carve-Out Portfolio*	Brookfield Place Interest*	Pro forma adjustments	Note References	Consolidated BOX
Total Revenue	$79.7	$22.7	—		$102.4

Net operating income
Commercial property	$39.9	$11.3	$0.5	3(c)	$51.7
Investment and other	0.7	—	—		0.7
	40.6	11.3	0.5		52.4
Expenses
Interest	15.8	5.4			21.2
General and administrative	3.3	0.9	(2.7)	3(b)(i)	1.5
Asset management fee	—	—	2.3	3(b)(ii)	2.3

Income before fair value gains and income taxes	21.5	5.0	0.9		27.4
Fair value gains	14.6	3.3	—		17.9
Income taxes	(10.0)	—	10.0	3(a)	—
Net income and comprehensive income	$26.1	$8.3	$10.9		$45.3

Net income and comprehensive income attributable to
Unitholders					$9.9
Non-controlling interest					35.4
					45.3
Net income and comprehensive income per unit attributable to unitholders - basic and diluted					$0.49
See accompanying notes to the consolidated financial statements.
*Refer to note  1 - Organization and arrangement of BOX.

Brookfield Office Properties Canada
Notes to Pro Forma Consolidated Financial Statements as at and for the three months ended March 31, 2010

(UNAUDITED)

1. BASIS OF PRESENTATION

These financial statements have been prepared for illustrative purposes only and therefore do not represent the actual financial position or results of Brookfield Office Properties Canada (“BOX”).

Except for terms defined in these unaudited pro forma consolidated financial statements, all other capitalized terms are as defined in the non-offering prospectus of BOX.

Organization and arrangement of BOX

BOX is an unincorporated, closed-end real estate investment trust established under the laws of the Province of Ontario and created pursuant to the Declaration of Trust dated March 19, 2010.

The Transaction involved the reorganization of BPO Properties Ltd.’s (“BPP”) directly owned office assets under BOX. In addition, BOX acquired from Brookfield Properties Corporation (“BPO”) its interest in Brookfield Place (the “Brookfield Place Interest”), BPO’s flagship office complex in Toronto which consists of Bay Wellington Tower and a partial interest in the associated retail concourse. The Transaction was effected pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). Prior to the Arrangement becoming effective, BPP and various other wholly-owned subsidiary entities of BPP transferred directly owned office assets (the “Contributed Assets”) to Brookfield Office Properties Canada LP.

The Contributed Assets were transferred in exchange for the assumption of debt and issuance of units of BOX (“Trust Units”) and Class B Limited Partnership Units of Brookfield Office Properties Canada LP (“Class B LP Units”). The purchase price for the Brookfield Place Interest was satisfied by the payment of approximately $100.0 million in cash, the assumption of debt and the issuance of Class B LP Units.

Following the Transaction, BPO and its affiliates, which held BPP’s common shares and non-voting equity shares, now hold Trust Units and Class B LP Units. Holders of BPP’s common shares other than BPO and its affiliates received one Trust Unit for each common share held. Pursuant to the Transaction, BPO acquired all of the common equity of BPP that it does not already own. Select assets of BPP, including the Canadian Office Fund and certain development properties, as well as certain other assets that are not permitted to be owned by BOX under rules governing real estate investment trusts, were retained by BPP. BPP continues to have preferred shares outstanding and no changes were made to their terms in connection with the Transaction.

The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting unit which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of unitholders of BOX. Each Class B LP Unit, together with the accompanying Special Voting Unit, has economic and voting rights equivalent in all material respects to one Trust Unit. The holders of Class B LP Units are entitled to receive distributions when declared by Brookfield Office Properties Canada LP. However, the Class B LP Units have limited voting rights in Brookfield Office Properties Canada LP.

Basis of Accounting

The accompanying pro forma consolidated balance sheet as at March 31, 2010 and the pro forma consolidated statement of income and comprehensive income for the three-months ended March 31, 2010 (collectively, the “Pro Forma Statements”), have been prepared by management of BPP in accordance with International Financial Reporting Standards (“IFRS”). The Pro Forma Financial Statements have been prepared with information derived from the unaudited combined interim financial statements of the BPP Carve-Out Portfolio, the Brookfield Place Interest and the adjustments and assumptions outlined below.

BOX accounts for its interest in Brookfield Office Properties Canada LP under the consolidation method as it holds all of the Class A LP Units of Brookfield Office Properties Canada LP. The holders of the Class A LP Units are entitled to vote at all meetings of the partners of Brookfield Office Properties Canada LP. In addition, BOX is the sole shareholder of BOPC GP Inc., the general partner of Brookfield Office Properties Canada LP, which has full power and exclusive authority to administer, manage, control and operate the business and affairs of Brookfield Office Properties Canada LP.

The actual adjustments to the consolidated financial statements of BOX will depend on a number of factors including, but not limited to, net carrying amounts and asset valuation. Therefore, the actual adjustments may differ from the pro forma adjustments.

The Pro Forma Statements should be read in conjunction with the unaudited combined interim financial statement of the BPP Carve-Out Portfolio for the three-months ended March 31, 2010 and the unaudited financial statements of the Brookfield Place Interest for the three-months ended March 31, 2010. The Pro Forma Statements do not purport to represent what the financial position or consolidated results of operations of BOX actually would have been if the Transaction had been completed on the dates indicated or what the financial position or consolidated results of operations of BOX will be for any future period.

2. PRO FORMA CONSOLIDATED BALANCE SHEET

The pro forma consolidated balance sheet of BOX, as at March 31, 2010 has been prepared as if the Transaction had been completed on March 31, 2010. Adjustments to the pro forma consolidated balance sheet reflect the following:

2(a)
A wholly-owned subsidiary of BPP transfered the Brookfield Place Interest to Brookfield Office Properties Canada LP in exchange for cash of $15.0 million and a reduction in the loan receivable of $85.0 million.

2(b)	Working capital of the Brookfield Place Interest will be retained by the indirect wholly-owned subsidiary of BPO for consideration and will not be transferred to BOX.

2(c)	It is expected that BOX will not be required to pay income tax or benefit from tax assets.

2(d)	The following adjustments are made to equity in net assets:

(i)	A wholly-owned subsidary of BPP transfered the Brookfield Place Interest to Brookfield Office Properties Canada LP in exchange for $424.0 million in Class B LP Units

(ii)
BPP and various other wholly-owned subsidiary of BPP transfered the BPP Carve-Out Portfolio to Brookfield Office Properties Canada LP in exchange for $423.9 million in Trust units and $1,098.0 million in Class B LP Units

(iii)	Adjustment to reflect the carrying amount of units issued

(iv)	Adjustment to reflect the retained earnings assumed by BOX

3. PRO FORMA CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

The pro forma consolidated statement of income and comprehensive income for the three-months ended March 31, 2010, has been prepared as if the Transaction had been completed on January 1, 2009. Adjustments to the pro forma statement of income and comprehensive income reflect the following:

3(a)	It is expected that BOX will not be required to pay income taxes.

3(b)
The existing management fee platform will be retained by BPP for consideration and will not be transferred to Brookfield Office Properties Canada LP as part of the Transaction. The fee streams, net of related general and administrative expenses, are as follows:

(i)	General and administrative costs of $2.7 million relating to the overhead expenses under the current management fee agreement will be replaced by a new management fee arrangement as noted in 3(b)(ii).

(ii)	Estimated asset management fee of $2.3 million pursuant to the new management fee arrangement.

3(c)	Increase in net operating income of $0.5 million representing Brookfield Place Interest’s asset management fees that will be replaced by a new management fee arrangement as noted in 3(b)(ii).

4. PRO FORMA TRUST UNITS OUTSTANDING AND NON-CONTROLLING INTEREST

The pro forma issued number of Trust Units and non-controlling interest units is as follows:

Trust Units

BOX issued 20.3 million Trust Units as consideration in part for the acquisition of the BPP Carve-Out Portfolio.

Non-Controlling Interest

Brookfield Office Properties Canada LP issued 72.9 million Class B LP Units as consideration in part for the acquisition of the Brookfield Place Interest and as consideration in part for the acquisition of the BPP Carve-Out Portfolio.

APPENDIX B
GOVERNANCE GUIDELINES

1.           INTRODUCTION

Governance relates to the activities of the board of trustees who are elected by and are accountable to the unitholders, and takes into account the role of the senior officers of Brookfield Office Properties Canada (“BOX” or the “Trust”) who are appointed by the board of trustees, in consultation with Brookfield Properties Corporation (“BPO”) and who are charged with the ongoing management of BOX.

The Board is of the view that the governance policies and practices of BOX, outlined below (the “Governance Guidelines”) are comprehensive and consistent with requirements of the Toronto Stock Exchange, applicable Canadian securities laws and the practices of Canadian public issuers in similar circumstances to the Trust.

The board of trustees (the “Board”) of the Trust will revise these Governance Guidelines from time to time based on its assessment of the Trust’s needs and legal and regulatory developments and changes in practices. The Trust’s Governance and Nominating Committee will review these Governance Guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.           ROLE AND FUNCTIONS OF THE BOARD

The role of the Board is to oversee the business and affairs of the Trust which are conducted by its officers under the direction of the Chief Executive Officer. In doing so, the Board acts at all times with a view to the best interests of BOX. The Board endeavors to ensure that unitholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Trust including its suppliers, customers and the communities in which it operates.

In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:

Strategic planning

(a)	oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Trust and monitoring performance of the Trust under the plan;

(b)	oversee the financial and business strategies and objectives included within the business plan;

Oversight of management

(a)	oversee the provision of management, human resource, legal and other services;

(b)	together with BPO, develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

(c)	together with BPO, oversee the selection and evaluation of the Chief Executive Officer;

(d)	together with BPO, oversee the selection and evaluation of other senior officers;

(e)	together with BPO, monitor succession planning of the Chief Executive Officer and other senior officers;

(f)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior officers;

Risk assessment and management

(a)	assess the major risks facing the Trust and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;

Public disclosure and financial reporting

(a)
oversee the Trust’s public disclosure and financial reporting, review and monitor the Trust’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting;

(b)
oversee compliance with the code of business conduct and ethics of BPO (the “Code of Business Conduct and Ethics”), which the Board has adopted for the Trust, and which applies to the senior management and trustees of the Trust to ensure that the Trust maintains its integrity and accountability;

Governance

(a)	ensure an appropriate system of governance is in place so the Board and the senior management can operate effectively, in the best interests of the Trust;

(b)	confirm that processes are in place for the Trust and its businesses to address and comply with applicable legal,regulatory, corporate, securities and other compliance matters;

(c)	oversee the creation of a culture of integrity throughout the organization;

Approval of certain matters

(a)	approve all material transactions for the Trust; and

(b)
approve those matters which may not be delegated by the Board under applicable law and the Declaration of Trust of BOX including, among others, the issuance of securities of the Trust (except in the manner and on terms authorized by the Board), the declaration of distributions and the repurchase or redemption of units of the Trust, or any other matter which the Board reserved to itself the right to approve notwithstanding the delegation of the day-to-day management of the business of the Trust.

3.           QUALIFICATIONS OF TRUSTEES

Trustees are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Trust and its unitholders. They are also expected to possess skills and competencies in areas that are relevant to the Trust’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Trust.

Each trustee must have an understanding of the Trust’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Trust relative to its principal competitors. Trustees must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Chair of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, resign from the Board.

4.           COMPOSITION OF BOARD

Size of Board and selection process

The trustees of the Trust are elected each year by the unitholders at the annual meeting of unitholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and based on this recommendation the Board proposes a slate of nominees to the unitholders for election. Any unitholder may propose a nominee for election to the Board by means of a unitholder proposal at the annual meeting.

The Board also recommends the number of trustees on the Board for approval to the unitholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the Board believes that five trustees is an appropriate size for the Board and its committees to operate effectively. Between annual meetings, the Board may appoint trustees to serve until the next annual meeting, subject to the relevant provisions of the Declaration of Trust.

Independence of trustees and representation of unitholders interests

BPO owns an equity interest in Brookfield Office Properties Canada of approximately 90.6%. Brookfield Asset Management Inc. owns or controls approximately 51.0% of BPO’s common shares and 97.1% of BPO’s Class A redeemable voting preferred shares. Two members of the Board are officers of BPO, one of whom is the Chair and one who is the President and Chief Executive Officer of the Trust, and the remaining three are Independent Trustees (as defined below). The Board considers that its current size and composition is appropriate given the diversity of the Trust’s operations and the need for a variety of experience and backgrounds. The Board believes that a combination of Independent Trustees and trustees related to BPO leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision-making.

The Board, with the assistance of the Governance and Nominating Committee, determines whether each trustee is an “Independent Trustee”. In making these determinations, the Board annually examines each individual trustee’s circumstances and his or her relationship to the Trust and its affiliates and evaluates if he or she meets the definition of an Independent Trustee. In determining independence, the Board relies on the definition of “independent” as referenced in National Instrument 58-101 — Disclosure of Corporate Governance Practices. Generally, an Independent Trustee means a trustee who has been affirmatively determined by the Board to have no material relationship with the Trust, either directly or indirectly as a partner, unitholder or officer of an organization that has a relationship with the Trust. A material relationship is a relationship which could, in the Board’s determination, reasonably interfere with the exercise of a trustee’s independent judgment. Trustees have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.

Financial literacy

Each member of the Audit Committee shall be financially literate. The term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust’s financial statements.

Chair(s)

The Board will in each year elect from among its members a Chair who is not the Chief Executive Officer. The Chair of the Board is principally responsible for overseeing the operation and affairs of the Board. The Board has established a position description for the Chair which is attached as an appendix to these Governance Guidelines. The Board may also appoint a Co-Chair or Vice-Chair where it believes this would enhance the operations of the Board. In this case, the Co-Chair or Vice-Chair will share the responsibilities of the Chair.

Election of trustees

Every unitholder of the Trust is entitled to cast one vote per unit held in the election of trustees.

Term

All trustees are elected at the annual meeting of unitholders of the Trust for a term of one year. The Board does not believe it is advisable to establish term limits or mandatory retirement ages for its members as such limits may deprive the Trust and its unitholders of the contributions of members who have been able to develop, over time, valuable insights into the Trust, its strategy and business operations.

Board succession

The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to the Trust’s needs and the interests of its unitholders. In considering new nominees to the Board, the Committee shall consider the following criteria:

(a)	the competencies and skills necessary for the Board, as a whole, to possess;

(b)	the competencies and skills that each existing trustee possesses; and

(c)	the competencies and skills each new nominee will bring to the boardroom.

5.           MEETINGS

The Board has meetings at least once in each quarter, with additional meetings held when required. Additional meetings may be called by the Chair, the Chief Executive Officer or any trustee on proper notice.

The Chair is primarily responsible for the agenda. Prior to each Board meeting, the Chair discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any trustee may propose the inclusion of items on the agenda, request the presence of or a report by any senior officer, or at any Board meeting raise subjects that are not on the agenda for that meeting.

The Governance and Nominating Committee generally has meetings four times a year and the Audit Committee generally has meetings four times a year, and both committees have additional meetings when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by the Trust. Any member of a committee may call a committee meeting, request that an item be included on the committee’s agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or the Trust’s auditor.

The Independent Trustees will also have at least four meetings a year with only Independent Trustees present.

Notice of the place, day and time of each Board or committee meeting must be served on each trustee at least 48 hours prior to the meeting, however, meetings may be held at any time without notice if all of the trustees or committee members are present, or if all absent trustees or committee members have waived notice. The notice need not state the purpose or purposes for which the meeting is being held.

Procedures for Board meetings

Procedures for Board meetings are determined by the Chair unless otherwise determined by the Declaration of Trust of BOX or a resolution of the Board.

Procedures for committee meetings are determined by the committee chair unless otherwise determined by the Declaration of Trust of BOX or a resolution of the committee or the Board.

A quorum for any Board or committee meeting is not less than a majority of trustees, unless the trustees fix the quorum otherwise.

The Chair may vote as a trustee at any meeting, but does not have a second or casting vote in the case of an equality of votes.

The Secretary of the Trust keeps minutes of the meeting of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

6.           TRUSTEES RESPONSIBILITIES

Trustee orientation and continuing education

The Chief Financial Officer and the Secretary of the Trust, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new trustees. Generally, new trustees are provided with materials describing the Trust’s business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chair to learn about the Trust and its operations.

Attendance and participation

Each trustee is expected to attend all meetings of the Board and any committee of which he or she is a member. A trustee who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.

In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the trustees’ understanding of the matters considered. Trustees are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Service on other boards and audit committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must advise the Chair in advance of accepting an invitation to serve on the board of another public company and, as a general rule, trustees are not allowed to join a board of another public company on which two or more other trustees of the Trust serve.

Members of the Audit Committee may not serve on the audit committees of more than two other public companies without the prior approval of the Board.

Access to independent advisors

The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Trust and have the authority to determine the advisors’ fees and other retention terms. Any trustee may, subject to the approval of the Chair, retain an outside advisor at the expense of the Trust.

7.           COMMITTEES OF THE BOARD

General

BOX believes that Board committees assist in the effective functioning of the Board.

The Board has two standing committees: the Audit Committee and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for governance matters, the Audit and Governance and Nominating Committees have specific responsibilities for certain aspects of governance as described below.

The Board does not have a separate committee responsible for executive compensation because management compensation is determined by BPO.

The Audit Committee and Governance and Nominating Committee are comprised solely of Independent Trustees.

The following is a brief description of the mandate of each standing committee:

Audit Committee

The Audit Committee is responsible for monitoring the Trust’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Trust’s external auditors. The committee is also responsible for reviewing the Trust’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis and results of operations prior to their approval by the full Board.

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess periodically the size and composition of the Board and its committees, to implement procedures for trustee appointment and removal, to assess effectiveness of the performance of the Board and its trustees, to review BPO’s Code of Business Conduct and Ethics as adopted by the Board and to ensure its continued applicability, to review the Governance Guidelines, to review and recommend trustees’ compensation, and to monitor its relations with BPO in its capacity as manager of BOX.

Committee Chairs

The Audit and Governance and Nominating Committees are each chaired by an Independent Trustee. Each committee Chair is selected by the Board on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings. Copies of each charter are posted on the Trust’s Web site, www.brookfieldofficepropertiescanada.com.

Committee charters

Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board.

8.           EVALUATION OF BOARD, TRUSTEES AND COMMITTEES

The Governance and Nominating Committee in consultation with the Chair will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in these Governance Guidelines and in their respective committee charters. In connection with these evaluations, each trustee will be requested to provide his or her assessment of the effectiveness of the board and each committee. These evaluations should take into account the competencies and skills each trustee is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

9.           MANAGEMENT

Management Arrangements

BOX is a major component of the Canadian real estate division of BPO. A subsidiary of BPO provides the Trust with asset and property management services, as well as certain regulatory compliance and administrative services, to BOX under an asset management agreement and a property management agreement, both of which have been set at market terms and align the interests of BPO with those of other unitholders.

The senior officers of the Trust are employees of BPO but the selection and evaluation of the senior officers is done by the Board in consultation with BPO. The senior management of the Trust apportions their time between matters related to the Trust and matters related to other parts of BPO’s business as necessary. No cash compensation is paid by the Trust directly to its senior management in their capacity as such. Senior management receives their compensation from BPO.

It is the responsibility of the Board and the senior management of the Trust to ensure the Trust’s assets are being used in the best interests of the Trust, including to create wealth for its unitholders. When performance of either the senior management of the Trust or BPO is found to be inadequate, the Board has the responsibility to bring about appropriate change.

The Board, in consultation with BPO, has developed a position description of the Chief Executive Officer which is attached as an appendix to these Governance Guidelines. The Board, in consultation with BPO, annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed. Similar reviews and assessments are undertaken for other senior management personnel in consultation with BPO and the Chief Executive Officer.

Management’s and BPO’s relationship to the Board

BPO, in its capacity as manager of BOX, and senior management of the Trust report to and are accountable to the Board. At its meetings, the Board regularly engages in private sessions with the Trust’s Chair and Chief Executive Officer without other senior management present.

Business plans are developed for the Trust to ensure the compatibility of unitholder, Board and senior officers’ views on the Trust’s strategic direction, performance targets and utilization of unitholders’ equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by the Chief Executive Officer. The Board’s approval of the annual business plan then provides a mandate for senior management and BPO to conduct the affairs of the Trust knowing it has the necessary support of the Board. Material deviations from the plan are reported to and considered by the Board.

Board access to management

Information provided by management to trustees is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by the management of corporate developments and key decisions taken by them in pursuing the Trust’s business plan. The trustees periodically assess the quality, completeness and timeliness of information provided by the senior management to the Board.

Management succession

The Board in consultation with BPO maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.

10.         COMMUNICATION AND DISCLOSURE POLICIES

The Trust has adopted the Disclosure and Insider Trading Policy of BPO which sets out the policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the Board.

The Trust endeavors to keep its unitholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a website that provides summary information about BOX and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Trustees and senior management meet with the unitholders at the annual meeting and are available to respond to questions at that time.

The Trust also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Trust’s financial results. The Trust also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Trust’s designated spokespersons.

11.         TRUSTEE COMPENSATION

Trustees who are officers of the Trust or any of its affiliates do not receive any compensation for service as trustees of the Trust.

Annually, the Governance and Nominating Committee recommends to the Board the form and adequacy of compensation to trustees who are not senior officers. During this recommendation process, the committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a trustee of the Trust and to align the interests of the trustees with the best interests of the Trust and its stakeholders.

Trustees are reimbursed by the Trust for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as trustees.

12.          BROOKFIELD’S CODE OF BUSINESS CONDUCT AND ETHICS

The Board expects all trustees and members of management of the Trust to conduct themselves in accordance with the highest ethical standards and to adhere to BPO’s Code of Business Conduct and Ethics, which has been adopted by the Board. Any waiver of the Code of Business Conduct and Ethics for senior management and trustees of the Trust may only be made by the Board or the Governance and Nominating Committee (in addition to the waivers required by BPO’s board of directors) and will be disclosed to unitholders by the Trust to the extent required by law, regulation or stock exchange requirement.

13.          PROHIBITION ON PERSONAL LOANS

The Trust will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any trustee or officer.

14.          INDEMNIFICATION AND INSURANCE

In accordance with the Declaration of Trust of the Trust and applicable laws, present and former trustees and officers are each indemnified by the Trust.

In addition, the Trust maintains directors and officers insurance. Under this insurance coverage, the Trust and certain of its associated companies are reimbursed for indemnity payments made to trustees, directors or officers as required or permitted by law or under provisions of its Declaration of Trust or by-laws (as applicable) as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by trustees, directors and officers during the course of their duties as such. This insurance also provides coverage to individual trustees and officers without any deductible if they are not indemnified by the Trust. The insurance coverage for trustees, directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

15.          CONFLICTS OF INTEREST

Each trustee is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Trust. If a trustee has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

16.         CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from unitholders of the Trust. You may contact one or more members of the Board or its committees by writing to the Trust’s Secretary at:

Board of Trustees of Brookfield Office Properties Canada
c/o Brookfield Office Properties Canada
181 Bay Street, Suite 330
Toronto, Ontario M5J 2T3

Adopted by the Board of Trustees May 3, 2010

APPENDIX

Position description of Chair

The Chair of the Board of BOX is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her responsibilities, the Chair will:

(a)	provide leadership to foster the effectiveness of the Board;

(b)	ensure there is an effective relationship between the Board, senior officers of the Trust and BPO, in its role as provider of management, human resource and other services;

(c)	ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;

(d)	in consultation with the other members of the Board and the Chief Executive Officer, prepare the agenda for each meeting of the Board;

(e)	ensure that all trustees receive the information required for the proper performance of their duties, including information relevant to each meeting of the Board;

(f)
chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual trustees and confirming that clarity regarding decision-making is reached and accurately recorded;

(g)
together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual trustees, and make recommendations to the Governance and Nominating Committee for changes when appropriate;

(h)	work with the Chief Executive Officer and BPO to monitor progress on strategic planning, policy implementation and succession planning; and

(i)	provide additional services requested by the Board.

Position description of Chief Executive Officer

The Chief Executive Officer of BOX is responsible for providing the leadership of the Trust and, subject to the direction provided by the Board, managing the business and affairs of the Trust. In fulfilling his or her responsibilities, the Chief Executive Officer will:

(a)
develop and present to the Board for approval a business plan for the Trust, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the Board to evaluate management’s progress on implementing such strategies and achieving the objectives and goals, and report regularly to the Board on the progress of the business plan;

(b)
develop and present to the Board for approval annual capital and operating plans to implement the Trust’s business plan, together with key financial and other performance goals for the Trust’s activities, and report regularly to the Board on the progress against these goals;

(c)	manage the operations of the Trust in accordance with the business, capital and operating plans approved by the Board;

(d)	act as the primary spokesperson for the Trust;

(e)	recommend to the Board the appointment or termination of senior officers of the Trust;

(f)
present to the Board for approval annually an assessment of the senior officers of the Trust together with a succession plan that provides for the orderly succession of senior officers including the recruitment, training and development required;

(g)
together with the Trust’s Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Trust’s financial reporting and public disclosure; and

(h)	foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

APPENDIX C
AUDIT COMMITTEE CHARTER

A committee of the board of trustees of Brookfield Office Properties Canada (the “Trust”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIR

Following each annual meeting of unitholders, the board of trustees of the Trust (the “Board”) shall appoint from its number three or more trustees (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of unitholders of the Trust or until the Member ceases to be a trustee, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board.

All of the Members will be Independent Trustees.

In addition, every Member will be Financially Literate or agree to become Financially Literate within a reasonable period of time following appointment. Members may not serve on two or more other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the Chair of the Committee. If the Chair is absent from a meeting, the Members shall select a Chair from those in attendance to act as Chair of the meeting.

RESPONSIBILITIES

The Committee shall:

(a)
be directly responsible for overseeing the work of the external auditor of the Trust engaged for the purpose of preparing or issuing an auditor’s report or providing other audit, review or attest services to the Trust (the “auditor”);

(b)	require the auditor to report directly to the Committee;

(c)
review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend to the Board the auditor who should be nominated for appointment or re-appointment by the unitholders;

(d)	where appropriate, recommend to the Board that the unitholders terminate the auditor;

(e)
when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(f)	review the terms of the auditor’s engagement and recommend to the Board the compensation of the auditor;

(g)	at least annually, obtain and review a report by the auditor describing:

•	the auditor’s internal quality-control procedures; and

•
any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(h)
at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Trust; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

(i)	review and evaluate the lead partner of the auditor;

(j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the audit firm;

(k)
meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

•	planning and staffing of the audit;

•	any material written communications between the auditor and management;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	whether or not the auditor has received the full co-operation of management of the Trust;

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

•	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

•	all critical accounting policies and practices to be used by the Trust;

•
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

•
any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 5135.099 and 5136.28 of the CICA Handbook.

(l)
pre-approve any non-audit service to be provided to the Trust or any of its subsidiaries by the auditor in accordance with applicable law. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services to the extent permitted by applicable law. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval. The Committee may also adopt specific policies and procedures for the engagement of non-audit services provided these policies and procedures are detailed as to the particular services, mandate that the Committee be informed of each non-audit service and do not include the delegation of the Committee’s responsibilities to management;

(m)	resolve any disagreements between management and the auditor regarding financial reporting;

(n)	prior to the disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

•	audited annual consolidated financial statements, in conjunction with the report of the auditor;

•	interim consolidated financial statements;

•	annual and interim earnings press releases;

•	annual and interim management’s discussion and analysis of financial condition and results of operation;

•	reconciliations of the annual or interim financial statement; and

•
all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);

(o)
discuss press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(p)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Trust’s financial statements;

(q)
review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Trust’s internal control over financial reporting which are reasonably likely to adversely affect the Trust’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(r)
review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(s)
review the adequacy of the internal controls that have been adopted by the Trust to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of significant deficiencies and material weaknesses in internal control over financial reporting;

(t)
review the controls and procedures that have been adopted to confirm that material information about the Trust and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

(u)
establish and periodically review the procedures for the receipt, follow-up, retention and treatment of complaints received by the Trust about accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(v)	review periodically, the Trust’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(w)	review periodically, the status of taxation matters of the Trust;

(x)	review and approve the Trust’s policies for hiring partners and employees and former partners and employees of the present auditor and any former auditors of the Trust;

(y)
review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Trust; and

(z)	consider other matters of a financial nature as directed by the Board.

REPORTING

The Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function department;

(d)	the adequacy of the Trust’s internal controls and disclosure controls;

(e)
its recommendations regarding the annual and interim financial statements of the Trust and any reconciliation of the Trust’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)
its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Trust’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Trust’s Web site and the annual report of the Trust will state that this Charter is available on the Web site or is available in print to any unitholder who requests a copy.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor at the expense of the Trust, without the Board’s approval at any time and has the authority to determine any such advisor’s fees and other retention terms.

The Trust will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than two Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing and the Trust’s Declaration of Trust, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to the auditor, each Member, and to the Chair of the Board and the Chief Executive Officer of the Trust. Notice of meeting may be given orally, in person or by telephone, by letter, by facsimile or other electronic means not less than 48 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of management to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Independent Trustee” means a trustee who has been affirmatively determined by the Board to have no material relationship with the Trust, its parent or a subsidiary corporation, either directly or as a partner, unitholder or officer of an organization that has a relationship with the Trust. In addition, a trustee will be deemed to have a material relationship if he or she has one of the following relationships with the Trust (which in each case below must be read as including a parent company or subsidiary of the Trust):

(a)
the trustee is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last three years an executive officer) of the Trust. A trustee is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Trust, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

(b)
the trustee (a) is a partner of or is employed by the Trust’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Trust’s audit within that time; or (c) has a spouse, minor child or a child who lives in the trustee’s home and who (i) is a partner of the Trust’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Trust’s audit during that time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

(c)
the trustee is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Trust’s current executive officers serve or served at the same time on the compensation committee of that entity; or

(d)
the trustee has (or an immediate family member who is employed as an executive officer of the Trust has) received more than Cdn. $75,000 in direct compensation from the Trust in any 12-month period within the last three years, other than (a) fees for acting as a trustee or committee member, including as the Chair of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Trust, if receipt is not contingent in any way on continued service.

For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Trust or not) who performs a policy-making function in respect of the Trust, and the term “immediate family member” means the trustee’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers and sisters-in-law and anyone (other than a domestic employee) who lives in the trustee’s home.

Additionally, members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:

(a)
the trustee cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory,or other compensatory fee from the Trust or any of its subsidiaries, other than (a) fees for acting as a trustee,committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Trust (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the trustee if it is received by (a) the trustee’s spouse, a minor child or a child who lives in the trustee’s home; or (b) an entity in which the trustee is a partner, a member or an officer (such as a managing trustee or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Trust or any of its subsidiaries, unless the trustee is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

(b)	the trustee cannot be an affiliated entity of the Trust or any of its subsidiaries.

For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Trust. In addition, an individual is himself or herself an affiliated entity of the Trust if the individual holds any of the following positions with an affiliated entity: a trustee who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Trust, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Trust will be deemed not to control the Trust if the individual is not an executive officer of the Trust.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust’s financial statements.

Adopted by the Board of Trustees May 3, 2010

CERTIFICATE OF THE ISSUER

Date: July 27, 2010

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the issuer as required by the securities legislation of all of the provinces and territories of Canada.

(Signed) THOMAS F. FARLEY	(Signed) BRYAN K. DAVIS
Chief Executive Officer	Senior Vice President and Chief Financial Officer

On behalf of the Board of Trustees

(Signed) WILLIAM G. DAVIS	(Signed) MICHAEL F.B. NESBITT
Trustee	Trustee

CT-1